As filed with the Securities and Exchange Commission on February 4, 2005

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER THE SECURITIES ACT OF 1933

RACKABLE SYSTEMS, INC.

(Exact name of registrant as specified in its charter)

Delaware	3571	32-0047154
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

Rackable Systems, Inc.

1933 Milmont Drive

Milpitas, CA 95035

(408) 240-8300

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Thomas K. Barton

Chief Executive Officer

Rackable Systems, Inc.

1933 Milmont Drive

Milpitas, CA 95035

(408) 240-8300

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Timothy J. Moore, Esq. Brett D. White, Esq. Cooley Godward LLP Five Palo Alto Square 3000 El Camino Real Palo Alto, CA 94306 (650) 843-5000	William P. Garvey, Esq. General Counsel Rackable Systems, Inc. 1933 Milmont Drive Milpitas, CA 95035 (408) 240-8300	Dennis R. DeBroeck, Esq. Robert A. Freedman, Esq. Fenwick & West LLP 801 California Street Mountain View, CA 94041 (650) 988-8500

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price (1)(2)	Amount of Registration Fee
Common stock, par value $0.001 per share	$85,000,000	$10,005

(1)	Estimated solely for the purpose of computing the registration fee in accordance with Rule 457(o) under the Securities Act of 1933.
(2)	Includes the offering price of additional shares that the underwriters have the option to purchase.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the SEC, acting pursuant to Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. Neither we nor the selling stockholders may sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion, dated February 4, 2005.

PROSPECTUS

                     Shares

Common Stock

We are offering                      shares of our common stock in this initial public offering. The selling stockholders named in this prospectus are offering an additional                      shares of common stock. We will not receive any proceeds from the sale of shares by the selling stockholders. No public market currently exists for our common stock.

We have applied to have our common stock included for quotation on the Nasdaq National Market under the symbol “RACK.” We anticipate that the initial public offering price will be between $         and $         per share.

Investing in our common stock involves risks. See “ Risk Factors” beginning on page 9.

	Per Share	Total
Public Offering Price	$	$
Underwriting Discount	$	$
Proceeds to Rackable Systems (before expenses)	$	$
Proceeds to Selling Stockholders (before expenses)	$	$

The selling stockholders named in this prospectus, including members of management, have granted the underwriters a 30-day option to purchase up to                      additional shares of common stock at the initial public offering price, less the underwriting discount, to cover over-allotments, if any.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Lehman Brothers, on behalf of the underwriters, expects to deliver the shares on or about                     , 2005.

LEHMAN BROTHERS

THOMAS WEISEL PARTNERS LLC

PIPER JAFFRAY

RBC CAPITAL MARKETS

PACIFIC CREST SECURITIES

                    , 2005

Rackable systems

FOUNDATION SERIES COMPUTE SERVERS	SCALE OUT SERIES COMPUTE SERVERS	FOUNDATION SERIES STORAGE SERVERS

Our flagship product, with patented half-depth design enabling back-to-back mounting for higher server density and improved thermal management	Our next-generation product, incorporating back-to-back and side-by-side mounting to further increase density levels and improve thermal management	Our low-cost, high capacity storage system based on our core server technologies

“Rackable,” “Foundation Series,” “Scale Out Series” and the Rackable Systems logo are trademarks of Rackable Systems, Inc. All other trademarks or service marks appearing in this prospectus are trademarks or service marks of their respective owners.

Until                     , 2005, 25 days after the date of this offering, all dealers that effect transactions in our shares, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to each dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to its unsold allotments or subscriptions.

PROSPECTUS SUMMARY

You should read the following summary together with the entire prospectus, including the more detailed information in our financial statements and related notes appearing elsewhere in this prospectus. You should carefully consider, among other things, the matters discussed in “Risk Factors.”

RACKABLE SYSTEMS, INC.

We are a leading provider of high-density compute servers and high-capacity storage systems based on an open architecture approach, targeting “scale out” datacenter deployments. Our products are designed to provide benefits in the areas of density, thermal management, remote management, ease of serviceability and flexible and efficient power distribution. We also offer a high degree of flexibility and control in component selection to match the specific environmental and application requirements of our customers. Our products are designed to minimize total cost of ownership through strategic sourcing of components and reduced deployment and operating expenses. We base our products on open standard components such as processors from Intel and Advanced Micro Devices, or AMD, and operating systems such as Linux and Windows in order to leverage the continuing price-performance improvements associated with high-volume computer components.

Growth in our markets is being driven by customer adoption of scale out solutions for demanding datacenter applications. “Scale out” refers to deployment of large numbers of relatively inexpensive, modular servers and storage systems in order to address computing applications that historically required more expensive proprietary minicomputer, mainframe or supercomputer systems. The use of scale out solutions can offer advantages in terms of initial acquisition cost, ongoing maintenance expense, modularity, configurability and freedom to purchase hardware components, operating systems, maintenance and support from multiple vendors.

The increasing popularity and adoption of scale out solutions has created new challenges for datacenter operators. Companies that have adopted scale out solutions are deploying increasingly larger server and storage farms, which can consist of thousands of servers and hundreds of terabytes of storage. When deployed at this scale, challenges can include space constraints, high power consumption, effective evacuation of large amounts of heat, and serviceability and maintenance of systems and components. Rackable Systems was founded in 1999 to address these challenges and provide an innovative modular approach to large-scale datacenter computing.

Our flagship Foundation Series compute servers are high-density, rack-mounted server systems designed specifically for scale out datacenter environments. The Foundation Series servers utilize our patented half-depth, back-to-back chassis design to increase the physical server density, reducing floor space requirements. When deployed in our cabinets, we are generally able to offer approximately twice the server or processor density of traditional rack-mount solutions. We provide a range of power and heat management techniques that enable our servers to operate effectively at these density levels. The Foundation Series servers also provide configurable components, front-facing cable connections for enhanced serviceability, and our proprietary lights out remote management solution. In August 2004, we introduced our Scale Out Series of compute servers, which are designed to further increase density levels, improve thermal management and improve cable management and system serviceability. We also offer low-cost, high-capacity storage systems, which leverage many of our core server technologies, to help enterprises cost-effectively meet their increasing data storage requirements. Our recently introduced IP Storage Area Network, or IP SAN, and Network Attached Storage, or NAS, appliances use industry standard components to decrease the total cost of ownership of these systems.

By embracing modular and open-standards approaches to computing and storage, we seek to deliver leading-edge solutions to our customers that minimize total cost of ownership. Key benefits that differentiate our systems include:

•	innovative server, storage and cabinet enclosure designs to improve density and thermal management;

•	simple, low-cost remote monitoring and management technology;

•	ease of maintenance and serviceability;

•	flexible AC and DC power distribution techniques targeting improved power efficiencies;

•	configure-to-order component selection capabilities to address customer-specific requirements; and

•	delivery of cost-effective, high-capacity and high-density storage solutions using open standards, commodity components and third-party software platforms.

Our objective is to become the leading provider of compute and storage systems that are optimized for scale out datacenter deployments. Key elements of our strategy include the following:

•	drive new product development through collaboration with customers and suppliers;

•	incorporate leading technologies and industry standards;

•	introduce new product and service offerings;

•	address new market opportunities and expand sales channels; and

•	continue leveraging our supply chain and operations to maintain our low-cost structure.

Our product development efforts focus on addressing the needs of customers deploying large, scale out computing infrastructure. These needs include high-density, leading-edge performance, high power conversion efficiency, effective thermal management and ease of monitoring, maintenance, and serviceability. We work closely with our customers and suppliers to develop product innovations that can be incorporated into our product designs. We have developed cooperative working relationships with several of the world’s most advanced technology companies, such as Intel and AMD, to leverage their research and development capabilities. By collaborating with our customers and leading technology companies, we believe we can stay at the forefront of technology trends, deliver solutions that address large markets and reduce our research and development expense.

Our operational strategy is to provide our customers with built-to-order, high quality, turn-key solutions. Our operations are based on a hybrid manufacturing model that enables us to maintain direct, in-house control of key processes, including procurement, product configuration and validation, quality assurance and testing, while outsourcing a significant portion of the actual mechanical assembly operations to our contract manufacturers.

We market our systems primarily through our direct sales force to enterprises within the United States. We focus our sales and marketing activities on enterprises that typically purchase hundreds of servers per year. To date, we have concentrated our marketing efforts on leading Internet companies, as well as customers with high-performance computing requirements in vertical markets such as semiconductor design, enterprise software, federal government, entertainment, financial services, oil and gas exploration and biotechnology and pharmaceuticals. We have sold our products to over 100 customers, including Microsoft, nVidia, Oracle, WebEx and Yahoo!.

Our business is subject to numerous risks, which are highlighted in the section entitled “Risk Factors” following this prospectus summary. In particular, we are substantially dependent on a small number of customers for a large portion of our revenues, we are subject to intense competition from some of the largest enterprise computing and storage companies in the world, and we purchase commodity components in spot markets which can and do expose us to pricing volatility and supply constraints. These and other risks contribute to substantial quarter-to-quarter volatility in our financial results, which we expect to continue for the foreseeable future.

Corporate Information

We were incorporated in the State of Delaware in December 2002 under the name of Rackable Corporation, at which time we received financing from an entity affiliated with Parthenon Capital and purchased substantially all of the assets and assumed substantially all of the liabilities of our predecessor corporation, now named GNJ, Inc. GNJ, Inc., formerly known as Rackable Systems, Inc., was incorporated in October 2000. In December 2000, GNJ, Inc. purchased all of the assets and assumed all of the liabilities of Rackable Systems LLC, the predecessor entity to GNJ, Inc., that was formed in October 1999. Rackable Systems LLC was later merged into GNJ, Inc. in January 2001. We changed our corporate name from Rackable Corporation to Rackable Systems, Inc. in December 2002. Our principal executive offices are located at 1933 Milmont Drive, Milpitas, California and our telephone number is (408) 240-8300. Our website address is www.rackable.com. The information contained in our website is not a part of this prospectus.

You should rely only on the information contained in this prospectus. Neither we nor the selling stockholders have authorized anyone to provide you with information different from that contained in this prospectus. We are not making an offer of these securities in any jurisdiction where the offer is not permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of our common stock.

The terms “Rackable,” “Rackable Systems,” “we,” “us” and “our” as used in this prospectus refer to Rackable Systems, Inc. and, with respect to events occurring prior to December 23, 2002, our predecessor company formerly named “Rackable Systems, Inc.” and now named “GNJ, Inc.”

THE OFFERING

Common stock offered by Rackable Systems	shares

Common stock offered by the selling stockholders	shares

Common stock to be outstanding after this offering	shares

Use of proceeds

We will use approximately $24.2 million of the net proceeds from this offering to redeem all outstanding shares of our preferred stock held by our original investors, including approximately $21.0 million that will be distributed to entities affiliated with Parthenon Capital and approximately $509,000 and $234,000 to be distributed to our Chief Executive Officer and Chief Financial Officer, respectively. In addition, we will use approximately $1.5 million of the net proceeds to repay promissory notes issued primarily to our founders in connection with the repurchase of a warrant agreement. We plan to use the remaining net proceeds for working capital and other general corporate purposes. For more detailed information, see “Use of Proceeds.” We will not receive any of the proceeds from the sale of shares by the selling stockholders.

Proposed Nasdaq National Market symbol	“RACK”

The common stock outstanding after this offering is based on 8,355,704 shares of common stock outstanding as of December 31, 2004, plus 13,524,000 shares of common stock issuable upon redemption of all outstanding shares of preferred stock upon the closing of this offering, and excludes:

•	3,679,500 shares of common stock issuable upon exercise of options outstanding at December 31, 2004, granted under our 2002 Stock Option Plan at a weighted average exercise price of $1.28 per share;

•	75,000 shares of common stock issuable upon exercise of options granted after December 31, 2004, under our 2002 Stock Option Plan at a weighted average exercise price of $4.07 per share;

•	an aggregate of 3,026,936 additional shares of common stock reserved for future grants under our 2005 Equity Incentive Plan, our 2005 Non-Employee Directors’ Stock Option Plan and our 2005 Employee Stock Purchase Plan, each of which was adopted by our Board of Directors in January 2005 and was approved by our stockholders in 2005, becomes effective on the first day that our common stock is publicly traded, and contains provisions that automatically increase its share reserve each year, as more fully described in “Management—Equity Compensation and Defined Contribution Plans”; and

•	the effect of our repurchase of an aggregate of 1,224,123 shares of our common stock from our founders for an aggregate purchase price of $6.0 million that occurred in February 2005.

Unless specifically stated otherwise, all information contained in this prospectus assumes:

•	the conversion and automatic redemption of all of our preferred stock for (1) approximately $24.2 million in cash from the net proceeds of this offering and (2) 13,524,000 shares of common stock, to occur prior to or upon the closing of this offering;

•	the use of approximately $1.5 million of the net proceeds to repay promissory notes issued primarily to our founders in connection with the repurchase of a warrant agreement, which will occur upon the closing of this offering; and

•	the amendment and restatement of our certificate of incorporation following the closing of this offering.

Share numbers in this prospectus do not reflect a              for              reverse split of the shares of our common stock on or before the closing of the offering, which will be reflected in an amendment to this prospectus.

Summary Financial Data

The summary financial data set forth below are derived from our audited financial statements (unaudited in the case of the nine months ended September 30, 2003) and should be read in conjunction with our financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus. See Note 2 to our financial statements for information regarding computation of net income (loss) per share attributable to common stockholders.

	Predecessor		Year Ended December 31, 2003	Nine Months Ended September 30,
	Year Ended September 30,
	2001	2002		2003	2004
				(unaudited)
	(in thousands, except for per share data)
Statements of Operations Data:
Revenue	$26,446	$20,370	$52,880	$25,276	$86,767
Cost of revenue (1)	18,635	15,409	41,649	19,820	70,468

Gross profit	7,811	4,961	11,231	5,456	16,299

Operating expenses:
Research and development (1)	2,464	892	888	574	530
Sales and marketing (1)	1,762	1,364	4,977	2,842	7,976
General and administrative (1)	2,728	1,544	5,056	3,794	8,107

Total operating expenses	6,954	3,800	10,921	7,210	16,613

Income (loss) from operations	857	1,161	310	(1,754)	(314)
Change in fair value of embedded derivatives in preferred stock	—	—	(51,388)	(38,357)	(38,806)
Gain on sale of investment	—	—	—	—	2,968
Other income (expense), net	53	(139)	(1,038)	(506)	(1,899)

Income (loss) before income tax provision	910	1,022	(52,116)	(40,617)	(38,051)
Income tax provision	(2)	(18)	(548)	(331)	(3,033)

Net income (loss)	908	1,004	(52,664)	(40,948)	(41,084)
Accretion of redeemable convertible preferred stock	—	—	(1,447)	(1,447)	—

Net income (loss) attributable to common stockholders	$908	$1,004	$(54,111)	$(42,395)	$(41,084)

Net income (loss) per share attributable to common stockholders:
Basic	$0.10	$0.09	$(11.10)	$(8.69)	$(5.72)

Diluted	$0.10	$0.09	$(11.10)	$(8.69)	$(5.72)

Shares used in computing net income (loss) per share attributable to common stockholders:
Basic	8,807	10,636	4,876	4,876	7,188

Diluted	8,807	10,636	4,876	4,876	7,188

Other Financial Information:
EBITDA (2)	$882	$1,118	$(49,244)	$(38,706)	$(34,889)

Adjusted EBITDA (2)	$882	$1,118	$3,113	$342	$5,620

(1)	Includes non-cash stock-based compensation of the following:

	Predecessor		Year Ended December 31, 2003	Nine Months Ended September 30,
	Year Ended September 30,
	2001	2002		2003	2004
				(unaudited)
	(in thousands)
Cost of revenue	$—	$—	$10	$—	$57
Research and development	—	—	—	—	32
Sales and marketing	—	—	34	20	84
General and administrative	—	—	925	671	4,498

Total stock-based compensation	$—	$—	$969	$691	$4,671

(2)	We use two financial measures not calculated in accordance with Generally Accepted Accounting Principles in the United States of America, or GAAP. EBITDA is a non-GAAP financial measure and represents net income (loss) plus interest expense, income tax provision, depreciation and amortization, less interest income. We also use the non-GAAP financial measure “Adjusted EBITDA” which excludes from EBITDA stock-based compensation, net, change in fair value of embedded derivatives in preferred stock and gain on sale of investment. EBITDA and Adjusted EBITDA may not be comparable to EBITDA and Adjusted EBITDA as reported by other companies. The computation of EBITDA and Adjusted EBITDA are as follows:

	Predecessor		Year Ended December 31, 2003	Nine Months Ended September 30,
	Year Ended September 30,
	2001	2002		2003	2004
				(unaudited)
	(in thousands)
Reconciliation of Net Income (Loss) to Adjusted EBITDA:
Net income (loss)—as reported	$908	$1,004	$(52,664)	$(40,948)	$(41,084)

Add back (deduct):
Interest expense	4	56	1,088	538	1,904
Income tax provision	2	18	548	331	3,033
Depreciation and amortization	17	49	1,831	1,409	1,263
Interest income	(49)	(9)	(47)	(36)	(5)

EBITDA	$882	$1,118	$(49,244)	$(38,706)	$(34,889)

Add back (deduct):
Change in fair value of embedded derivatives in preferred stock	—	—	51,388	38,357	38,806
Amortization of stock-based compensation	—	—	969	691	4,671
Gain on sale of investment	—	—	—	—	(2,968)

Adjusted EBITDA	$882	$1,118	$3,113	$342	$5,620

EBITDA is relevant and useful information, which is often reported and widely used by analysts, investors and other interested parties in our industry, and so we believe our reporting EBITDA better assists investors in comparing our operating performance to those of other companies in our industry. Following this offering we anticipate no further charges for change in fair value of the embedded derivatives in preferred stock as a result of the conversion of the preferred stock prior to the completion of this offering. As a result, by excluding the embedded derivatives charge from our financial results, we believe it gives investors a presentation of our operating performance in prior periods that reflects how we will be reporting our operating performance in future periods, which provides investors with additional information in assessing our prospects. In addition, excluding this charge as well as stock-based compensation enables investors to be able to analyze our financial operations that are directly applicable to generating cash flow. Further, Adjusted EBITDA excludes gain on sale of investment, as this amount was from stock we took as payment for products, and we have not taken any other stock for payment nor do we expect to do so. Accordingly, we disclose this information to enable investors to engage in a more comprehensive analysis of our core operating performance, to provide an additional measure of performance and liquidity and to provide additional information with respect to our ability to meet future working capital requirements. However, neither EBITDA nor Adjusted EBITDA is a measure of financial performance under GAAP and each of EBITDA and Adjusted EBITDA should be considered in addition to, but not as a substitute for, other measures of financial performance reported in accordance with GAAP, such as net income (loss). Please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures” for further information regarding limitations relating to the use of EBITDA and Adjusted EBITDA.

Management uses Adjusted EBITDA for planning purposes, including the preparation of annual operating budgets, to determine appropriate levels of operating and capital investments and as one of the target elements in our compensation incentive programs. We therefore utilize Adjusted EBITDA as a useful alternative to net income (loss) as an indicator of our performance. While we believe that some of the items excluded from Adjusted EBITDA are not indicative of our core operating results, these items do impact our statements of operations, and management therefore utilizes Adjusted EBITDA as an operating performance measure in conjunction with GAAP measures such as net income (loss) and gross profit. Management uses EBITDA to calculate Adjusted EBITDA.

The following table contains a summary of our balance sheet data as of September 30, 2004:

•	on an actual basis;

•	on a pro forma basis to reflect:

•	the repurchase of 1,680,000 shares of our preferred stock from our preferred stockholder for $2.1 million in cash that occurred in October 2004;

•	the repurchase of an aggregate of 1,224,123 shares of our common stock from our founders for an aggregate purchase price of $6.0 million that occurred in February 2005; and

•	the conversion and automatic redemption of all our outstanding preferred stock for (1) approximately $24.2 million in cash from the net proceeds of this offering and (2) 13,524,000 shares of common stock to occur prior to or upon the closing of this offering; and

•	on a pro forma as adjusted basis to reflect the pro forma adjustments above as well as:

•	the use of approximately $1.5 million of the net proceeds to repay promissory notes issued primarily to our founders in connection with the repurchase of a warrant agreement, which will occur upon the closing of this offering; and

•	the sale of shares of common stock offered by us at an assumed public offering price of $ per share, after deducting estimated underwriting discounts and commissions and estimated offering expenses.

	As of September 30, 2004
	Actual	Pro Forma	Pro Forma As Adjusted
	(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$16,452	$—	$
Working capital (deficit)	14,886	(17,364)
Total assets	53,388	36,936
Mandatorily redeemable preferred stock	25,191	—		—
Embedded derivatives in preferred stock (1)	91,178	—		—
Total stockholders’ equity (deficit)	(90,577)	(6,458)

(1)	The embedded derivatives will be reclassified as additions to stockholders’ equity upon the issuance of the common stock in connection with the conversion of the preferred stock.

RISK FACTORS

An investment in our common stock involves a high degree of risk. You should carefully consider the risks and uncertainties described below together with all of the other information contained in this prospectus before deciding whether to invest. Each of these risks could adversely affect our business, financial condition and results of operations. As a result, the trading price of our common stock could decline and you might lose all or part of your investment.

Risks Related To Our Business and Industry

Our quarterly operating results have fluctuated significantly in the past and will continue to fluctuate in the future, which could cause our stock price to decline.

Our quarterly operating results have fluctuated significantly in the past, and we believe that they will continue to fluctuate in the future, due to a number of factors, many of which are beyond our control. For example, our revenues grew from $18.1 million for the quarter ended March 31, 2004 to $34.8 million for the quarter ended June 30, 2004, but declined to $33.9 million for the quarter ended September 30, 2004. If in future periods our operating results do not meet the expectations of investors or analysts who choose to follow our company, our stock price may fall. Factors that may affect our quarterly operating results include the following:

•	fluctuations in the buying patterns and sizes of customer orders from one quarter to the next;

•	timing of delivery of our products;

•	addition of new customers or loss of existing customers;

•	our ability to enhance our products with new and better functionality;

•	costs associated with obtaining components to satisfy customer demand;

•	productivity and growth of our sales force;

•	new product announcements or introductions or changes in pricing by our competitors;

•	the portion of our revenues that result from the sale of server products and storage products;

•	technology and intellectual property issues associated with our products; and

•	general economic trends, including changes in information technology spending or geopolitical events such as war or incidents of terrorism.

We are substantially dependent on a concentrated number of customers that purchase in large quantities. If we are unable to maintain or replace our relationships with customers and diversify our customer base, our revenues may fluctuate and our growth may be limited.

Historically, a significant portion of our revenues has come from a limited number of customers. There can be no guarantee that we will be able to sustain our revenue levels from these customers because our revenues have largely been generated in connection with these customers’ decisions to deploy large-scale server and storage farms and their capacity requirements may become fulfilled. For example, our largest customer in fiscal 2002 accounted for 32% of our revenues, but this customer only accounted for 6% of our revenues in fiscal 2003 and none of our revenues in the first nine months of fiscal 2004. Similarly, our largest customer in the first nine months of fiscal 2004 accounted for 42% of our revenues, but only accounted for 1% of our revenues in fiscal 2003. Moreover, the proportion of our revenues derived from a limited number of customers may be even higher in any future quarter. If we cannot maintain or replace the customers that purchase large amounts of our products, or if they do not purchase products at the levels or at the times that we anticipate, our ability to maintain or grow our revenues will be adversely affected.

We face intense competition from the leading enterprise computing companies in the world as well as from emerging companies. If we are unable to compete effectively, we might not be able to achieve sufficient market penetration, revenue growth or profitability.

The markets for compute server products and storage products are highly competitive. Our most significant competitors, Dell, Inc., Hewlett-Packard Company, International Business Machines Corporation and Sun Microsystems, Inc. in the compute server market and EMC Corporation, Hewlett-Packard Company, Hitachi Data Systems, Ltd. and Network Appliance, Inc. in the storage market, represent some of the most established companies in the computer industry. These competitors have the following advantages over us:

•	substantially greater market presence and greater name recognition;

•	substantially greater financial, technical, research and development, sales and marketing, manufacturing, distribution and other resources;

•	longer operating histories;

•	a broader offering of products and services;

•	more established relationships with customers, suppliers and other technology companies; and

•	the ability to acquire technologies or consolidate with other companies in the industry to compete more effectively.

Because these competitors have greater financial strength than we do and are able to offer a more diversified bundle of products and services, they may have the ability to severely undercut the pricing of our products, which would make us uncompetitive or force us to reduce our average selling prices, negatively impacting our margins. These competitors may be able to develop products that are superior to the commercially available components that we incorporate into our products, or may be able to offer products that provide significant price advantages over those we offer. For instance, a competitor could use its resources to develop proprietary motherboards with specifications and performance that are superior in comparison with the platforms that are currently available to the marketplace, which could give that competitor a distinct technological advantage. In addition, if our competitors’ products become more accepted than our products, our competitive position will be impaired.

As the enterprise computing industry evolves, we expect to encounter additional competitors, including companies in adjacent technology businesses such as storage and networking infrastructure and management, companies providing technology that is complementary to ours in functionality, such as datacenter management software, contract manufacturers, and other emerging companies that may announce server product offerings. Moreover, our current and potential competitors, including companies with whom we currently have strategic alliances, may establish cooperative relationships among themselves or with other third parties. If this occurs, new competitors or alliances may emerge that could negatively impact our competitive position.

Our products incorporate open standard, commoditized components and materials that we obtain in spot markets, and, as a result, our cost structure and our ability to respond in a timely manner to customer demand are sensitive to volatility of the market prices for these components and materials.

A significant portion of our operating expenses is directly related to the pricing of commoditized materials and components utilized in the manufacture of our products, such as memory, hard drives and central processing units, or CPUs. As part of our procurement model, we do not enter into long-term supply contracts for these materials and components, but instead purchase these materials and components in a competitive bid purchase order environment with suppliers or on the open market at spot prices. As a result, our cost structure is affected by price volatility in the marketplace for these components and materials, especially for dynamic random access memory, or DRAM. This volatility makes it difficult to predict expense levels and operating results and may cause them to fluctuate significantly. In addition, if we are successful in growing our business, we may not be able to continue to procure components solely on the spot market, which would require us to enter into contracts with component suppliers to obtain these components. This could increase our costs and decrease our gross margins.

In addition, because our procurement model involves our ability to maintain a low inventory and to acquire materials and components as needed, and because we do not enter into long-term supply contracts for these materials and components, we may be in a position in which our ability to effectively and efficiently respond to customer orders may be constrained by the then-current availability or the terms and pricing of these materials and components. Our industry has experienced component shortages and delivery delays in the past, and in the future we may experience shortages or delays of critical components as a result of strong demand in the industry or other factors. As one example, DRAM can represent a significant portion of our cost of revenues, and both the price and availability of various kinds of DRAM are subject to substantial volatility in the spot market. In the past, we have encountered situations where we were forced to pay higher prices than we anticipated for DRAM, and we have encountered situations where DRAM was in tight supply and we were unable to deliver customer orders on their anticipated delivery dates. If shortages or delays arise, the prices of these components may increase or the components may not be available at all. We may not be able to secure enough components at reasonable prices or of acceptable quality to build new products to meet customer demand, which could adversely affect our business and financial results.

We intend to expand our operations and increase our expenditures in an effort to grow our business. If we are not able to manage this growth and expansion, or if our business does not grow as we expect, our operating results may suffer.

We intend to continue to grow our business by entering new markets, developing new product and service offerings and pursuing new customers. In connection with this growth, we expect that our annual operating expenses will increase over the next several years as we expand our sales and marketing, research and development, manufacturing and production infrastructure, and our customer service and support efforts. Our failure to timely or efficiently expand operational and financial systems and to implement or maintain effective internal controls and procedures could result in additional operating inefficiencies that could increase our costs and expenses more than we had planned and might cause us to lose the ability to take advantage of market opportunities, enhance existing products, develop new products, satisfy customer requirements, respond to competitive pressures or otherwise execute our business plan. Additionally, if we do increase our operating expenses in anticipation of the growth of our business and this growth does not meet our expectations, our financial results will be negatively impacted.

We intend to expand our sales into international markets, which may be more difficult than we expect, and if we are unable to do so successfully, our revenues and operating results may be adversely impacted.

One component of our growth strategy is to expand into international markets. However, we have limited experience in selling our systems overseas, and we may encounter unexpected difficulties in doing so. If we are not able to expand into international markets, our ability to grow our business will be adversely affected. Some of the factors that may impact our ability to initiate and maintain sales in foreign markets include:

•	our ability to establish international manufacturing, support and service, which could be costly and time consuming;

•	our ability to establish channel relationships with resellers in international markets;

•	adoption of new laws or changes to existing international laws;

•	our ability to service international installations;

•	currency fluctuations; and

•	political and economic instability.

Our business depends on decisions by potential customers to adopt our modular, open standard-based products and to replace their legacy server systems with our products, and they may be reluctant to do so, which would limit our growth.

Our business depends on companies moving away from large proprietary RISC/UNIX servers, to servers based on modular, open standard-based architecture, including servers that run on Linux and Microsoft Windows operating systems and that utilize commercially available x86 processor architectures. If enterprises do not continue to adopt this open standard-based approach, the market for our products may not grow as we anticipate and our revenues would be adversely affected. Factors such as the significant amount of litigation surrounding the Linux operating system may impede the adoption of systems using this operating system. Further, because potential customers have often invested significant capital and other resources in existing systems, many of which run mission-critical applications, customers may be hesitant to make dramatic changes to their datacenter systems. The failure of our customers and potential customers to replace their legacy server systems and adopt open standard-based modular technologies could have a material adverse impact on our ability to maintain or generate additional revenues.

We rely primarily on our direct sales force to generate revenues, and may be unable to hire additional qualified sales personnel in a timely manner or retain our existing sales representatives.

To date, we have relied primarily on our direct sales force to sell our products in the United States. Because we are looking to expand our customer base and grow our sales to existing customers, we will need to hire additional qualified sales personnel in the near term and beyond if we are to achieve our anticipated revenue growth. The competition for qualified sales personnel in our industry, and particularly in Silicon Valley, is very intense. If we are unable to hire, train, deploy and manage qualified sales personnel, our ability to grow our business will be impaired. In addition, if we are unable to retain our existing sales personnel, our ability to maintain or grow our current level of revenues will be adversely affected.

We intend to adopt a channel strategy to generate additional sales and revenues, and the failure to implement this strategy successfully might affect our ability to sustain revenue growth and may harm our business and operations.

A substantial portion of our sales strategy is to continue to develop our sales efforts through the use of resellers and other third parties to sell our systems. We may not be successful in building or expanding relationships with these third parties. Further, even if we do develop and expand these relationships, they may conflict with our direct sales efforts in some territories. Ineffective marketing of our products by our resellers or disruptions in our distribution channels could lead to decreased sales or slower than expected growth in revenues and might harm our business and operations.

Our limited operating history makes it difficult to evaluate our current business and future prospects, and may increase the risk of your investment.

Our company has only been in existence since October 1999, and much of our growth has occurred since December 2002. Our limited operating history may make it difficult to evaluate our current business and our future prospects. We have encountered and will continue to encounter risks and difficulties frequently experienced by growing companies in rapidly changing industries. If we do not address these risks successfully, our business, financial condition and results of operations will be adversely affected.

Our sales cycle requires us to expend a significant amount of resources, and could have an adverse effect on the amount, timing and predictability of future revenues.

The sales cycle of our products, beginning from our first customer contact to closing of the sale, often ranges from three to six months. We may expend significant resources during the sales cycle and ultimately fail to close the sale. The success of our product sales process is subject to factors over which we have little or no control, including:

•	the timing of our customers’ budget cycles and approval processes;

•	our customers’ existing use of, or willingness to adopt, open standard server products, or to replace their existing servers or expand their processing capacity with our products;

•	the announcement or introduction of competing products; and

•	established relationships between our competitors and our potential customers.

We expend substantial time, effort and money educating our current and prospective customers as to the value of our products. Even if we are successful in persuading lower-level decision makers within our customers’ organizations of the benefits of our products, senior management might nonetheless elect not to buy our products after months of sales efforts by our employees or resellers. If we are unsuccessful in closing sales after expending significant resources, our revenues and operating expenses will be adversely affected.

If we are unable to protect our intellectual property adequately, we may not be able to compete effectively.

Our intellectual property is critical to our success and our ability to compete. If we fail to protect our intellectual property rights adequately, our competitors might gain access to our technology. Unauthorized parties may attempt to copy or otherwise obtain and use our proprietary technology despite our efforts to protect our intellectual property. For example, we have already initiated two patent infringement actions against four defendants, seeking to enforce our intellectual property rights. We obtained consent judgments and permanent injunctions against three of the defendants, and reached a confidential settlement with the fourth. However, litigation is inherently uncertain, and there is no assurance that any litigation we initiate will have a successful outcome. Monitoring unauthorized use of our technology is difficult, and we cannot be certain that the steps we have taken will prevent unauthorized use of our technology, particularly in foreign countries where we do not have patents and the laws may not protect our proprietary rights as fully as the laws of the United States. Any claims or litigation that we initiate to protect our proprietary technology could be time consuming and expensive and divert the attention of our technical and management resources whether or not the claims or litigation are decided in our favor. We currently have seven patents issued in the United States and three utility patent applications and five provisional patent applications pending. Patents may not be issued from these patent applications, and even if patents are issued, they may not benefit us or give us adequate protection from competing products. For example, issued patents might be circumvented or challenged and declared invalid or unenforceable. Moreover, if other companies develop unpatented proprietary technology similar to ours or competing technologies, our competitive position will be weakened.

If we are found to have violated the intellectual property rights of others, we could be required to indemnify our customers, resellers or suppliers, redesign our products, pay significant royalties and enter into license agreements with third parties.

Our industry is characterized by a large number of patents, copyrights, trade secrets and trademarks and by frequent litigation based on allegations of infringement or other violation of intellectual property rights. As we continue our business, expand our product lines and our product functionality, and expand into new jurisdictions around the world, third parties may assert that our technology or products violate their intellectual property rights. Any claim, regardless of its merits, could be expensive and time consuming to defend against, and would divert the attention of our technical and management resources. Successful intellectual property claims against us could result in significant financial liability or prevent us from operating our business or portions of our business. In addition, resolution of claims may require us to redesign our technology, to obtain licenses to use intellectual property belonging to third parties, which we may not be able to obtain on reasonable terms, to cease using the technology covered by those rights, and to indemnify our customers, resellers or suppliers. Any of these events could materially harm our business, financial condition and results of operations.

If we lose the services of one or more members of our current executive management team or other key employees, or if we are unable to attract additional executives or key employees, we may not be able to execute on our business strategy.

Our future success depends in large part upon the continued service of our executive management team and other key employees. In particular, Thomas K. Barton, our president and chief executive officer, and Todd R.

Ford, our executive vice president of operations and chief financial officer, are critical to the overall management of our company as well as to the development of our culture and our strategic direction. Giovanni Coglitore, our chief technology officer and one of our founders, plays a key role in our future technology and product development. The loss of services of any of these executives or of one or more other members of our executive management or sales team or other key employees could seriously harm our business.

In addition, we are currently in the process of strengthening our executive management team. Competition for qualified executives is intense, particularly in Silicon Valley, and if we are unable to continue expanding our management team or successfully integrate new additions to our management team in a manner that enables us to scale our business and operations effectively, our ability to operate effectively and efficiently could be limited.

If we fail to maintain or expand our relationships with our suppliers, we may not have adequate access to new or key technology necessary for our products, and, as a result, our ability to deliver leading-edge products may be impaired.

In addition to the technologies we develop, our suppliers develop product innovations at our direction that are requested by our customers. In many cases, we retain the ownership of the intellectual property developed by these suppliers. In addition, we rely heavily on our component suppliers, such as Intel and Advanced Micro Devices, to provide us with leading-edge components. If we are not able to maintain or expand our relationships with our suppliers or continue to leverage their research and development capabilities to develop new technologies desired by our customers, our ability to deliver leading-edge products may be impaired and we could be required to incur additional research and development expenses.

We depend on our Foundation Series compute servers for substantially all of our revenues. If the market acceptance of our Foundation Series compute servers does not continue, or if we are unsuccessful in introducing our Scale Out Series compute servers, we may not be able to achieve or sustain our anticipated growth.

We sold our first Foundation Series compute servers in February 2000. We currently depend on sales of our Foundation Series compute servers for substantially all of our revenues, but have recently launched our Scale Out Series compute servers and expect this series to contribute to future revenues. If our Scale Out Series compute servers fail to achieve market acceptance, or if we are unsuccessful in developing improved products or products to replace or supplement our current product line, we may not grow our business and revenues as we expect. In addition, there is the risk that sales of our Scale Out Series compute servers will, in some cases, replace sales of our Foundation Series compute servers, which would decrease the ability of our Scale Out Series compute servers to increase our revenues. Further, because our customers are engaged in large-scale data center implementations, if customers believe that new generations of our products will become available in the near future, this perception may cause customers to delay or cancel existing orders, which would affect our ability to generate revenues in accordance with forecasted levels.

We rely on contract manufacturers to manufacture our products, and our failure to successfully manage our relationships with these contract manufacturers could impair our ability to deliver our systems in a manner consistent with required volumes or delivery schedules, which could damage our relationships with our customers and decrease our revenues.

We rely on contract manufacturers, primarily Sanmina-SCI Corporation, to assemble and test our products. None of these third-party contract manufacturers are obligated to perform services or supply products to us for any specific period, or in any specific quantities, except as may be provided in a particular purchase order. Moreover, none of our contract manufacturers has provided contractual assurances to us that adequate capacity will be available to us to meet future demand for our products. If our contract manufacturers are not able to maintain our high standards of quality, are not able to increase capacity as needed, or are forced to shut down a factory, our ability to deliver quality products to our customers on a timely basis may decline, which would damage our relationships with customers, decrease our revenues and negatively impact our growth.

Our customers require a high degree of reliability in our products and services, and if we cannot meet their expectations our relationships with our customers could be damaged and demand for our products and services will decline.

Because our customers rely on our products and services for their enterprise or mission critical applications, any failure to provide high quality products and reliable services, whether caused by our own failure or failures by our suppliers or contract manufacturers, could damage our reputation and reduce demand for our products and services. In addition, delays in our ability to fill product orders as a result of quality control issues, such as an increase in failure rates or the rate of product returns, may negatively impact our relationships with our customers and harm our revenues and growth.

If we acquire or invest in other companies, assets or technologies and we are not able to integrate them with our business, or we do not realize the anticipated financial and strategic goals for any of these transactions, our financial performance may be impaired.

If appropriate opportunities present themselves, we may consider acquiring or making investments in companies, assets or technologies that we believe are strategic. We do not have any experience in doing so, and if we do succeed in acquiring or investing in a company, asset or technology, we will be exposed to a number of risks, including:

•	we may find that the acquired company, asset or technology does not further our business strategy, that we overpaid for the company, asset or technology or that the economic conditions underlying our acquisition decision have changed;

•	we may have difficulty integrating the assets, technologies, operations or personnel of an acquired company, or retaining the key personnel of the acquired company;

•	our ongoing business and management’s attention may be disrupted or diverted by transition or integration issues and the complexity of managing geographically or culturally diverse enterprises;

•	we may encounter difficulty entering and competing in new product or geographic markets or increased competition, including price competition or intellectual property litigation; and

•	we may experience significant problems or liabilities associated with product quality, technology and legal contingencies relating to the acquired business or technology, such as intellectual property or employment matters.

In addition, from time to time we may enter into negotiations for acquisitions or investments that are not ultimately consummated. These negotiations could result in significant diversion of management time, as well as substantial out-of-pocket costs. If we were to proceed with one or more significant acquisitions or investments in which the consideration included cash, we could be required to use a substantial portion of our available cash, including proceeds of this offering. To the extent we issue shares of capital stock or other rights to purchase capital stock, including options and warrants, existing stockholders might be diluted and earnings per share might decrease. In addition, acquisitions and investments may result in the incurrence of debt, large one-time write-offs, such as of acquired in-process research and development costs, and restructuring charges.

Risks Related to This Offering

There has been no prior market for our common stock, our stock price may be volatile or may decline regardless of our operating performance, and you may not be able to resell your shares at or above the public offering price.

There has been no public market for our common stock prior to this offering. The public offering price for our common stock will be determined through negotiations between the underwriters and us. This public offering price may vary from the market price of our common stock following this offering. If you purchase shares of our common stock, you may not be able to resell those shares at or above the public offering price. An active or liquid market in our common stock may not develop upon completion of this offering or, if it does develop, it may not be sustainable. The market price of our common stock may fluctuate significantly in response to numerous factors, many of which are beyond our control, including:

•	price and volume fluctuations in the overall stock market;

•	changes in operating performance and stock market valuations of other technology companies generally, or those that sell enterprise computing products in particular;

•	actual or anticipated fluctuations in our operating results;

•	the financial projections we may provide to the public, any changes in these projections or our failure to meet these projections;

•	changes in financial estimates by any securities analysts who follow our company, our failure to meet these estimates or failure of those analysts to initiate or maintain coverage of our stock;

•	ratings downgrades by any securities analysts who follow our company;

•	the public’s response to our press releases or other public announcements, including our filings with the SEC;

•	announcements by us or our competitors of significant technical innovations, customer wins or losses, acquisitions, strategic partnerships, joint ventures or capital commitments;

•	introduction of technologies or product enhancements that reduce the need for our products;

•	market conditions or trends in our industry or the economy as a whole;

•	the loss of one or more key customers;

•	the loss of key personnel;

•	the development and sustainability of an active trading market for our common stock;

•	lawsuits threatened or filed against us;

•	future sales of our common stock by our officers, directors and significant stockholders; and

•	other events or factors, including those resulting from war, incidents of terrorism or responses to these events.

In addition, the stock markets, and in particular The NASDAQ National Market, have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many technology companies. Stock prices of many technology companies have fluctuated in a manner unrelated or disproportionate to the operating performance of those companies. In the past, stockholders have instituted securities class action litigation following periods of market volatility. If we were involved in securities litigation, it could have substantial costs and divert resources and the attention of management from our business.

Maintaining and improving our financial controls and the requirements of being a public company may strain our resources, divert management’s attention and affect our ability to attract and retain qualified board members.

As a public company, we will be subject to the reporting requirements of the Securities Exchange Act of 1934, or the Exchange Act, the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, and the NASDAQ Marketplace Rules, or NASDAQ rules. The requirements of these rules and regulations will increase our legal and financial compliance costs, make some activities more difficult, time-consuming or costly and may also place undue strain on our personnel, systems and resources. The Exchange Act will require, among other things, that we file annual, quarterly and current reports with respect to our business and financial condition.

The Sarbanes-Oxley Act will require, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. This can be difficult to do. For example, in connection with our audit for the year ended December 31, 2003 and the nine months ended September 30, 2004, our independent registered public accounting firm noted a reportable condition with respect to the method of accounting that we applied to the embedded derivatives related to our mandatorily redeemable preferred stock, the preferred stock issued to two executives in exchange for promissory notes and certain stock options. As a result, audit adjusting entries were required for the year ended December 31, 2003 and the nine months ended September 30, 2004. Due to the magnitude of the adjustments, this reportable condition was determined to be a material weakness. The accounting for equity and derivative instruments is complex, and the relevant accounting implications must be closely monitored, researched and evaluated. To further this objective, our independent accountants recommended that our key accounting personnel attend training seminars on accounting for equity and derivative transactions to stay abreast of current authoritative pronouncements. In order to maintain and improve the effectiveness of our disclosure controls and procedures and internal control over financial reporting, significant resources and management oversight will be required. As a result, management’s attention may be diverted from other business concerns, which could have a material adverse effect on our business, financial condition and results of operations. In addition, if we are unable to continue to meet these requirements, we may not be able to remain listed on the NASDAQ National Market.

Under the Sarbanes-Oxley Act and NASDAQ rules, we are required to maintain an independent board. We also expect these rules and regulations will make it more difficult and more expensive for us to maintain directors’ and officers’ liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to maintain coverage. If we are unable to maintain adequate directors’ and officers’ insurance, our ability to recruit and retain qualified directors, especially those directors who may be deemed independent for purposes of NASDAQ rules, and officers will be significantly curtailed.

A significant portion of our total outstanding common stock is restricted from immediate resale but may be sold into the market in the near future. If there are substantial sales of our common stock, the price of our common stock could decline.

The price of our common stock could decline if there are substantial sales of our common stock by our existing stockholders and if a large number of shares of our common stock are available for sale. Upon completion of this offering, we will have outstanding              shares of common stock based on the number of shares outstanding as of December 31, 2004, which includes              shares that we are selling in this offering, after taking into account the 13,524,000 shares issuable upon redemption of all outstanding preferred stock and our repurchase of 1,224,123 shares of preferred stock from our founders in February 2005. The              shares being sold in this offering may be resold in the public market immediately following the closing of this offering. The remaining              shares, or         %, of our outstanding shares after this offering are currently restricted as a result of securities laws, market standoff agreements entered into by our stockholders with us or lock-up agreements entered into by our stockholders with the underwriters but will be able to be sold in the public market in the near future as set forth below.

Number of shares and % of total outstanding	Date available for sale into public market
35,822 shares, or %	Beginning immediately upon the date of this prospectus.

shares, or %	Beginning 180 days after the date of this prospectus due to the market standoff agreements or lock-up agreements between the holders of these shares and the underwriters. However, Lehman Brothers can waive the provisions of these lock-up agreements and allow these stockholders to sell their shares at any time.

The holders of an aggregate of 20,372,946 shares of common stock as of December 31, 2004, after taking into account the shares repurchased from our founders in February 2005, have rights, subject to some conditions, to require us to file registration statements covering their shares or to include their shares in registration statements that we may file for ourselves or other stockholders. We also intend to register all shares of common stock that we may issue under our employee benefit plans. Once we register these shares, they can be freely sold in the public market upon issuance, subject to vesting restrictions, the market standoff agreements, and the lock-up agreements described in “Underwriting.” For additional information, see “Shares Eligible for Future Sale.”

Due to these factors, sales of a substantial number of shares of our common stock in the public market could occur at any time. These sales, or the perception in the market that the holders of a large number of shares intend to sell shares, could reduce the market price of our common stock.

A portion of the net proceeds of this offering will be distributed immediately to the holders of our preferred stock and our founders, and our management will have broad discretion over the use of the remainder of the proceeds from this offering, and may invest or spend the proceeds of this offering in ways with which you disagree.

We will have broad discretion as to how the net proceeds from the shares we are selling in this offering will be used. Immediately upon the closing of the offering, approximately $24.2 million of the offering proceeds will be distributed to the holders of our preferred stock under our certificate of incorporation, including approximately $21.0 million that will be distributed to entities affiliated with Parthenon Capital and $509,000 and $234,000 that will be distributed to our chief executive officer and chief financial officer, respectively. In addition, we will use approximately $1.5 million of the net proceeds to repay the promissory notes issued primarily to our founders in connection with the repurchase of a warrant agreement. Consequently, a significant portion of the net proceeds from the shares we are selling in this offering will not be available to fund our working capital requirements. After this initial distribution of proceeds, investors will be relying generally on the judgment of our board of directors and management regarding the application of the proceeds from the shares we are selling in this offering. Management’s failure to apply these funds effectively could have an adverse effect on our ability to execute our business plan. In addition, the market price of our common stock may fall if the market does not view our use of the proceeds from the shares we are selling in this offering favorably.

Our existing principal stockholders, executive officers and directors will continue to have substantial control over our company after this offering, which may prevent you or other stockholders from influencing significant corporate decisions.

Upon completion of this offering, our existing principal stockholders will beneficially own, in the aggregate, approximately         % of our outstanding common stock, and our executive officers and directors will beneficially own, in the aggregate, approximately         % of our outstanding common stock. As a result, these stockholders will, if they so choose, be able to substantially control all matters requiring stockholder approval. These matters include the election of directors and approval of significant corporate transactions, such as a merger, consolidation, takeover or other business combination involving us. Our existing principal stockholders, executive officers and directors may have interests that differ from yours and may vote in a way with which you disagree and which may be adverse to your interests. This concentration of ownership could also adversely affect the market price of our common stock or reduce any premium over market price that an acquirer might otherwise pay.

Some provisions in our certificate of incorporation and bylaws may deter third parties from acquiring us.

Our certificate of incorporation and bylaws contain provisions that may make the acquisition of our company more difficult without the approval of our board of directors, including the following:

•	limitations on persons authorized to call a special meeting of stockholders;

•	our stockholders may take action only at a meeting of stockholders and not by written consent;

•	our certificate of incorporation authorizes undesignated preferred stock, the terms of which may be established and shares of which may be issued without stockholder approval; and

•	advance notice procedures required for stockholders to nominate candidates for election as directors or to bring matters before an annual meeting of stockholders.

These anti-takeover defenses could discourage, delay or prevent a transaction involving a change in control of our company. These provisions could also discourage proxy contests and make it more difficult for you and other stockholders to elect directors of your choosing and cause us to take other corporate actions you desire.

Section 203 of the Delaware General Corporation Law may delay, defer or prevent a change in control that our stockholders might consider to be in their best interests.

We are subject to Section 203 of the Delaware General Corporation Law, which, subject to some exceptions, prohibits “business combinations” between a Delaware corporation and an “interested stockholder,” which is generally defined as a stockholder who becomes a beneficial owner of 15% or more of a Delaware corporation’s voting stock for a three-year period following the date that the stockholder became an interested stockholder. Section 203 could have the effect of delaying, deferring or preventing a change in control that our stockholders might consider to be in their best interests. See “Description of Capital Stock.”

If you purchase shares of common stock sold in this offering, you will experience immediate and substantial dilution.

If you purchase shares of common stock in this offering, you will experience immediate dilution of $             per share, because the assumed initial public offering price of $             per share is substantially greater than the net tangible book value per share of the shares you acquire. This dilution is due in large part to the fact that our earlier investors paid substantially less than the assumed initial public offering price when they purchased their shares. You may also experience additional dilution upon future equity issuances or the exercise of stock options to purchase common stock granted to our employees, consultants and directors under our stock option plans.

We do not expect to pay any cash dividends for the foreseeable future.

We do not anticipate that we will pay any cash dividends to holders of our common stock in the foreseeable future and our credit facility with Silicon Valley Bank prevents us from doing so. Accordingly, investors must rely on sales of their common stock after price appreciation, which may never occur, as the only way to realize any future gains on their investment. Investors seeking cash dividends in the foreseeable future should not purchase our common stock.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus, particularly the sections entitled “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business,” contains forward-looking statements. These statements relate to future events or our future financial performance and involve known and unknown risks, uncertainties and other factors that might cause our actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. These risks and other factors include those listed under “Risk Factors” and elsewhere in this prospectus. In some cases, you can identify forward-looking statements by terminology such as “may,” “might,” “will,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential,” “continue,” the negative of these terms or other comparable terminology. This prospectus also contains forward-looking statements attributed to third parties relating to their estimates regarding the growth of the server and storage markets. We did not oversee or commission these third parties to make these estimates. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise after the date of this prospectus. We qualify all of our forward-looking statements contained in this prospectus by these cautionary statements.

USE OF PROCEEDS

We estimate that we will receive net proceeds from the sale of the              shares of our common stock being sold by us in this offering of approximately $             million, based upon an assumed public offering price of $             per share and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. The principal purposes of this offering are to obtain additional capital, create a public market for our common stock, enhance our public profile, strengthen our ability to acquire other companies’ products and technologies and facilitate further access to public securities markets. We will not receive any of the proceeds from the sale of shares by the selling stockholders, although we will bear the costs, other than underwriting discounts and commissions, associated with those sales.

We expect to use approximately $24.2 million of the net proceeds received by us in this offering to redeem all outstanding shares of our preferred stock under the terms of our certificate of incorporation, including $21.0 million that will be distributed to entities affiliated with Parthenon Capital and $509,000 and $234,000 that will be distributed to our chief executive officer and chief financial officer, respectively. In addition, we will use approximately $1.5 million of the net proceeds to repay promissory notes issued primarily to our founders in connection with the repurchase of a warrant agreement. We expect to use the remaining net proceeds of approximately $             for working capital and other general corporate purposes, including expanding our manufacturing, engineering, operations, marketing and sales departments. We may also use a portion of the proceeds for the future acquisition of, or investment in, companies, assets or technologies that complement our business, although we are not pursuing any acquisitions or investments as of the date of this prospectus. We have not allocated specific amounts of net proceeds for any of these purposes.

Our management will have broad discretion in the application of the net proceeds remaining after the redemption of our preferred stock and the repayment of the promissory notes issued primarily to our founders, and investors will be relying on the judgment of our management regarding the application of these proceeds of this offering. Pending these uses, we plan to invest these net proceeds in short-term, interest bearing obligations, investment grade instruments, certificates of deposit or direct or guaranteed obligations of the United States. The goal with respect to the investment of these net proceeds is capital preservation and liquidity so that such funds are readily available to fund our operations.

DIVIDEND POLICY

We have never declared or paid any dividends on our capital stock. We currently intend to retain any future earnings to fund the development and expansion of our business, and therefore we do not anticipate paying cash dividends on our common stock in the foreseeable future. Any future determination to pay dividends will be at the discretion of our board of directors. In addition, our credit facility with Silicon Valley Bank prevents us from paying any dividends without its written consent.

CAPITALIZATION

The following table contains a summary of our balance sheet data as of September 30, 2004:

•	on an actual basis;

•	on a pro forma basis to reflect:

•	the repurchase of 1,680,000 shares of our preferred stock from our preferred stockholder for $2.1 million in cash that occurred in October 2004;

•	the repurchase of an aggregate of 1,224,123 shares of our common stock from our founders for an aggregate purchase price of $6.0 million that occurred in February 2005; and

•	the conversion and automatic redemption of all our outstanding preferred stock for (1) approximately $24.2 million in cash from the net proceeds of this offering and (2) 13,524,000 shares of common stock to occur prior to or upon the closing of this offering; and

•	on a pro forma as adjusted basis to reflect the pro forma adjustments above as well as:

•	the use of approximately $1.5 million of the net proceeds to repay promissory notes issued primarily to our founders in connection with the repurchase of a warrant agreement, which will occur upon the closing of this offering;

•	the amendment and restatement of our certificate of incorporation following the closing of this offering; and

•	the sale of shares of common stock offered by us at an assumed public offering price of $ per share, after deducting estimated underwriting discounts and commissions and estimated offering expenses.

You should read this table together with our financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

	As of September 30, 2004
	Actual	Pro Forma	Pro Forma As Adjusted
	(in thousands, except share data)
Cash and cash equivalents	$16,452	$—	$
Working capital (deficit)	14,886	(17,364)
Total assets	53,388	36,936
Mandatorily Redeemable Preferred Stock (Series A), $0.001 par value:
23,320,000 shares authorized, 19,320,000 shares issued and outstanding, actual; 4,000,000 shares authorized and no shares issued and outstanding, pro forma; and no shares authorized and no shares issued and outstanding, pro forma as adjusted	23,091	—		—
Mandatorily Redeemable Preferred Stock (Series B), $0.001 par value:
25,000,000 shares authorized, 1,680,000 shares issued and outstanding, actual; 4,000,000 shares authorized and no shares issued and outstanding, pro forma; and no shares authorized and no shares issued and outstanding, pro forma as adjusted	2,100	—		—
Embedded derivatives in preferred stock	91,178	—		—
Stockholders’ equity (deficit):
Undesignated Preferred Stock, $0.001 par value:
No shares authorized, no shares issued and outstanding, actual and pro forma; and 25,000,000 shares authorized and no shares issued and outstanding, pro forma as adjusted	—	—		—

	As of September 30, 2004
	Actual	Pro Forma	Pro Forma As Adjusted
	(in thousands, except share data)
Common stock, $0.001 par value:
28,500,000 shares authorized, 8,351,004 shares issued and outstanding, actual; 28,500,000 shares authorized and 20,650,881 shares issued and outstanding, pro forma; and 250,000,000 shares authorized and shares issued and outstanding, pro forma as adjusted	8	21
Deferred stock-based compensation	(1,153)	(1,153)
Additional paid-in capital	11,700	96,865
Accumulated deficit	(101,132)	(102,191)

Total stockholders’ equity (deficit)	(90,577)	(6,458)

Total capitalization	$25,792	$(6,458)	$

The common stock outstanding after this offering is based on the number of shares of common stock outstanding as of September 30, 2004, plus 13,524,000 shares of common stock issuable upon conversion of all outstanding shares of our preferred stock and excludes:

•	3,351,500 shares of common stock issuable upon exercise of options outstanding at September 30, 2004, granted under our 2002 Stock Option Plan at a weighted average exercise price of $0.96 per share;

•	459,000 shares of common stock issuable upon exercise of options granted after September 30, 2004, granted under our 2002 Stock Option Plan at a weighted average exercise price of $4.01 per share; and

•	an aggregate of 3,026,936 additional shares of common stock reserved for future grants under our 2005 Equity Incentive Plan, our 2005 Non-Employee Directors’ Stock Option Plan and our 2005 Employee Stock Purchase Plan, each of which was adopted by our Board of Directors in January 2005, was approved by our stockholders in 2005, becomes effective on the first day that our common stock is publicly traded, and contains provisions that automatically increase its share reserve each year, as more fully described in “Management—Equity Compensation and Defined Contribution Plans.”

DILUTION

Our historical net tangible book value as of December 31, 2004 was approximately $            , or $             per share of common stock. Historical net tangible book value per share is determined by dividing our total tangible assets less total liabilities by the number of shares of our common stock outstanding after giving effect to (1) the conversion and automatic redemption of all of our preferred stock for approximately $24.2 million in cash and 13,524,000 shares of common stock, which will occur prior to or upon the closing of this offering, (2) the use of approximately $1.5 million of the net proceeds to repay promissory notes issued primarily to our founders in connection with the repurchase of a warrant agreement, which will occur upon the closing of this offering, and (3) our repurchase of 1,224,123 shares of common stock from our founders that occurred in February 2005 for an aggregate purchase price of $6.0 million.

Investors participating in this offering will incur immediate and substantial dilution to the extent of the difference between the initial public offering price per share and the pro forma net tangible book value per share of our common stock after this offering. After giving effect to the sale of              shares of common stock offered by us in this offering at the assumed public offering price of $         per share, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, and after giving effect to the events described in clauses (1) through (3) in the preceding paragraph, our pro forma as adjusted net tangible book value of our common stock as of December 31, 2004, would have been approximately $        , or $         per share of common stock. This represents an immediate increase in pro forma as adjusted net tangible book value of $         per share to existing stockholders and an immediate dilution of $         per share to new investors participating in this offering.

The following table illustrates this per share dilution to new investors:

Assumed initial public offering price per share		$
Pro forma net tangible book value per share as of December 31, 2004	$
Increase in net tangible book value per share attributable to this offering

As adjusted net tangible book value per share after this offering

Dilution per share to new investors in this offering		$

The following table summarizes, as of December 31, 2004, on an as adjusted basis as described above, the differences between the number of shares of common stock purchased from us, the total price and the average price per share paid by the existing stockholders and by the new investors, before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, at an assumed initial public offering price of $         per share:

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent
Existing stockholders					$
New investors

Total

The discussion and tables above assume no exercise of any outstanding options.

SELECTED FINANCIAL DATA

You should read the following selected financial data for Rackable Systems together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and notes thereto included elsewhere in this prospectus.

The selected financial data set forth below are derived from our financial statements. The statements of operations data for the years ended September 30, 2001 and 2002 and December 31, 2003, the period from October 1, 2002 to December 22, 2002, the period from December 23, 2002 to December 31, 2002, and the nine-month period ended September 30, 2004, and the balance sheet data as of December 31, 2002 and 2003 and as of September 30, 2004, are derived from our audited financial statements included elsewhere in this prospectus. The statement of operations data for the nine months ended September 30, 2003 is derived from our unaudited financial statements included elsewhere in this prospectus and have been prepared on the same basis as the audited financial statements. This unaudited information includes all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the interim financial information. The statement of operations data for the period from October 20, 1999 (inception) to September 30, 2000, and the balance sheet data as of September 30, 2000, 2001 and 2002 are derived from our audited financial statements not included in this prospectus. The historical results are not necessarily indicative of results to be expected in any future period.

	Predecessor				Dec 23, 2002 to Dec 31, 2002	Year Ended December 31, 2003	Nine Months Ended September 30,
	Period from Oct 20, 1999 to Sep 30, 2000	Year Ended September 30,		Oct 1, 2002 to Dec 22, 2002
		2001	2002				2003	2004
							(unaudited)
	(in thousands, except for per share data)
Statements of Operations Data:
Revenue	$9,390	$26,446	$20,370	$6,507	$717	$52,880	$25,276	$86,767
Cost of revenue (1)	7,466	18,635	15,409	5,418	634	41,649	19,820	70,468

Gross profit	1,924	7,811	4,961	1,089	83	11,231	5,456	16,299

Operating expenses:
Research and development (1)	—	2,464	892	153	12	888	574	530
Sales and marketing (1)	80	1,762	1,364	413	80	4,977	2,842	7,976
General and administrative (1)	114	2,728	1,544	828	117	5,056	3,794	8,107

Total operating expenses	194	6,954	3,800	1,394	209	10,921	7,210	16,613

Income (loss) from operations	1,730	857	1,161	(305)	(126)	310	(1,754)	(314)

Other income (expense):
Change in fair value of embedded derivatives in preferred stock	—	—	—	—	(1,211)	(51,388)	(38,357)	(38,806)
Interest income	4	49	9	—	2	47	36	5
Interest expense	(6)	(4)	(56)	(14)	—	(1,088)	(538)	(1,904)
Gain on sale of investment	—	—	—	—	—	—	—	2,968
Other income (expense), net	11	8	(92)	—	—	3	(4)	—

Total other income (expense), net	9	53	(139)	(14)	(1,209)	(52,426)	(38,863)	(37,737)

Income (loss) before tax	1,739	910	1,022	(319)	(1,335)	(52,116)	(40,617)	(38,051)
Income tax benefit (provision)	(8)	(2)	(18)	—	42	(548)	(331)	(3,033)

Net income (loss)	$1,731	$908	$1,004	$(319)	$(1,293)	$(52,664)	$(40,948)	$(41,084)

Accretion of redeemable convertible preferred stock	—	—	—	—	(4,644)	(1,447)	(1,447)	—

Net income (loss) attributable to common stockholders	$1,731	$908	$1,004	$(319)	$(5,937)	$(54,111)	$(42,395)	$(41,084)

Net income (loss) per share attributable to common stockholders:
Basic	—	$0.10	$0.09	$(0.03)	$(1.22)	$(11.10)	$(8.69)	$(5.72)

Diluted	—	$0.10	$0.09	$(0.03)	$(1.22)	$(11.10)	$(8.69)	$(5.72)

Shares used in computing net income (loss) per share attributable to common stockholders:
Basic	—	8,807	10,636	10,636	4,876	4,876	4,876	7,188

Diluted	—	8,807	10,636	10,636	4,876	4,876	4,876	7,188

Other Financial Information:
EBITDA (2)	$1,746	$882	$1,118	$(254)	$(1,163)	$(49,244)	$(38,706)	$(34,889)
Adjusted EBITDA (2)	1,746	882	1,118	(254)	64	3,113	342	5,620

(1)	Includes non-cash stock-based compensation of the following:

	Predecessor				Dec 23, 2002 to Dec 31, 2002	Year Ended December 31, 2003	Nine Months Ended
	Period from Oct 20, 1999 to Sep 30, 2000	Year Ended September 30,		Oct 1, 2002 to Dec 22, 2002			September 30, 2003	September 30, 2004
		2001	2002
							(unaudited)
	(in thousands, except for per share data)
Cost of revenue	$—	$—	$—	$—	$—	$10	$—	$57
Research and development	—	—	—	—	—	—	—	32
Sales and marketing	—	—	—	—	—	34	20	84
General and administrative	—	—	—	—	16	925	671	4,498

Total	$—	$—	$—	$—	$16	$969	$691	$4,671

(2)	We use two financial measures not calculated in accordance with GAAP. EBITDA is a non-GAAP financial measure and represents net income (loss) plus interest expense, income tax provision, depreciation and amortization, less interest income. We also use the non-GAAP financial measure “Adjusted EBITDA” which excludes from EBITDA stock-based compensation, net, change in fair value of embedded derivatives in preferred stock and gain on sale of investment. EBITDA and Adjusted EBITDA may not be comparable to EBITDA and Adjusted EBITDA as reported by other companies. The computation of EBITDA and Adjusted EBITDA are as follows:

	Predecessor				Dec 23, 2002 to Dec 31, 2002	Year Ended December 31, 2003	Nine Months Ended
	Period from Oct 20, 1999 to Sep 30, 2000	Year Ended September 30,		Oct 1, 2002 to Dec 22, 2002			September 30, 2003	September 30, 2004
		2001	2002
							(unaudited)
	(in thousands, except for per share data)
Reconciliation of Net Income (Loss) to Adjusted EBITDA:
Net income (loss)—as reported	$1,731	$908	$1,004	$(319)	$(1,293)	$(52,664)	$(40,948)	$(41,084)
Add back (deduct):
Interest expense	6	4	56	14	—	1,088	538	1,904
Income tax provision (benefit)	8	2	18	—	(42)	548	331	3,033
Depreciation and amortization	5	17	49	51	174	1,831	1,409	1,263
Interest income	(4)	(49)	(9)	—	(2)	(47)	(36)	(5)

EBITDA	$1,746	$882	$1,118	$(254)	$(1,163)	$(49,244)	$(38,706)	$(34,889)

Add back (deduct):
Change in fair value of embedded derivatives in preferred stock	—	—	—	—	1,211	51,388	38,357	38,806
Amortization of stock-based compensation	—	—	—	—	16	969	691	4,671
Gain on sale of investment	—	—	—	—	—	—	—	(2,968)

Adjusted EBITDA	$1,746	$882	$1,118	$(254)	$64	$3,113	$342	$5,620

EBITDA is relevant and useful information, which is often reported and widely used by analysts, investors and other interested parties in our industry, and so we believe our reporting EBITDA better assists investors in comparing our operating performance to those of other companies in our industry. Following this offering we anticipate no further charges for change in fair value of the embedded derivatives in preferred stock as a result of the conversion of the preferred stock in this offering. As a result, by excluding the embedded derivatives charge from our financial results, we believe it gives investors a presentation of our operating performance in prior periods that reflects how we will be reporting our operating performance in future periods, which provides investors with additional information in assessing our prospects. In addition, excluding this charge as well as stock based compensation enables investors to be able to analyze our financial operations that are directly applicable to generating cash flow. In addition, Adjusted EBITDA excludes gain on sale of investment, as this amount was from stock we took as payment for products, and we have not taken any other stock for payment nor do we expect to do so. Accordingly, we disclose this information to enable investors to engage in a more comprehensive analysis of our core operating performance, to provide an additional measure of performance and liquidity and to provide additional information with respect to our ability to meet future working capital requirements. However, neither EBITDA nor Adjusted EBITDA is a measure of financial performance under GAAP and each of EBITDA and Adjusted EBITDA should be considered in addition to, but not as a substitute for, other measures of financial performance reported in accordance with GAAP, such as net income (loss). Please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures” for further information regarding limitations relating to the use of EBITDA and Adjusted EBITDA.

Management uses Adjusted EBITDA for planning purposes, including the preparation of annual operating budgets, to determine appropriate levels of operating and capital investments and as one of the target elements in our compensation incentive programs. We therefore utilize Adjusted EBITDA as a useful alternative to net income (loss) as an indicator of our performance. While we believe that some of the items excluded from Adjusted EBITDA are not indicative of our core operating results, these items do impact our statements of operations, and management therefore utilizes Adjusted EBITDA as an operating performance measure in conjunction with GAAP measures such as net income (loss) and gross profit. Management uses EBITDA to calculate Adjusted EBITDA.

	Predecessor
	As of September 30,			December 31, 2002	December 31, 2003	September 30, 2004

	2000	2001	2002
	(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$116	$1,935	$—	$6,664	$2,320	$16,452
Working capital	1,370	(677)	2,533	8,956	11,302	14,886
Total assets	3,263	5,469	9,882	23,785	29,526	53,388
Total liabilities	1,844	5,865	9,245	9,081	87,517	143,965
Total stockholders’ equity (deficit)	1,419	(397)	637	(4,581)	(57,991)	(90,577)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with, and is qualified in its entirety by reference to, our financial statements and the related notes included elsewhere in this prospectus. The discussions in this section contain forward-looking statements that involve risks and uncertainties, and actual results could differ materially from those discussed below. See “Risk Factors” and “Special Note Regarding Forward-Looking Statements” for a discussion of these risks and uncertainties.

Overview

General

We develop, market and sell server and storage systems purpose-built for large-scale data center deployments. Recently, enterprises have begun to deploy large-scale computing and storage farms by aggregating large numbers of relatively inexpensive, open-standard modular computing and storage systems, also known as “scale out” systems. These scale out systems typically run low-cost operating systems such as Linux and Windows and, we believe, enable enterprises to meet their computing and storage requirements at a lower total cost of ownership and provide enterprises with greater flexibility and scalability.

We have developed innovative technologies in the areas of chassis and cabinet design, power distribution techniques and hardware-based remote management technology. Our Foundation Series compute server uses our half-depth design, enabling back-to-back mounting for higher server density and improved thermal management. We hold patents associated with our Foundation Series cabinet and chassis design, and have applied for patent protection in additional areas. We currently depend on sales of our Foundation Series compute servers for a large majority of our revenues. In August 2004, we expanded our product line to include the Scale Out Series of compute servers, which we designed to further increase density levels, improve thermal management, and enhance cable management and system serviceability. We also offer low-cost, high-capacity storage systems, which leverage many of our core server technologies, to help enterprises cost-effectively meet their increasing data storage requirements.

We market our systems primarily through our direct sales force to enterprises within the United States. We focus our sales and marketing activities on enterprises that typically purchase 100 or more servers per year. To date, we have concentrated our marketing efforts on leading Internet companies, as well as customers with high-performance computing requirements in vertical markets such as semiconductor design, enterprise software, federal government, entertainment, financial services, oil and gas exploration and biotechnology and pharmaceuticals. We have sold our products to over 100 customers to date.

Our company was founded in 1999, and we have grown rapidly over the past two years. We began selling our Foundation Series compute server products in early 2000. By the end of December 2002, when we received our major private financing, we employed approximately 31 people. Subsequent to then, we began to build out our national sales presence by adding remote sales offices in Texas, Southern California, Atlanta and Boston. Since January 2003, we have also expanded our operational infrastructure to support additional growth and, as of December 31, 2004, had 119 full-time employees. Revenue for the year ended September 30, 2002, was $20.4 million, and grew to $52.9 million for the year ended December 31, 2003. For the nine months ended September 30, 2004, revenue was $86.8 million.

Corporate Organization

In October 1999, Giovanni Coglitore, Nikolai Gallo and Jack Randall, whom we refer to collectively as our “founders,” formed Rackable Systems LLC, which we refer to as “Old LLC,” and began the operations of our business. In December 2000, our predecessor corporation, GNJ, Inc., which was owned by the founders and which we refer to as “Predecessor,” purchased all of the assets and assumed all of the liabilities of Old LLC. Old LLC was later merged with and into Predecessor in January 2001. In December 2002, Predecessor sold substantially all of its assets and transferred substantially all of its liabilities to a new Delaware corporation, the current legal entity for our company, which we refer to as “New Rackable.” We refer to this transaction as the “Rackable Purchase.” In connection with the Rackable Purchase, New Rackable issued common stock to Predecessor and, in order to finance the purchase, issued preferred stock to a limited liability company controlled by Parthenon Capital that is redeemable for cash and has a conversion feature that is convertible into common stock and votes with the common stock on an as-if-converted basis. As of December 31, 2004, after taking into account the repurchase of 408,041 shares of common stock from each of our founders in February 2005, approximately 61.2% of our common stock was beneficially owned by Parthenon Capital and its affiliates, approximately 27.5% was beneficially owned by our founders, and approximately 13.5% was beneficially owned by members of our management team other than our founders, as calculated in accordance with SEC rules. The remainder of our common stock is beneficially owned by private investors and current and former employees and consultants. After completion of this offering, Parthenon Capital and its affiliates will beneficially own approximately     % of our outstanding common stock.

Basis of Presentation

Our financial statements include the accounts of Old LLC and Predecessor for the year ended September 30, 2001, the accounts of Predecessor for the year ended September 30, 2002, and for the period from October 1, 2002 to December 22, 2002, and the accounts of New Rackable for the period from December 23, 2002 through December 31, 2002, for the year ended December 31, 2003 and for the nine months ended September 30, 2003 (unaudited) and 2004. In the discussion of our financial statements for the year ended September 30, 2001, the financial statements for fiscal 2001 are combined financial results for Old LLC and Predecessor in this time period.

Beginning with the first quarter of calendar 2003, if the last day of the calendar quarter does not end on a Saturday, our fiscal quarter ends on the first Saturday following the last day of the calendar quarter. For presentation purposes, we refer to the end of the quarter and year as the last day of the calendar quarter and year. For example, when we refer to our nine months ended September 30, 2004, we mean the period beginning on January 4, 2004, and ending on October 2, 2004, and when we refer to the year ended December 31, 2003, we mean the fiscal year ended January 3, 2004.

Fiscal Year

Our fiscal year currently is the calendar year. However, prior to 2003 Predecessor’s fiscal year ended on September 30 of the year. Consequently, our last three fiscal years are the 12 months ended on September 30, 2001, September 30, 2002, and December 31, 2003.

Revenues and Expenses

We derive our revenues from the sale of our products and services directly to end users as well as to resellers. Our revenue recognition policy is described in more detail under “Critical Accounting Policies, Significant Judgments and Estimates.”

Product revenue. Our product revenue is derived from the sale of server and storage systems. The main factors which impact our revenue are unit volumes shipped and average selling prices. For the years ended September 30, 2002, and December 31, 2003, and for the nine months ended September 30, 2004, our unit volumes were approximately 7,000, 15,400 and 22,500, respectively. Our average selling prices for the same periods were approximately $2,900, $3,400 and $3,800, respectively. During the nine month period ended September 30, 2004, average selling prices increased primarily as a result of the sale of more systems based on the AMD 64-bit Opteron platform that provides for more memory as compared to our traditional systems based on 32-bit architecture. Overall, we expect average selling prices for similar products to decline over time as our products mature in the market and are replaced with new products with increased performance and superior features. The introduction of new product lines, depending upon configurations, could temporarily increase our average selling prices. In general, however, the average selling prices of server and storage systems have historically decreased over time.

Service revenue. In 2004, we began to develop our services organization and began offering service and maintenance contracts to all customers. Prior to 2004, we only offered service and maintenance contracts upon customer request. We generate service revenue from the sale of three standard maintenance contract service offerings as well as custom maintenance contracts that are tailored to individual customers’ needs. We recognize service revenue ratably over the service periods. Maintenance contracts are priced as a percentage of the list price of the underlying products to which the service relates. Maintenance contracts are typically one or two years in length, and we will actively pursue renewals of these contracts. Our customers may change to a different maintenance contract upon renewal. While we recently began to offer each customer maintenance contracts, some customers will choose not to purchase a maintenance contract and instead rely solely upon our limited one-year product warranty. These customers have the option to purchase a service plan in the following year. We generally use third-party service providers rather than establish our own on-site service capabilities in regions where we have limited customer concentrations and it is more cost-effective for us to do so. We also generate service revenue from implementation services.

During 2003 and the first nine months of 2004, we had no material revenues from services; we generated substantially all of our revenue from sales of our products. We derived 0.3% and 3.1% of our product revenue in 2003 and the first nine months of 2004, respectively, from products shipped to locations outside the United States, including to foreign offices of customers based or with operations in the United States. In 2003, direct sales represented 100% of product revenue, and in the first nine months of 2004, direct sales and indirect sales through resellers represented 98% and 2% of product revenue, respectively. Prior to 2004, we did not make a concerted effort to sell service and maintenance contracts. With the recent development of our services organization and offerings, we anticipate that our services revenues will increase in 2005.

During 2003 and the first nine months of 2004, the sale of server products represented approximately 93% and 94% of revenues, respectively, and the sale of storage systems represented approximately 7% and 6% of revenues, respectively. We sell some server systems that have storage capacity. For purposes of this comparison, we define storage systems as products with the capacity to contain six or more hard disk data drives.

A relatively small number of our customers have historically accounted for a significant portion of our revenue, and we expect this trend to continue. Because our revenue has largely been generated in connection with these customers’ decisions to deploy large-scale server and storage farms, their capacity requirements can become fulfilled, whether temporarily or otherwise, and as a result they could purchase significantly fewer or no products from us in subsequent periods. Inktomi and Electronic Arts together accounted for 41% of our revenue in the year ended September 30, 2002, and 34% for the three months ended December 31, 2002. Yahoo! and Inktomi, which has since been acquired by Yahoo!, collectively accounted for 46% of our revenue in 2003. For the nine months ended September 30, 2004, Microsoft (for which Hewlett-Packard acted as a contractual intermediary for the majority of our sales) and Yahoo! accounted for 42% and 18% of our revenue, respectively. It would be difficult to replace lost revenue resulting from the loss of, or the reduction, cancellation or delay in purchase orders by, any one of these customers. In addition, any significant pricing pressure exerted by a key customer could adversely affect our operating results.

Cost of Revenue

Cost of product revenue. Cost of product revenue primarily consists of the costs to manufacture our finished products and the costs we pay to our suppliers for processors, memory and other components used in our systems. Our costs to manufacture products include both the cost of our in-house manufacturing organization as well as the cost of our third-party contract manufacturers. Typically, we utilize our in-house manufacturing capability for smaller builds, of usually 50 units or less, and to support our warranty and repair efforts. For our larger builds, we customarily utilize third-party contract manufacturers. Our current contract manufacturers include Sanmina-SCI, E-Cycle and Synnex. Cost of product revenue also includes provisions for warranty and excess or obsolete inventory and compensation costs, including stock-based compensation which historically has not been significant.

Cost of service revenue. Cost of service revenue consists of the cost of using spare parts in providing customer service, freight costs for shipping spare parts, personnel and related compensation costs, including stock-based compensation which historically has not been significant, and the costs we incur related to the provision of service by our third-party service providers.

Gross profit. Our gross profit is impacted primarily by the magnitude of discounts provided to customers for purchasing our products, by changes in our cost of product revenue, and by changes in our product mix. The discounts we provide to customers are often driven by competitive pricing pressures. We intend to lower our cost of product revenue by enhancing product design and working with our suppliers to reduce production and component costs. A large component of our cost of product revenue that impacts gross profit is DRAM pricing. Historically, pricing for DRAM has been volatile in response to market supply and demand. In periods of high memory prices and tight allocations where our ability to procure memory has been limited, our gross profit and ability to meet customer commitments have been negatively impacted.

Operating Expenses

Research and development expense. Research and development expense consists primarily of employee, contractor, and related personnel costs, expenses related to new component testing and evaluation, test equipment, design and implementation, new product design and testing and other product development activities. All research and development costs are expensed as incurred. In order to minimize research and development expense, we work closely with our customers to develop product innovations and incorporate these into subsequent product design. This cooperative approach allows us to develop products that meet our customers’ needs in a cost-effective manner. We expect our spending on research and development to increase during 2005 due to our plans to continue to expand our product portfolio and add new features to our existing products.

Sales and marketing expense. Sales and marketing expense consists primarily of salaries and commissions paid to our sales and service employees and salaries paid to our engineers who work with our sales and service employees to help determine the components and configuration requirements for new products. We also incur marketing expenses for marketing activities such as trade shows, direct mail and print advertising. We expect our sales and marketing expense to increase during 2005 as we hire additional sales personnel.

General and administrative expense. General and administrative expense consists primarily of salaries and overhead of our administrative staff and, to a lesser extent, amortization of patents we acquired in the Rackable Purchase. We expect our general and administrative expense to increase, as we will incur additional legal, accounting, administrative and other costs and expenses as a public company that we did not incur as a private company, particularly as a result of the compliance obligations with the Sarbanes-Oxley Act of 2002, as well as new rules subsequently implemented by the Securities and Exchange Commission, the Public Company Accounting Oversight Board and The NASDAQ National Market. We also expect to incur substantially higher costs as a result of the increase in the size of our board of directors, which we have implemented in order to meet the NASDAQ independence requirements, as well as to obtain directors’ and officers’ insurance. We cannot estimate the amount of additional costs we may incur or the timing of such costs. We are currently amortizing the patents we acquired in the Rackable Purchase at a rate of $1.4 million per year, which amortization will cease at the end of 2007.

Change in fair value of embedded derivatives in preferred stock. On December 23, 2002, in connection with the Rackable Purchase, as described in “Corporate Organization” above, we issued 20,000,000 shares of our Series A preferred stock for a total consideration of $20.0 million, and subsequently in February 2003 issued an additional 1,000,000 shares of our Series A preferred stock for a total consideration of $1.0 million. The Series A preferred stock redemption features contain two embedded derivatives. In accordance with the provisions of SFAS No. 133 (Accounting for Derivative Instruments and Hedging Activities), we have been required to adjust the carrying value of the embedded derivatives to fair value at each reporting date and recognize the change in fair value in the statements of operations. We discuss the accounting for the embedded derivatives in “Critical Accounting Policies, Significant Judgments and Estimates” below.

Interest income. Interest income consists of interest earned from our money market account with Silicon Valley Bank.

Interest expense. Interest expense consists of the interest expense associated with our bank borrowings and the accretion of dividends on our Series A preferred stock subsequent to the adoption of SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity on July 1, 2003. Pursuant to adoption of SFAS No. 150, on July 1, 2003, we reclassified $21.4 million, the carrying amount of the Series A preferred stock at that date, including cumulative accretion to redemption value, from mezzanine debt to long-term liabilities. Also, under SFAS No. 150, we will charge further accretion to the redemption value to interest expense. The non-cash portion of interest expense associated with the accretion of the Series A preferred stock dividends under SFAS No. 150 was $1.1 million for the year ended December 31, 2003 and $1.8 million for the nine months ended September 30, 2004.

Provision for income taxes. We recognize deferred assets and liabilities on differences between the book and tax basis of assets and liabilities using currently enacted tax rates. As a result of the Series A preferred stock financing, we have recorded charges to operations related to the treatment of embedded derivatives pursuant to SFAS No. 133 (see “Change in Fair Value of Embedded Derivatives in Preferred Stock”) and have recorded interest expense charges pursuant to SFAS No. 150 (see “Interest Expense”) for accretion to the redemption value of the Series A preferred stock. These charges represent permanent non-tax deductible expense. As a result of these permanent tax differences, our effective tax rate was (1.05%) and (7.99%) for the year ended December 31, 2003 and the nine months ended September 30, 2004, respectively. For the years ended September 30, 2001 and 2002, the Predecessor was an S-Corporation and did not pay income tax at the corporate level, but did pay franchise taxes to Delaware and California that were immaterial. As a result, we do not believe that the effective tax rate for these periods is meaningful.

We have no net operating loss carryforwards.

We anticipate that our effective tax rate will be 40% subsequent to the completion of this offering upon the redemption of the Series A preferred stock and the elimination of the liability for the embedded derivatives, at which point there will be no further charges resulting from the application of SFAS No. 133 and SFAS No. 150 to these embedded derivatives.

Notes receivable from executives. In connection with the Rackable Purchase, we issued to two of our executive officers a total of 800,000 shares of Series A preferred stock, with an aggregate fair value of $800,000, in exchange for promissory notes payable in full on the earliest to occur of (1) December 20, 2011, (2) a sale of the company or (3) the filing of a registration statement relating to our common stock. We also entered into deferred compensation agreements with both executives on December 23, 2002, which provided for deferred compensation to both executives for their services in connection with the Rackable Purchase, payable upon the earliest to occur of (1) December 23, 2012, (2) a sale of the company or (3) the filing of a registration statement relating to our common stock. We accounted for the notes receivable and the Series A preferred stock as a stock option under Emerging Issues Task Force, or EITF, Issue No. 95-16, Accounting for Stock Compensation Arrangements with Employer Loan Features under APB Opinion No. 25. Under the provisions of APB No. 25, a measurement date was not clearly established and, therefore, we followed variable accounting for the stock option by remeasuring the fair value of such award quarterly until the executives repaid the promissory notes on September 30, 2004. As a result, we recognized a compensation charge to operations of $268,000 and $442,000 for the year ended December 31, 2003 and the nine months ended September 30, 2004, respectively. On September 30, 2004, we amended the deferred compensation agreements with the two executive officers and satisfied our deferred compensation liability by lump-sum payments to each of them in the aggregate amount of $850,000, which was, in turn, used by them to repay their promissory notes. As a result of this repayment, we recorded a charge of $4.0 million in the nine months ended September 30, 2004, representing the unamortized deferred compensation expense as of the time of repayment. We do not anticipate any further charges to operations resulting from these agreements.

Founder stock repurchase agreement. In connection with the Rackable Purchase, we obtained the right to repurchase up to 33% of the aggregate common stock issued to our founders, subject to their continuous employment through December 23, 2003. Under the provisions of EITF Issue No. 95-8, Accounting for Contingent Consideration Paid to the Shareholders of an Acquired Enterprise in a Purchase Business Combination, we accounted for the fair value of the portion of the issued common stock subject to repurchase, totaling approximately 2,299,000 shares, as deferred compensation in the amount of $669,000, which we recognized through a charge to general and administrative expense in the amount of $16,000 and $653,000 in the period from December 23, 2002 through December 31, 2002 and the period ended December 31, 2003, respectively. We anticipate no further compensation expense charges related to this matter.

In connection with the Rackable Purchase, Predecessor was also entitled to receive additional warrants to purchase our common stock if we achieved specified performance targets. In May 2003, Predecessor assigned its interests in the warrants to its stockholders in accordance with their ownership percentages of Predecessor. Since the amount of the warrants to be issued was not fixed or determinable as of September 30, 2004, we did not incur any charges through September 30, 2004. On December 31, 2004, we repurchased the warrant issuance obligation (of which approximately 96% was allocated to the three founders of Predecessor who continued their employment with us subsequent to the acquisition) and entered into a promissory note arrangement with each of the former stockholders of Predecessor for an aggregate principal amount of $3.0 million. Consequently, under the provisions of EITF 95-8, Accounting for Contingent Consideration Paid to the Shareholders of an Acquired Enterprise in a Purchase Business Combination, we will account for 33% of the repurchase price for the warrant issuance obligation to the founders, or $960,000, through a charge to general and administrative expense during the quarter ended December 31, 2004, with the remaining $2.0 million to be recorded as an addition to goodwill.

Volatility of Operating Results

Our business and operating results depend upon the capital procurement cycles of our customers. Due to large individual orders relative to our overall revenue, our quarterly revenue can fluctuate greatly from period to period. Over the past several years, we have experienced significant fluctuations in customer orders for our products. To date, however, we have not noted any seasonal purchasing trends for our products. Sharp decreases in demand for our products may negatively impact our gross profit and operating margins due to the smaller revenue base over which to allocate overhead, as the majority of our overhead is headcount which we may be unable to reduce quickly in response to the reduced demand. For the year ended December 31, 2003 and the nine months ended September 30, 2004, approximately 50% and 44%, respectively, of our operating expenses was directly related to wages, benefits, payroll taxes and health insurance for our headcount. In periods of high demand for our products, we generally need to increase quickly our production of systems, requiring us to order additional inventory, effectively manage our component supply chain, hire additional employees and expand, if necessary, our manufacturing capacity. If we are unable to respond to rapid increases in demand for our products on a timely basis or to manage any corresponding expansion of our manufacturing capacity effectively, we could lose business to our competitors and may not be able to take advantage of this increased demand. Our operating results can also be affected by volatile price changes for components from our supplier base, particularly for DRAM, for which prices have fluctuated greatly in the past.

Critical Accounting Policies, Significant Judgments and Estimates

Our financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America, which requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expenses and related disclosure at the date of our financial statements. On an ongoing basis, we evaluate our estimates and judgments, including those related to receivables, inventories, intangible assets, stock compensation and income taxes. We base our estimates and judgments on historical experience and on various other factors that we believe to be reasonable under the circumstances, the results of which form the basis of our judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates. We consider certain accounting policies related to revenue recognition, allocation of the Rackable Purchase price, allowance for doubtful accounts, embedded derivatives, inventory valuation, warranty liability, accounting for income taxes, valuation of intangible assets and goodwill and stock options to employees to be critical policies due to the estimates and judgments involved in each.

Revenue Recognition

Our standard arrangement for our customers includes a valid purchase order or contract, no right of return of delivered products and no customer acceptance provisions. We recognize revenue from sales of products when:

•	we enter into a legally binding arrangement with a customer;

•	we ship the products (unless the contact calls for free on board destination);

•	customer payment is deemed fixed or determinable and free of contingencies or significant uncertainties; and

•	collection is probable.

We recognize revenue generally upon shipment of the product. In arrangements that specify title transfer upon delivery, we do not recognize revenue until the product is delivered. In addition, if we have not substantially completed a product or fulfilled the terms of the agreement at the time of shipment, we defer revenue recognition until completion. Management’s judgment is used mostly to make the determinations required in the third and fourth bullet points above. We determine whether these criteria are met based on our judgment regarding the fixed nature of the amounts charged for the products delivered and the collectability of those amounts. For support and maintenance arrangements, we recognize revenue ratably over the service periods. We recognize revenue associated with installation services upon completion of the services.

Allocation of Rackable Purchase Pursuant to Purchase Accounting and Valuation of Intangible Assets and Goodwill

The Rackable Purchase constituted a purchase transaction by New Rackable of substantially all of the operating assets and liabilities of Predecessor. Under purchase accounting rules, as per SFAS No. 141, Business Combinations issued by FASB in June 2001, we have allocated the net purchase price to the acquired assets and liabilities of New Rackable based on their estimated fair values at the date of the December 2002 transaction. In accordance with SFAS No. 141, our financial statements as of and for all periods subsequent to December 23, 2002 reflect the new basis of the assets and liabilities acquired from Predecessor at that date. We engaged a third-party appraisal firm to assist us in determining the fair values of the assets acquired and the liabilities assumed. Management was responsible for determining the key assumptions used in determining the fair values of the assets acquired and the liabilities assumed. These valuations required us to make significant estimates and assumptions, especially with respect to intangible assets.

The critical estimates we used in allocating the purchase price and valuing specific intangible assets include, but were not limited to: future expected cash flows from customer contracts, customer lists, distribution agreements, stock in a customer we had acquired from Predecessor, developed technologies and patents; and brand awareness and market position of acquired products and assumptions about the period of time the brand will continue to be used in the combined product portfolio. Our estimates of fair value at the time when they were made were based upon assumptions that we believed to be reasonable, but which are inherently uncertain and unpredictable.

We periodically evaluate our intangible assets and goodwill in accordance with SFAS No. 142, Goodwill and Other Intangible Assets, for indications of impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Intangible assets include goodwill, patents, customer list, customer backlog and tradename. Factors we consider important that could trigger an impairment review include significant under-performance relative to historical or projected future operating results, significant changes in the manner we use the acquired assets or the strategy for our overall business, or significant negative industry or economic trends. The provisions of SFAS No. 142 also require an annual impairment test for goodwill and other intangible assets not subject to amortization, such as trade names, or more frequently if impairment indicators arise. In testing for a potential impairment of goodwill, the provisions of SFAS No. 142 require the application of a fair value based test at the reporting unit level. We operate in one segment and have one reporting unit. Therefore, we consider all goodwill to be enterprise goodwill and the first step of the impairment test prescribed by SFAS No. 142 requires a comparison of our fair value to our book value. If our estimated fair value is less than the our book value, SFAS No. 142 requires that we estimate the fair value of all identifiable assets and liabilities of the business in a manner similar to a purchase price allocation for an acquired business. We measure potential goodwill impairment based upon this two-step process. We performed the annual goodwill impairment test as of December 31, 2003 and September 30, 2004, and determined that goodwill was not impaired.

Allowance for Doubtful Accounts

We estimate the allowance for doubtful accounts based on management’s assessment of the collectibility of specific customer accounts and the aging of accounts receivables. We review and update our estimates for allowance for doubtful accounts on a quarterly basis. Changes to the reserve occur based upon changes in revenue levels, associated balances in accounts receivable and estimated changes in credit quality. Our allowance for doubtful accounts totaled $0 and $136,000, respectively, at December 31, 2003 and September 30, 2004, and our bad debt expense totaled $30,000 for the year ended December 31, 2003 and $139,000 for the nine months ended September 30, 2004.

Inventory Valuation

We value our inventories at the lower of first-in, first-out, cost or market. We assess the valuation of all inventories, including raw materials, work-in-process, finished goods and spare parts, on a periodic basis. We write down obsolete inventory or inventory in excess of our estimated usage to its estimated market value less costs to sell, if less than its cost. We record the inventory write-downs as an inventory valuation allowance established on the basis of obsolete inventory or specific identified inventory in excess of established usage. Inherent in our estimates of market value in determining inventory valuation are estimates related to economic trends, future demand for our products and technological obsolescence of our products. If actual market conditions are less favorable than our projections, additional inventory write-downs may be required. If we write down the inventory value to its net realizable value and subsequently there is an increased demand for the inventory at a higher value, we do not realize the increased value of the inventory until we sell the inventory either as a component of a system or as separate inventory. For the year ended December 31, 2003 and the nine months ended September 30, 2004, we charged $244,000 and $191,000, respectively, to cost of revenue to write down excess and obsolete inventory. For the nine months ended September 30, 2003, we recorded a $220,000 charge to cost of revenues for excess and obsolete inventory.

Warranty Liabilities

Warranty costs include labor to repair faulty systems and replacement parts for defective items, as well as other costs incidental to warranty repairs. We net against the warranty expense any cost recoveries from warranties offered to us by our suppliers covering defective components. We sell our products without a right of return or price protection rights. Our warranty period for products is typically one to three years. We calculate the liability for product warranties as a percentage of revenue. The percentage is based on historical actual product repair costs. We review and update our estimated warranty costs on a quarterly basis. Accordingly, in 2003 and 2004, we adjusted our warranty reserve accrual rate to reflect our recent experience regarding actual warranty charges as a percentage of revenue. We anticipate our future warranty reserve accrual rate to be approximately 1% of revenue. Changes to the reserve occur as volume, product mix and actual warranty costs fluctuate. Our warranty reserve totaled $79,000 and $266,000, respectively, at December 31, 2003 and September 30, 2004. Warranty expense totaled $508,000 for the year ended December 31, 2003 and $792,000 for the nine months ended September 30, 2004.

Accounting for Income Taxes

The determination of our tax provision is subject to judgments and estimates. The carrying value of our net deferred tax assets, which is comprised primarily of tax deductions, assumes we will be able to generate sufficient future income to fully realize these deductions. In determining whether the realization of these deferred tax assets may be impaired, we make judgments with respect to whether we are likely to generate sufficient future taxable income to realize these assets. We have not recorded any valuation allowance to impair our tax assets because, based on the available evidence, we believe it is more likely than not that we will be able to utilize all of our deferred tax assets in the future. If we do not generate sufficient future income, the realization of these deferred tax assets may be impaired, resulting in additional income tax expense and a write-down of the deferred tax asset.

Accounting for Fair Value of Embedded Derivatives

On December 23, 2002, in connection with the Rackable Purchase, as described in “Corporate Organization” above, we issued 20,000,000 shares of our Series A preferred stock for a total consideration of $20.0 million. On February 13, 2003, we issued an additional 1,000,000 shares of Series A preferred stock for a total consideration of $1.0 million.

The shares of Series A preferred stock are redeemable for, or convertible into, Series B preferred stock and common stock. The Series B preferred stock is redeemable for cash. The redemption feature for the cash portion provides for redemption at the amount equal to the purchase price plus any accumulated or accrued but unpaid dividends, but no less than 125% of the purchase price. This effectively provides the holders of the Series A preferred stock with a put option that is considered an embedded derivative under SFAS No. 133. Consequently the embedded put option must be bifurcated and accounted for separately. In addition, under our certificate of incorporation, the holders of the Series A preferred stock have the option to take cash in lieu of the common stock issuable upon redemption of the Series A preferred stock, valued at fair market value. In February 2005, the holder of the Series A preferred stock gave up the right to take cash in lieu of common stock upon redemption. In accordance with the provisions of SFAS 133, we have been required to adjust the carrying value of the embedded derivative to fair value at each reporting date and recognize the change in fair value in the statements of operations. We determine the fair value of the embedded call option derivative based upon the fair value of the underlying common stock. See “Stock Options to Employees” below for a discussion of how we determined the fair value of our common stock for financial reporting purposes.

In connection with the closing of this offering, each share of Series A preferred stock will be redeemed for one share of Series B preferred stock and 0.7 shares of common stock, and the shares of Series B preferred stock will be redeemed for approximately $24.2 million using a portion of the net proceeds from this offering. Upon redemption of the Series A preferred stock and the issuance of the common stock, we will reclassify the liability recorded for the embedded derivatives to equity and we anticipate no further charges to operations related to this item. For the year ended December 31, 2003 and the nine months ended September 30, 2004, the charge to operations for the change in the fair value of the embedded derivatives was $51.4 million and $38.8 million, respectively.

Stock Options to Employees

We have elected to follow the intrinsic value-based method prescribed by Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, or APB 25, and the related interpretations in accounting for employee stock options rather than adopting the alternative fair value accounting provided under SFAS No. 123, Accounting for Stock Based Compensation. Therefore, we do not record any compensation expense for stock options we grant to our employees where the exercise price equals the fair market value of the stock options on the date of grant and the exercise price, number of shares eligible for issuance under the options and vesting period are fixed. We comply with the disclosure provisions of SFAS No. 123 and SFAS No. 148, which require that we disclose our pro forma net income or loss and net income or loss per common share attributable to common stockholders as if we had expensed the fair value of the options. In calculating such fair values, we use assumptions of estimated option life, dividend policy, volatility and interest rates.

Because the notes receivable from our executives were not full recourse and were effectively repaid through the deferred compensation arrangements, we accounted for the Series A preferred stock issuance, promissory notes, and deferred compensation arrangements as the issuance of stock options to the executives. The difference between the outstanding balance including accrued interest and the amount payable under the deferred compensation arrangement was treated as the option’s exercise price. Since this difference increased over the life of the promissory notes, the option’s exercise price was unknown. Accordingly, we followed variable accounting for the stock option by remeasuring the fair value of this award, based on the increase in fair value of the Series A preferred stock, until the notes receivable were repaid.

The fair value of the common stock granted prior to our consideration of a public offering of securities was originally estimated by our board of directors based upon the best information available to them on the dates of grant. In connection with the Rackable Purchase, we engaged an unrelated valuation specialist in October 2004 to perform a retrospective valuation of our common stock at the date of the acquisition (December 23, 2002), which resulted in an estimated fair market value per share at that date of $0.28. As we began the process of preparing for this offering, we developed a preliminary valuation of our common stock for financial reporting purposes using a market comparable approach as of August 11, 2004, the date of our organizational meeting related to this offering, and updated that valuation to September 30, 2004, arriving at a deemed fair market value of $6.76 at that date. We also considered the results of operations, market conditions, competitive position and the stock performance of other similar companies, as well as our financial forecasts for 2005, as frequently updated, to develop the deemed fair market value of our common stock. We estimated the increase to the estimated fair market value per share during the interim periods from December 2002 to September 30, 2004. We considered the valuation as of September 30, 2004 performed by management using the multiples of comparable companies to be the best available tool for projections of the ultimate offering pricing range for purposes of valuing our stock awards. These values did not factor in or reflect the value of liquidation preferences. The intrinsic value per share, based on the difference between the deemed fair value per share at the stock award grant dates, as compared to the exercise price per share, is being recognized as compensation expense over the applicable vesting period, which equals the service period.

The following table shows the stock option activity, including weighted exercise price per share, weighted fair market value of our common stock for financial reporting purposes, and the differences between the two at recent grant dates:

Stock Award Grant Dates	# of Options Granted	Weighted Exercise Price Per Share	Weighted Fair Market Value Per Share	Weighted Intrinsic Value Per Share
January 1, 2003 through March 31, 2003	176,000	$0.48	$0.59	$0.11
April 1, 2003 through June 30, 2003	560,000	$0.99	$1.52	$0.53
July 1, 2003 through September 30, 2003	195,000	$0.75	$2.76	$2.01
October 1, 2003 through December 31, 2003	71,500	$1.00	$3.37	$2.37
January 1, 2004 through March 31, 2004	165,500	$1.00	$4.29	$3.29
April 1, 2004 through June 30, 2004	140,500	$3.00	$5.22	$2.22
July 1, 2004 through September 30, 2004	45,000	$4.00	$6.46	$2.46
October 1, 2004 through December 31, 2004	384,000	$4.00	$7.47	$3.47

Results of Operations

The following table sets forth our financial results, as a percentage of revenue, for the years ended September 30, 2001, September 30, 2002, and December 31, 2003, and the nine months ended September 30, 2003 and 2004. We have not included the results of operations for the three months ended December 31, 2002, as our operations did not materially change during this period, and our operations are not affected by seasonal trends.

	Predecessor		Year Ended December 31, 2003	Nine Months Ended September 30,
	Year Ended September 30,
	2001	2002		2003	2004
Revenue	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of revenue	70.5%	75.6%	78.8%	78.4%	81.2%

Gross margin	29.5%	24.4%	21.2%	21.6%	18.8%

Operating expenses:
Research and development	9.3%	4.4%	1.7%	2.3%	0.6%
Sales and marketing	6.7%	6.7%	9.4%	11.2%	9.2%
General and administrative	10.3%	7.6%	9.6%	15.0%	9.3%

Total operating expenses	26.3%	18.7%	20.7%	28.5%	19.1%

Income (loss) from operations	3.2%	5.7%	0.6%	(6.9)%	(0.3)%

Other income (expense):
Change in fair value of embedded derivatives in preferred stock	—	—	(97.2)%	(151.8)%	(44.7)%
Interest income	0.2%	—	0.1%	0.1%	—
Interest expense	—	(0.3)%	(2.1)%	(2.1)%	(2.2)%
Gain on sale of investment	—	—	—	—	3.4%
Other income (expense), net	—	(0.5)%	—	—	—

Total other income (expense), net	0.2%	(0.7)%	(99.1)%	(153.8)%	(43.5)%

Income (loss) before tax	3.4%	5.0%	(98.6)%	(160.7)%	(43.8)%
Income tax provision	—	(0.1)%	(1.0)%	(1.3)%	(3.5)%

Net income (loss)	3.4%	4.9%	(99.6)%	(162.0)%	(47.3)%

Comparison of the Nine Months Ended September 30, 2004 and 2003

Revenue. Revenue increased $61.5 million, or 243%, to $86.8 million for the nine months ended September 30, 2004 compared to $25.3 million for the nine months ended September 30, 2003, and consisted entirely of product revenue for both periods. The increase was due to increased follow-on sales to existing customers as well as increased acceptance of our products by new customers as a result of increased sales and marketing efforts. In 2004, we added 13 employees to our sales and marketing department and increased our marketing activities, which we believe was largely responsible for our revenue growth. For the nine months ended September 30, 2004, the approximate number of units sold increased to 22,500 compared to 8,300 for the nine months ended September 30, 2003. The average selling price of units sold increased 27% to $3,800 for the nine months ended September 30, 2004 compared to $3,000 for the nine months ended September 30, 2003. The increase in average selling prices was primarily attributable to an increase in configurations based on the AMD 64-bit Opteron platform. Our Opteron configurations typically have greater memory capacity, enabling us to charge higher prices. We did not record any material service revenues for the nine months ended September 30, 2004 or 2003.

Cost of revenue and gross profit. Cost of revenue increased $50.6 million, or 256%, to $70.5 million for the nine months ended September 30, 2004 compared to $19.8 million for the nine months ended September 30, 2003. The increase was due primarily to the increase in unit volume and, to a lesser extent, the increase in unit component costs.

Gross profit increased $10.8 million, or 199%, to $16.3 million for the nine months ended September 30, 2004 compared to $5.5 million for the nine months ended September 30, 2003. The increase was primarily attributable to a significant increase in sales of systems. Although average selling prices increased as a result of an increase in unit component costs, gross margin declined to 18.8% for the nine months ended September 30, 2004 compared to 21.6% for the nine months ended September 30, 2003. The decrease in gross margin was attributable primarily to system pricing pressure associated with competitive market conditions and, to a lesser extent, DRAM cost increases.

Research and development expense. Research and development expense decreased $44,000, or 7.7%, to $530,000 for the nine months ended September 30, 2004 compared to $574,000 for the nine months ended September 30, 2003. The decrease was attributable to immaterial fluctuations in research and development costs as a result of the new product introduction cycles and related costs for consultants, prototypes and components.

Sales and marketing expense. Sales and marketing expense increased $5.1 million, or 181%, to $7.9 million for the nine months ended September 30, 2004 compared to $2.8 million for the nine months ended September 30, 2003. Due to higher revenues, sales and marketing expense increased $2.1 million for related commissions payable to sales executives. In addition, expenses increased as a result of the increase in headcount. In 2004, we had 32 employees in our sales and marketing departments compared to 19 employees in 2003.

General and administrative expense. General and administrative expense increased $4.3 million, or 113%, to $8.1 million for the nine months ended September 30, 2004, compared to $3.8 million for the nine months ended September 30, 2003. This increase was primarily a result of a $4.5 million charge associated with amortization of stock based compensation as described in “Stock Based Compensation” below, compared to $671,000 in the prior year period. The $4.5 million relates primarily to the payment of deferred compensation agreements with two of our executives. For the nine months ended September 30, 2004, our general and administrative expense also increased $630,000 due to a one time payment to Parthenon Capital to terminate its advisory agreement with us. In addition, we experienced higher general and administrative expense in 2004 due to the addition of headcount. For the nine months ended September 30, 2004, we had 12 employees in general and administrative functions as compared to seven employees in 2003. These increases were partially offset due to a decrease of $343,000 in legal expenses associated with the resolution of patent litigation that was settled in 2003.

Change in fair value of embedded derivatives. The change in fair value of embedded derivatives expense to operations increased $449,000, or 1%, to $38.8 million for the nine months ended September 30, 2004 compared to $38.4 million for the nine months ended September 30, 2003. The increase was the result of the increase in the carrying value of the embedded derivatives to fair value. See “Accounting for Fair Value of Embedded Derivatives” in “Critical Accounting Policies, Significant Judgments and Estimates” for additional details.

Interest income. Interest income decreased $31,000, or 86.1%, to $5,000 for the nine months ended September 30, 2004 compared to $36,000 for the nine months ended September 30, 2003. The decrease was primarily attributable to lower average cash balances on which interest was earned due to higher working capital requirements associated with our growth.

Interest expense. Interest expense increased $1.4 million, or 254%, to $1.9 million for the nine months ended September 30, 2004 compared to $538,000 for the nine months ended September 30, 2003. The increase was related to a $1.8 million expense for the nine months ended September 30, 2004 compared to a $538,000 expense for the nine months ended September 30, 2003, related to our adoption of SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity on July 1, 2003, which requires accretion in the redemption value of our preferred stock to be charged to interest expense.

Gain on sale of investment. In September 2000, we received stock as payment for servers delivered to a customer. In the nine months ended September 30, 2004, we sold this stock, resulting in a gain of $3.0 million.

Provision for income taxes. Provision for income taxes for the nine months ended September 30, 2004 was $3.0 million compared to $331,000 in the nine months ended September 30, 2003. See discussion of provision for income taxes in “Overview” above.

Stock based compensation. Stock based compensation expense increased $4.0 million to $4.7 million for the nine months ended September 30, 2004 compared to $691,000 for the nine months ended September 30, 2003, primarily as a result of $4.5 million of amortization of stock based compensation that we charged to general and administrative expense related to promissory notes from executives issued in connection with our preferred stock financing completed on December 23, 2002. In addition, approximately $157,000 of the increase was due to amortization of deferred stock based compensation related to employee grants as the deemed fair value of our common stock increased during 2004. Under the intrinsic-value method of accounting for stock based compensation arrangements for employees, we recognize compensation cost to the extent the fair value of the underlying common stock exceeds the exercise price of the stock options at the date of grant. In 2003 we incurred approximately $501,000 of amortization of stock based compensation that we charged to general and administrative expense related to the founder stock repurchase agreement entered into in connection with our preferred stock financing. There was no charge in 2004 for the amortization of stock based compensation related to the founder stock repurchase agreement.

Comparison of the Years Ended December 31, 2003 and September 30, 2002

Following our fiscal year ended September 30, 2002, we changed our fiscal year to the calendar year. Consequently, we are comparing the year ended December 31, 2003 with the year ended September 30, 2002. Our operations did not materially change during the period October 1, 2002 to December 31, 2002, and, to date, our operations have not been affected by seasonal trends. Consequently, we believe the comparison of the year ended December 31, 2003 and the twelve month period ended September 30, 2002 provides a meaningful basis of comparison.

Revenue. Revenue increased $32.5 million, or 160%, to $52.9 million in 2003 compared to $20.4 million in 2002 and consisted entirely of product revenue for both 2003 and 2002. The increase was due to increased follow-on sales to existing customers as well as the increased acceptance of our products by new customers as a result of increased sales and marketing efforts. In 2003, we added 14 employees to our sales and marketing department and commenced our first formalized marketing program which included three tradeshows, trade publication advertisements, direct mail and a revision of our website which we believe was largely responsible for our revenue growth. In 2003, the approximate number of units sold increased to 15,400 compared to 7,000 in 2002. The average selling price of units sold also increased by 17% to $3,400 in 2003 compared to $2,900 in 2002. The increase in average selling prices was primarily attributable to the introduction of new products with higher component costs. We did not record any material service revenues in 2003 or 2002.

Cost of revenue and gross profit. Cost of revenue increased $26.2 million, or 170%, to $41.7 million in 2003 compared to $15.4 million in 2002, due to the increase in sales during 2003 as compared to 2002. We recorded a charge of $243,000 for excess and obsolete inventory in 2003, compared to no charge in 2002.

Gross profit increased $6.3 million, or 126%, to $11.2 million in 2003 compared to $4.9 million in 2002. The increase was primarily attributable to a significant increase in sales of systems in the fourth quarter of 2003, during which time we were able to increase production without substantially increasing the number of our employees. Gross margin was 21.2% in 2003 compared to 24.4% in 2002. The decrease in gross margin was attributable to lower gross margins from our larger customers resulting from competitive market conditions.

Research and development expense. Research and development expense decreased $4,000, or 0.4%, to $888,000 in 2003 compared to $892,000 in 2002. We invested in new products such as our DC Power solution in 2003, but the absolute dollar investment was similar to that spent on new products in 2002.

Sales and marketing expense. Sales and marketing expense increased $3.6 million, or 265%, to $5.0 million in 2003 compared to $1.4 million in 2002. The increase was primarily attributable to the domestic expansion of our sales force into Southern California, Atlanta, Texas and Boston as well as increased marketing activities such as trade shows, direct mail and print advertising. Marketing activities contributed approximately $283,000 to the increase in sales and marketing expenses for 2003. In 2003, we had 19 employees in our sales and marketing departments as compared to five employees in 2002. Due to higher revenues, sales and marketing expense also increased for related commissions payable to sales executives.

General and administrative expense. General and administrative expense increased $3.5 million, or 233%, to $5.0 million in 2003 compared to $1.5 million in 2002. We experienced higher general and administrative expense in 2003, primarily due to the addition of headcount. In 2003, we had seven employees in general and administrative functions as compared to four employees in 2002. Approximately $1.4 million of the increase was due to expense related to the amortization of patents that we recorded in connection with the Rackable Purchase as compared to no such amortization in 2002. In addition, approximately $925,000 of this increase was due to an increase in amortization of deferred stock based compensation during 2003, as compared to no stock based compensation for 2002. See “Stock Based Compensation” below for additional details. Furthermore, in 2003 we spent approximately $343,000 on legal fees related to lawsuits brought by us against four companies for infringement of our patents.

Change in fair value of embedded derivatives. The charge to operations for the change in fair value of embedded derivatives was $51.4 million compared to no charge in 2002. The increase was the result of the increase in the carrying value of the embedded derivatives to fair value. See “Accounting for Fair Value of Embedded Derivatives” in “Critical Accounting Policies, Significant Judgments and Estimates” for additional details.

Interest income. Interest income increased $38,000, or 422%, to $47,000 in 2003 compared to $9,000 in 2002. The increase was primarily attributable to interest earned on larger cash balances resulting from our preferred stock financing.

Interest expense. Interest expense increased $1.0 million, or 1,843%, to $1.1 million in 2003 compared to $56,000 in 2002. The increase was related to a $538,000 expense and a $551,000 expense in the third and fourth quarters of 2003, respectively, related to our adoption of SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity on July 1, 2003, which requires accretion in the redemption value of our preferred stock to be charged to interest expense.

Other income (expense), net. Other income (expense), net increased $95,000 from an expense of $92,000 in 2002 to income of $3,000 in 2003. The increase was primarily the result of a lease abandonment accrual (net of sublease rental income) and leasehold improvements related to our relocation to a new building in January 2002. The lease abandonment accrual and write-off of leasehold improvements totaled $109,000 in 2002.

Provision for income taxes. Provision for income taxes for the period ended December 31, 2003 was $548,000 compared to $18,000 in the period ended September 30, 2002. See the discussion of provision for income taxes in “Overview” above.

Stock based compensation. Stock based compensation expense increased to $969,000 in 2003 from $0 for 2002. Approximately $653,000 of the overall increase was associated with amortization of stock based compensation that was charged to general and administrative expense related to the founder stock repurchase agreement entered into in connection with our preferred stock financing. In addition, approximately $268,000 of the overall increase was associated with amortization of stock based compensation that was charged to general and administrative expense related to promissory notes from executives issued in connection with our preferred stock financing.

Comparison of the Years Ended September 30, 2002 and 2001

Revenue. Revenue decreased $6.1 million, or 23%, to $20.4 million in 2002 compared to $26.4 million in 2001. In fiscal 2001, we recognized approximately $5.2 million in revenue from our second largest customer and approximately $206,000 from this same customer in 2002, a decrease of approximately $5.0 million, or 96%. We did not record any material service revenues in 2002 or 2001.

Cost of revenue and gross profit. Cost of revenue decreased $3.2 million, or 17.3%, to $15.4 million in 2002 compared to $18.6 million in 2001. The decrease was primarily due to lower revenues in 2002 as compared to 2001. In addition, in 2001, a founder, whose wages were allocated to cost of revenue based upon percentage of time devoted to manufacturing activities, was paid a non-recurring bonus, of which $418,000 was charged to cost of revenue in 2001. No similar bonus was paid in 2002.

Gross profit decreased $2.9 million, or 37%, to $4.9 million in 2002 compared to $7.8 million in 2001. Gross profit was 24.4% in 2002 compared to 29.5% in 2001. The decrease in gross profit was attributable to lower gross profit from a significant customer resulting from competitive market conditions.

Research and development expense. Research and development expense decreased $1.6 million, or 64%, to $892,000 in 2002 compared to $2.5 million in 2001, primarily due to bonuses paid to our founders in 2001, whose wages were allocated to research and development, based upon percentage of time devoted to these activities, of which $2.1 million was charged to research and development. No similar bonus was paid in 2002.

Sales and marketing expense. Sales and marketing expense decreased $398,000, or 23%, to $1.4 million in 2002 compared to $1.8 million in 2001, primarily due to bonuses paid to our founders in 2001, whose wages were allocated to sales and marketing, based upon percentage of time devoted to these activities of which $889,000 was charged to sales and marketing expense. No similar bonus was paid in 2002. The decrease in sales and marketing expense resulting from the non-recurring founder bonus was in part offset by higher commission rates paid to the sales force.

General and administrative expense. General and administrative expense decreased $1.2 million, or 44%, to $1.5 million in 2002 compared to $2.7 million in 2001 primarily due to bonuses paid to our founders in 2001, whose wages were allocated to general and administrative, based upon percentage of time devoted to these activities, of which $1.6 million was charged to general and administrative expense. No similar bonus was paid in 2002. The decrease in general administrative expense was offset by approximately $73,000 in additional rent expense in 2002 associated with our relocation of our headquarters to a larger building in January of 2002.

Interest income. Interest income decreased $40,000, or 82%, to $9,000 in 2002 compared to $49,000 in 2001, primarily due to lower cash balances on hand, resulting in lower interest income earned from bank accounts.

Interest expense. Interest expense increased $52,000 to $56,000 in 2002 compared to $4,000 in 2001, primarily as a result of interest from loans made to us by our founders to satisfy our working capital requirements.

Other income (expense), net. Other income (expense), net decreased $100,000, from $8,000 in income in 2001 to a $92,000 expense in 2002. The decrease was primarily the result of a lease abandonment accrual (net of sublease rental income) and leasehold improvements related to our relocation to a new building in January 2002. The lease abandonment accrual and write off of leasehold improvements totaled $109,000.

Provision for income taxes. In 2001 and 2002, Rackable Systems was an S-Corporation and did not pay income tax at the corporate level. It did pay franchise taxes to Delaware and California. Income tax expense increased from $2,000 in 2001 to $18,000 in 2002. The increase was due to higher franchise taxes of $16,000 in California and $2,000 in Delaware.

Non-GAAP Financial Measures

EBITDA

EBITDA is a non-GAAP financial measure. We determine EBITDA by adding to net income (loss) interest expense, income taxes, depreciation and amortization, and subtracting interest income (loss). Reconciliations of net income (loss) to EBITDA are presented in the “Selected Financial Data” section.

We believe that EBITDA is relevant and useful information, which is often reported and widely used by analysts, investors and other interested parties in our industry, and so our reporting EBITDA assists investors in comparing our operating performance to those of other companies in our industry. We also believe that it can assist investors in comparing our performance to that of other companies on a consistent basis without regard to depreciation, amortization, interest or taxes, which do not directly affect our operating performance.

Adjusted EBITDA

We use a non-GAAP financial measure that we call “Adjusted EBITDA” which excludes from EBITDA stock based compensation, net, change in fair value of embedded derivatives in preferred stock and gain on sale of investment, which may not be comparable to Adjusted EBITDA as reported by other companies. Reconciliations of Adjusted EBITDA to net income is presented in the Selected Financial Data section.

Following this offering we anticipate no further charges for change in fair value of embedded derivatives in preferred stock as a result of the conversion of the preferred stock in this offering. As a result, by excluding the embedded derivatives charge from our financial results, we believe it gives investors a presentation of our operating performance in prior periods that reflects how we will be reporting our operating performance in future periods, which provides investors with additional and more comparative information in assessing our prospects. In addition, excluding this charge as well as stock based compensation enables investors to be able to analyze our financial operations that are directly applicable to generating cash flow. Further, Adjusted EBITDA excludes gain on sale of investment as this amount was from stock we took as payment for products, and we have not taken any other stock for payment nor do we expect to do so. Accordingly, we disclose this information to enable investors to engage in a more comprehensive analysis of our core operating performance, to provide an additional measure of performance and liquidity and to provide additional information with respect to our ability to meet future working capital requirements.

Management uses Adjusted EBITDA for planning purposes, including the preparation of annual operating budgets, to determine appropriate levels of operating and capital investments and as one of the target elements in our compensation incentive programs. We therefore utilize Adjusted EBITDA as a useful alternative to net income as an indicator of our performance. While we believe that some of the items excluded from Adjusted EBITDA are not indicative of our core operating results, these items do impact our statements of operations, and management therefore utilizes Adjusted EBITDA as an operating performance measure in conjunction with GAAP measures such as net income (loss) and gross profit.

Limitations of EBITDA and Adjusted EBITDA

EBITDA and Adjusted EBITDA have limitations as analytical tools, and you should not consider them in isolation, or as a substitute for net income (loss), cash flows from operating activities and other income or cash flows statement data prepared in accordance with GAAP. Some of these limitations are:

•	EBITDA and Adjusted EBITDA do not reflect our cash expenditures or future requirements for capital expenditures or contractual commitments;

•	EBITDA and Adjusted EBITDA do not reflect changes in, or cash requirements for, our working capital needs;

•	Although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future and EBITDA and Adjusted EBITDA do not reflect any cash requirements for such replacements;

•	EBITDA and Adjusted EBITDA do not reflect income taxes or the cash requirements for any tax payments; and

•	Other companies in our industry may calculate EBITDA and Adjusted EBITDA differently than we do, thereby limiting its usefulness as a comparative measure.

Because of these limitations, EBITDA and Adjusted EBITDA should not be considered measures of discretionary cash available to us to invest in the growth of our business or as a measure of performance in compliance with GAAP. We compensate for these limitations by relying primarily on our GAAP results and using EBITDA and Adjusted EBITDA only supplementally. See our statements of operations and our statements of cash flows included in our financial statements included elsewhere in this prospectus.

Selected Quarterly Financial Information

The following tables set forth our unaudited quarterly statements of operations for each of the seven quarters ended September 30, 2004, as well as this data expressed as a percentage of our revenue for the quarters presented. You should read these tables in conjunction with our financial statements and accompanying notes included in this prospectus. We have prepared this unaudited information on the same basis as our audited financial statements. These tables include all adjustments, consisting only of normal recurring adjustments, that we consider necessary for a fair presentation of our operating results for the quarters presented. Operating results for any quarter are not necessarily indicative of results for any subsequent periods.

	Quarter Ended
	Mar 31, 2003	Jun 30, 2003	Sep 30, 2003	Dec 31, 2003	Mar 31, 2004	Jun 30, 2004	Sep 30, 2004
	(in thousands)
Revenue	$9,156	$5,990	$10,130	$27,603	$18,067	$34,839	$33,860
Cost of revenue	6,502	4,946	8,372	21,828	14,965	27,756	27,747

Gross profit	2,654	1,044	1,758	5,775	3,102	7,083	6,113

Operating expenses:
Research and development	202	162	210	315	142	220	168
Sales and marketing	899	717	1,226	2,135	1,809	2,971	3,194
General and administrative	1,221	1,144	1,429	1,260	980	1,153	5,975

Total operating expenses	2,322	2,023	2,865	3,710	2,931	4,344	9,337

Income (loss) from operations	332	(979)	(1,107)	2,065	171	2,739	(3,224)

Other income (expense):
Change in fair value of embedded derivatives in preferred stock	(12,437)	(12,889)	(13,031)	(13,030)	(12,888)	(12,888)	(13,029)
Interest income	15	4	17	11	4	—	—
Interest expense	—	—	(538)	(551)	(568)	(618)	(718)
Gain on sale of investment	—	—	—	—	—	—	2,968
Other income (expense), net	—	2	(6)	6	—	(1)	1

Total other income (expense), net	(12,422)	(12,883)	(13,558)	(13,564)	(13,452)	(13,507)	(10,778)

Loss before tax	(12,090)	(13,862)	(14,665)	(11,499)	(13,281)	(10,768)	(14,002)
Income tax provision	(25)	(28)	(278)	(217)	(520)	(421)	(2,092)

Net loss	$(12,115)	$(13,890)	$(14,943)	$(11,716)	$(13,801)	$(11,189)	$(16,094)

	Quarter Ended
	Mar 31, 2003	Jun 30, 2003	Sep 30, 2003	Dec 31, 2003	Mar 31, 2004	Jun 30, 2004	Sep 30, 2004
Revenue	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of revenue	71.0	82.6	82.6	79.1	82.8	79.7	81.9

Gross margin	29.0	17.4	17.4	20.9	17.2	20.3	18.1

Operating expenses:
Research and development	2.2	2.7	2.1	1.1	0.8	0.6	0.5
Sales and marketing	9.8	12.0	12.1	7.7	10.0	8.5	9.4
General and administrative	13.3	19.1	14.1	4.6	5.4	3.3	17.6

Total operating expenses	25.4	33.8	28.3	13.4	16.2	12.5	27.6

Income (loss) from operations	3.6	(16.3)	(10.9)	7.5	0.9	7.9	(9.5)

Other income (expense):
Change in fair value of embedded derivatives in preferred stock	(135.8)	(215.2)	(128.6)	(47.2)	(71.3)	(37.0)	(38.5)
Interest income	0.2	0.1	0.2	—	—	—	—
Interest expense	—	—	(5.3)	(2.0)	(3.1)	(1.8)	(2.1)
Gain on sale of investment	—	—	—	—	—	—	8.8
Other income (expense), net	—	—	(0.1)	—	—	—	—

Total other income (expense), net	(135.7)	(215.1)	(133.8)	(49.1)	(74.5)	(38.8)	(31.8)

Loss before tax	(132.0)	(231.4)	(144.8)	(41.7)	(73.5)	(30.9)	(41.3)
Income tax provision	(0.3)	(0.5)	(2.7)	(0.8)	(2.9)	(1.2)	(6.2)

Net loss	(132.3)%	(231.9)%	(147.5)%	(42.4)%	(76.4)%	(32.1)%	(47.5)%

Revenue

Our business and operating results depend upon the capital procurement cycles of our customers. Due to large individual orders relative to our overall revenue, our quarterly revenue can fluctuate greatly from period to period. Over the past several years, we have experienced significant fluctuations in customer orders for our products. In the fourth quarter of 2003, our revenues more than doubled over our prior quarter due a large order from one of our customers. We did not receive any such large orders in the first quarter of 2004, which caused our revenue to decline significantly as compared with the fourth quarter of 2003. Similarly, our revenues for the second and third quarter of 2004 substantially increased from the first quarter of 2004 due to large purchases from one of our customers, although our revenues in the third quarter of 2004 were slightly lower than in the second quarter of 2004.

Cost of Revenue and Gross Margin

Cost of revenue can fluctuate greatly from quarter to quarter as a result of our revenue fluctuations. Our fixed costs in cost of revenue have steadily increased over the past two years with the build out of our operational infrastructure. Our gross margins are impacted by quarterly volatility and decrease as revenue decreases due to a smaller revenue base in which to absorb the fixed overhead. Our gross margin can also be affected by volatile price changes for components from our supplier base, particularly for DRAM, for which prices have fluctuated greatly in the past. The decrease in gross margin in the third quarter of 2004 was primarily the result of system pricing pressure associated with competitive market conditions and, to a lesser extent, DRAM cost increases.

Research and Development

Research and development expenses increased for the last three quarters of 2003 as we continued to invest in new product development initiatives, such as our DC power and Scale Out Series products, and increased our research and development personnel. Research and development expenses decreased in 2004 as we completed our development efforts for our new product lines and the investment required for our upcoming products is not as significant as prior product introductions.

Sales and Marketing

Sales and marketing expenses fluctuate with revenue trends as our quota carrying salesmen, who are beyond their recoverable draw period, are 100% commission based. Sales expenses also increased in 2003 due to the domestic expansion of our sales force into Southern California, Atlanta, Texas and Boston.

General and Administrative

General and administrative expenses increased in the third quarter of 2003 as a result of $343,000 spent on legal fees related to lawsuits brought by us against four companies for infringement of our patents. In the third quarter of 2004, our general and administrative expenses increased significantly primarily due to a one time payment of $630,000 to Parthenon Capital to terminate its advisory agreement with us and a charge of $4.5 million related primarily to the deferred compensation agreements with two of our executives.

Liquidity and Capital Resources

Historically, we have required capital principally to fund our working capital needs. We anticipate that our operating cash flow, together with the net proceeds of this offering and available borrowings under our revolving credit facility, will be sufficient to meet our working capital requirements, capital lease obligations, expansion plans and technology development projects for at least the next 12 to 24 months. The adequacy of these resources to meet our liquidity needs beyond that period will depend on our growth, operating results and capital expenditures required to meet possible increased demand for our products. Prior to the Rackable Purchase, we relied on capital contributions and borrowings from our founders to fund our liquidity needs. We had cash of $16.5 million at September 30, 2004, as compared to $2.3 million at December 31, 2003 and $6.7 million at December 31, 2002. Immediately following the third quarter, we repurchased 1,680,000 shares of our preferred stock for an aggregate of $2.1 million in cash. In addition, in February 2005 we repurchased an aggregate of 1,224,123 shares of our common stock from our founders for an aggregate purchase price of $6.0 million. We estimate that our net proceeds from this offering remaining to us will be approximately $             million, based on an assumed initial public offering price of $             per share, after deducting:

•	the estimated underwriting discounts and commissions and estimated offering expenses;

•	$1.5 million to repay promissory notes issued primarily to our founders in connection with the repurchase of a warrant agreement; and

•	approximately $24.2 million to redeem our preferred stock.

	Predecessor			Dec 23, 2002 to Dec 31, 2002	Year Ended December 31, 2003	Nine Months Ended September 30, 2004
	Year Ended September 30,		Oct 1, 2002 to Dec 22, 2002
	2001	2002
	(in thousands, except for per share data)
Statements of Cash Flows Data:
Net cash provided by (used in) operating activities	$4,717	$(4,480)	$1,350	$(301)	$(4,860)	$(2,571)
Net cash provided by (used in) investing activities	(90)	(105)	(8)	(11,567)	(465)	1,704
Net cash provided by (used in) financing activities	(2,808)	2,650	(425)	18,532	981	14,999

Net increase (decrease) in cash and cash equivalents	1,819	(1,935)	917	6,664	(4,344)	14,132

Cash and cash equivalents—Beginning of period	116	1,935	—	—	6,664	2,320

Cash and cash equivalents—End of period	$1,935	$—	$917	$6,664	$2,320	$16,452

Operating Activities

For the nine months ended September 30, 2004, net cash used in operating activities of $2.6 million resulted from a net loss of $41.0 million that was offset almost entirely by $38.8 million of non-cash charges pertaining to changes in the fair value of embedded derivatives. Our net loss was also offset by $4.7 million of non-cash charges for amortization of stock based compensation. In addition, for the nine months ended September 30, 2004, cash was used in operating activities to fund net working capital increases in accounts receivable of $4.3 million and inventory of $5.6 million driven by higher sales during the period, and was offset by an increase in accounts payable of $3.9 million and accrued expenses of $1.5 million resulting from increased purchasing activity. For the nine months ended September 30, 2004, we used $2.9 million in cash from operations due to a gain on sale of investment that provided $3.5 million in cash flows from investing activities. We anticipate that accounts receivable, inventory and accounts payable will continue to increase as our business expands.

In fiscal 2003, net cash used in operating activities of $4.9 million resulted from a net loss of $52.7 million that was offset almost entirely by $51.4 million of non-cash charges pertaining to changes in the fair value of embedded derivatives from our issuance of redeemable preferred stock in December 2002. The redeemable preferred stock will be settled with a cash payment of approximately $24.2 million and the issuance of 13,524,000 shares of our common stock at the closing of this offering. In 2003, our net loss was also offset by $969,000 of non-cash charges for amortization of stock based compensation. In addition, in 2003 cash was used in operating activities to fund net working capital increases in accounts receivable of $6.0 million and inventory of $5.5 million driven by higher sales in 2003, which was offset by an increase in accounts payable of $2.4 million and accrued expenses of $578,000 resulting from increased purchasing activity.

In fiscal 2002, net cash used in operating activities of $4.5 million was primarily used to fund net working capital increases in accounts receivable of $4.1 million and inventory of $2.0 million driven by higher sales in the quarter ended September 30, 2002. Accrued expenses also decreased by $3.8 million primarily resulting from payment of $5.0 million in 2002 of bonuses accrued in 2001 to our founders. This was offset by an increase in accounts payable of $4.1 million resulting from increased inventory purchases.

In fiscal 2001, net cash provided by operations was primarily provided by an increase in accrued expenses of $5.5 million, of which $5.0 million was related to bonuses accrued for the founders at September 30, 2001 that were paid in the subsequent period. This was offset by a decrease of $1.2 million pertaining to related party payables paid in 2001.

Investing Activities

In 2002, we used cash of $105,000 for capital expenditures of computer hardware, office equipment and engineering software applications. In December 2002, we paid $11.6 million in connection with the acquisition of assets and liabilities from Predecessor, net of cash received. In 2003, our capital expenditures were $465,000. For the nine months ended September 30, 2004, we generated cash from investing activities of $1.7 million, primarily attributable to proceeds of $3.5 million received from the sale of an investment that was offset by $850,000 related to deferred compensation agreements with two of our executives and capital expenditures of $973,000. We do not anticipate significant requirements for additional capital expenditures in the next 12 months but our requirements are subject to change depending upon industry conditions.

Financing Activities

Net cash provided by financing activities was $2.7 million for the year ended September 30, 2002, primarily related to advances and loans received from our founders. For the period from December 23, 2002 to December 31, 2002, net cash provided by financing activities was $18.5 million as a result of the issuance of preferred stock that was completed in December 2002 in connection with the Rackable Purchase. In 2003, net cash provided by financing activities was $981,000 primarily related to a follow on investment to our preferred stock financing that was completed in February 2003. For the nine months ended September 30, 2004, we generated cash from financing activities of $15.0 million, resulting from the draw-down on our line of credit with Silicon Valley Bank.

We expect to experience growth in our operating expenses for the foreseeable future to execute our business strategy. We intend to fund these activities with the cash generated from operations and do not intend to increase our expenditures beyond what we believe our operations can support. This increase in operating expenses may not result in an increase in our revenue and our anticipated revenue may not be sufficient to support these increased expenditures. We anticipate that operating expenses and working capital will constitute a material use of our cash resources.

Credit Facility

We entered into a credit facility with Silicon Valley Bank in December 2002, which has been amended on several occasions, most recently in December 2004, providing for borrowings of up to $15.0 million based upon a defined borrowing base. We did not use this facility prior to 2004, and have periodically used this facility throughout 2004. As of September 30, 2004, the outstanding balance was $15.0 million under this facility. These obligations are secured by substantially all of our assets. Borrowings under the revolving credit facility bear interest at an annual rate equal to the bank’s prime rate plus 1.0% (5.75% at September 30, 2004). Under the terms of the credit facility agreement, we are subject to customary covenants related to our business and financial condition. This facility expires in March 2005. We expect to renew this facility on substantially similar terms.

Contractual Obligations and Contingent Liabilities and Commitments

In July 2004, we entered into a five-year lease agreement for our corporate headquarters located in Milpitas, CA.

In February 2004, we agreed to purchase 5,000 units of remote management cards from a supplier annually for three years. As of September 30, 2004, we had met all of this commitment for 2004. The approximate commitment for 2005 and 2006 is $155,000 per year.

Pursuant to our agreement with Yahoo! in September 2003, we agreed to spend $250,000 in marketing with them over an 18 month period. To date, we have not spent any marketing dollars pursuant to this agreement.

The following are contractual commitments at September 30, 2004, associated with debt obligations, lease obligations, and contractual commitments (in thousands):

Contractual Obligations	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
Operating leases	$2,075	$449	$1,296	$330	$—
Purchase obligations	560	405	155	—	—
Mandatorily redeemable preferred stock	25,191	—	—	—	25,191
Embedded derivatives in preferred stock	91,178	—	—	—	91,178

Total	$119,004	$854	$1,451	$330	$116,369

In February 2005, the sole holder of the preferred stock contractually agreed not to assert its right to receive cash in lieu of common stock upon the redemption of the preferred stock and, consequently, the embedded derivatives in preferred stock as of that date no longer represents a contractual obligation.

In addition, on December 31, 2004, we repurchased a warrant issuance obligation by entering into a promissory note arrangement with each of the former stockholders of Predecessor for an aggregate principal amount of $3.0 million. These promissory notes will become due and payable with respect to $1.5 million of principal upon the closing of this offering, and the remainder will become due and payable upon the earlier to occur of a second public offering or 18 months after the closing of this offering.

From time to time, we will issue blanket purchase orders to our contract manufacturers for the procurement of materials to be used for upcoming orders. Blanket purchase orders vary in size depending on the projected requirements of the company, but often exceed $800,000 in value. If we do not consume these materials on a timely basis or if our relationship with one of our contract manufacturers was to terminate, we could experience an abnormal increase to our inventory carrying amount and related accounts payable.

Other than the obligations, liabilities and commitments described above, we have no significant unconditional purchase obligations or similar instruments. We are not a guarantor of any other entities’ debt or other financial obligations. We have no off-balance sheet transactions.

We believe that our current cash balance and cash generated from operations, along with our available line of credit and net proceeds from this offering, will be sufficient to meet our needs for at least the next 12 to 24 months. If we require additional capital resources to grow our business internally or to acquire complementary technologies and businesses at any time in the future, we may seek to sell additional equity or debt securities or obtain other debt financing. The sale of additional equity or convertible debt securities could result in more dilution to our stockholders. Financing arrangements may not be available to us, or may not be available in amounts or on terms acceptable to us.

Related Party Transactions

Rackable Investment LLC, the entity formed by Parthenon Capital to purchase our preferred stock, until it converts the preferred stock it owns and distributes the resulting shares of our capital stock to its members anticipated to occur shortly before this offering, owns all of our shares of preferred stock and is a holder of more than 50% of our voting securities. In December 2002, we entered into an advisory agreement with Parthenon Capital, LLC, an affiliate of Parthenon Investors II, the controlling member of Rackable Investments LLC. Under this agreement, we have paid (1) $210,000 per year in quarterly installments for advisory services, (2) a $210,000 fee at the closing of the Rackable Purchase for services rendered in structuring the transaction, and (3) a $10,000 funding fee at the closing of the sale of 1,000,000 shares of our preferred stock in February 2003. This agreement was scheduled to terminate in December 2007 with an automatic extension of an additional five years unless terminated by mutual written consent of the parties. In September 2004, we and Parthenon Capital LLC amended the agreement to provide for this advisory agreement to terminate upon the closing of this offering, and we paid a final fee to Parthenon Capital of $630,000.

In December 2002, we received secured promissory notes in the amounts of $516,667 and $283,333 from Thomas K. Barton, our chief executive officer, and Todd R. Ford, our chief financial officer and executive vice president of operations, respectively. The principal amounts, plus interest of 3.31% per year, were due and payable upon the initial filing of the registration statement of which this prospectus forms a part. These promissory notes were paid in full, in the amounts of $546,922 and $299,924, respectively, in September 2004. Also, in December 2002, we entered into deferred compensation agreements with Mr. Barton and Mr. Ford. In September 2004, we amended these agreements to provide for the payment of the deferred compensation at the end of September 2004 in the amounts that would have been payable under these agreements if the filing of the registration statement, of which this prospectus forms a part, had occurred after December 23, 2004. These amounts were a 3% increase in the amounts that would otherwise have been paid if the filing had occurred prior to that date.

In September 2004, Rackable Investment LLC elected to convert 1,680,000 shares of our Series A preferred stock into 1,680,000 shares of our Series B preferred stock and 1,176,000 shares of our common stock in accordance with the terms of the Series A preferred stock. In October 2004, we repurchased the 1,680,000 shares of Series B preferred stock for $1.25 per share, the same price as we would have been obligated to redeem these shares at the closing of this offering had the offering occurred on that date. This repurchase enabled, among other things, Rackable Investment LLC to make a distribution to Messrs. Barton and Ford to assist them in paying tax withholding payments to us in connection with the termination of their deferred compensation arrangements with us in October 2004.

On December 31, 2004, we repurchased a warrant issuance obligation by entering into a promissory note arrangement with each of the former stockholders of Predecessor (of which approximately 96% was allocated, collectively, to our founders, who are our current Chief Technology Officer and a director, our Chief Procurement Officer, and our Vice President of Information Systems) for an aggregate principal amount of $3.0 million. These promissory notes will become due and payable with respect to $1.5 million of the principal amount of these promissory notes on the closing of this offering, and the remainder, including accrued interest at the rate of 2.48%, will become due and payable upon the earlier to occur of a second public offering or 18 months after the closing of this offering.

In February 2005, we purchased from each of our three founders 408,041 shares of our common stock at a purchase price of $4.90 per share, for an aggregate purchase price of $6.0 million.

In February 2005, we entered into an agreement with Rackable Investment LLC, in which Rackable Investment LLC gave up its right to take cash in lieu of common stock upon redemption of the Series A preferred stock held by it. In consideration for this we agreed (1) not to take a number of corporate actions without their consent, including establishing a number of the terms of and consummating this offering, (2) to amend the registration rights agreement to provide Rackable Investment LLC and other entities designated as holders of “registrable securities” with additional registration rights in the event of another offering, and (3) to amend the voting agreement with Rackable Investment LLC and our founders to clarify and enhance its rights under that agreement.

Please see “Certain Relationships and Related Party Transactions” and “Management—Employment Agreements” later in this prospectus for a more detailed discussion of these and other related party transactions.

Recently Adopted Accounting Standards

In March 2004, the EITF reached a final consensus on Issue 03-01, The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments, to provide additional guidance in determining whether investment securities have an impairment which should be considered other-than-temporary. Management expects that the adoption of this Issue will not have an effect on our operating results or financial condition.

In December 2003, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 104, Revenue Recognition (SAB 104), which codifies, revises and rescinds certain sections of SAB 101, Revenue Recognition in Financial Statements, in order to make this interpretive guidance consistent with current authoritative accounting and auditing guidance and SEC rules and regulations. The adoption did not have a material effect on our operating results or financial condition.

In December 2003, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 46 (Revised), Consolidation of Variable Interest Entities, an Interpretation of Accounting Research Bulletin No. 51 (FIN No. 46R). FIN No. 46R expands upon and strengthens existing accounting guidance that addresses when a company should include in its financial statements the assets, liabilities and activities of another entity. A variable interest entity is any legal structure used for business purposes that either does not have equity investors with voting rights or has equity investors that do not provide sufficient financial resources for the entity to support its activities. A variable interest entity often holds financial assets, including loans and receivables, real estate or other property. A variable interest entity may be essentially passive or it may engage in research and development or other activities on behalf of another company. Previously, one company generally has included another entity in its consolidated financial statements only if it controlled the entity through voting interests. FIN No. 46R changes that by requiring a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity’s activities or entitled to receive a majority of the entity’s residual returns or both. As of December 17, 2003, the effective date of FIN No. 46R has been deferred until the end of the first interim or annual reporting period ending after March 15, 2004. We do not have any variable interest entities.

In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity (SFAS No. 150). SFAS No. 150 requires issuers to classify as liabilities (or assets in some circumstances) certain financial instruments that embody obligations. Financial instruments within the scope of SFAS No. 150 shall be initially measured at fair value and subsequently revalued with changes in value being reflected in interest cost. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. Restatement is not permitted. Upon adoption of SFAS No. 150 on July 1, 2003, we reclassified the value of the Series A convertible preferred stock, including cumulative accretion to redemption value, from mezzanine debt to long-term liabilities.

In April of 2003, the FASB issued SFAS No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities (SFAS No. 149). SFAS No. 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under FASB Statement No. 133 (SFAS No. 133), Accounting for Derivative Instruments and Hedging Activities. This statement amends SFAS No. 133 for decisions made as part of the Derivative Implementation Group process that effectively required amendments to SFAS No. 133, in connection with other FASB projects dealing with financial instruments, and in connection with implementation issues that have been raised in relation to the application of the definition of a derivative. SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003. Also, the provisions of SFAS No. 149 that relate to SFAS No. 133 implementation issues that have been effective for fiscal years that began prior to June 15, 2003, should continue to be applied in accordance with respective effective dates. In addition, provisions of this statement related to forward purchases or sales of when-issued securities or other securities that do not yet exist, should be applied to both existing and new contracts entered into after June 30, 2003. The adoption of SFAS No. 149 did not have a significant impact on our operating results or financial condition.

In November 2002, the FASB issued Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others (FIN No. 45). FIN No. 45 elaborates on the existing disclosure requirements for most guarantees, including residual value guarantees issued in conjunction with operating lease agreements. It also clarifies that at the time a company issues a guarantee, it must recognize an initial liability for the fair value of the obligation it assumes under that guarantee and must disclose that information in its interim and annual financial statements. The initial recognition and measurement provisions apply on a prospective basis to guarantees issued or modified after December 31, 2002. The adoption of the recognition requirements of FIN No. 45 did not have a material impact on our operating results or financial position.

In November 2002, the FASB issued EITF Issue No. 00-21, Revenue Arrangements with Multiple Deliverables (EITF Issue No. 00-21). EITF Issue No. 00-21 addresses certain aspects of the accounting by a company for arrangements under which it will perform multiple revenue-generating activities. EITF Issue No. 00-21 addresses when and how an arrangement involving multiple deliverables should be divided into separate units of accounting. EITF Issue No. 00-21 provides guidance with respect to the effect of certain customer rights due to company nonperformance on the recognition of revenue allocated to delivered units of accounting. EITF Issue No. 00-21 also addresses the impact on the measurement and/or allocation of arrangement consideration of customer cancellation provisions and consideration that varies as a result of future actions of the customer or the company. Finally, EITF Issue No. 00-21 provides guidance with respect to the recognition of the cost of certain deliverables that are excluded from the revenue accounting for an arrangement. The adoption of EITF Issue No. 00-21 did not have a significant impact on our operating results or financial condition.

In June 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities (SFAS No. 146), which addresses accounting for restructurings, discontinued operations, plant closings or other exit or disposal activities. SFAS No. 146 requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. SFAS No. 146 is to be applied prospectively to exit or disposal activities initiated after December 31, 2002. The adoption of SFAS No. 146 did not have a significant impact on our operating results or financial condition.

We account for stock-based compensation awards issued to employees using the intrinsic value measurement provisions of APB 25. Accordingly, no compensation expense has been recorded for stock options granted with exercise prices greater than or equal to the fair value of the underlying common stock at the option grant date. On December 16, 2004, the FASB issued SFAS No. 123 (revised 2004), Share-Based Payment (“SFAS 123R”). SFAS 123R eliminates the alternative of applying the intrinsic value measurement provisions of APB 25 to stock compensation awards issued to employees. Rather, the new standard requires enterprises to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. That cost will be recognized over the period during which an employee is required to provide services in exchange for the award, known as the requisite service period (usually the vesting period).

We have not yet quantified the effects of the adoption of SFAS 123R, but we expect that the new standard may result in significant stock-based compensation expense. The pro forma effects on net income (loss) and net income (loss) per share if we had applied the fair value recognition provisions of original SFAS 123 on stock compensation awards (rather than applying the intrinsic value measurement provisions of APB 25) are in “Stock Based Compensation” above. Although the pro forma effects of applying SFAS 123 may be indicative of the effects of adopting SFAS 123R, the provisions of these two statements differ in some important respects. The actual effects of adopting SFAS 123R will be dependent on numerous factors including, but not limited to, the valuation model chosen by us to value stock-based awards, the assumed award forfeiture rate, the accounting policies adopted concerning the method of recognizing the fair value of awards over the requisite service period, and the transition method (as described below) chosen for adopting SFAS 123R.

SFAS 123R will be effective for our fiscal quarter beginning July 1, 2005, and requires the use of the Modified Prospective Application Method. Under this method SFAS 123R is applied to new awards and to awards modified, repurchased, or cancelled after the effective date. Additionally, compensation cost for the portion of awards for which the requisite service has not been rendered (such as unvested options) that are outstanding as of the date of adoption shall be recognized as the remaining requisite services are rendered. The compensation cost relating to unvested awards at the date of adoption shall be based on the grant-date fair value of those awards as calculated for pro forma disclosures under the original SFAS No. 123. In addition, companies may use the Modified Retrospective Application Method. This method may be applied to all prior years for which the original SFAS 123 was effective or only to prior interim periods in the year of initial adoption. If the Modified Retrospective Application Method is applied, financial statements for prior periods shall be adjusted to give effect to the fair-value-based method of accounting for awards on a consistent basis with the pro forma disclosures required for those periods under SFAS 123.

Qualitative and Quantitative Disclosure About Market Risk

Interest rate risk represents the risk of changes in value of a financial instrument caused by fluctuations in interest rates. We did not have material indebtedness for borrowed money as of December 31, 2003, and had $15.0 million of indebtedness under our credit facility as of September 30, 2004. The annual interest rate on our credit facility is the prime rate plus 1%. An immediate 10% increase in the prime rate would not have a material effect on our interest expense. If and when we do enter into future borrowing arrangements or borrow under our existing revolving credit facility, we may seek to manage exposure to interest rate changes by using a mix of debt maturities and variable- and fixed-rate debt, together with interest rate swaps where appropriate, to fix or lower our borrowing costs. We do not make material sales or have material purchase obligations outside of the United States and therefore do not generally have exposure to foreign currency exchange risks.

Our exposure to market risks for changes in interest rates relates primarily to our investment portfolio. As of September 30, 2004, our cash equivalents consisted of money market funds. Due to the short-term nature of our investment portfolio, we do not believe that an immediate 10% increase in interest rates would have a material effect on the fair market value of our portfolio. Since we believe we have the ability to liquidate this portfolio, we do not expect our operating results or cash flows to be materially affected to any significant degree by a sudden change in market interest rates on our investment portfolio. As of September 30, 2004, we had no foreign currency exchange risk.

BUSINESS

Overview

We are a leading provider of high-density compute servers and high-capacity storage systems based on an open architecture approach, targeting scale out datacenter deployments. Our products are designed to provide benefits in the areas of density, thermal management, remote management, ease of serviceability and flexible and efficient power distribution. We also offer a high degree of flexibility and control in component selection to match the specific environmental and application requirements of our customers. Our products are designed to minimize total cost of ownership through strategic sourcing of components and reduced deployment and operating expenses. We base our products on open standard components such as processors from Intel and Advanced Micro Devices, or AMD, and operating systems such as Linux and Windows in order to leverage the continuing price-performance improvements associated with high-volume computer components.

Our flagship Foundation Series compute servers are high-density, rack-mounted server systems designed specifically for scale out datacenter environments. The Foundation Series servers utilize our patented half-depth, back-to-back chassis design to increase the physical server density, reducing floor space requirements. When deployed in our cabinets, we are generally able to offer approximately twice the server or processor density of traditional rack-mount solutions. We provide a range of power and heat management techniques that enable our servers to operate effectively at these density levels. The Foundation Series servers also provide configurable components, front-facing cable connections for enhanced serviceability, and our proprietary lights out remote management solution. In August 2004, we introduced our Scale Out Series of compute servers, which are designed to further increase density levels, improve thermal management and improve cable management and system serviceability. To complement our Foundation Series and Scale Out Series compute server lines, we selectively use reseller and original equipment manufacturer, or OEM, relationships to provide additional server offerings that our customers may request from time to time.

We also offer low-cost, high-capacity storage systems, which leverage many of our core server technologies, to help enterprises cost-effectively meet their increasing data storage requirements. In the fourth quarter of 2004, we began providing storage products that combine our hardware with software layers provided by third parties under OEM software license arrangements. We launched two of these products in the fourth quarter of 2004, specifically a network attached storage, or NAS, appliance and an internet protocol, or, IP storage area network, or SAN, appliance that leverages the IP small computer system interface, or iSCSI, protocol. Over time, we expect to qualify additional storage software layers to bundle with our hardware. To complement our storage server line, we selectively leverage reseller and OEM relationships to provide additional storage offerings that our customers may request from time to time, such as external Fibre Channel and small computer system interface, or SCSI, redundant array of independent disks, or RAID, solutions.

We market our systems primarily through our direct sales force to enterprises within the United States. We focus our sales and marketing activities on enterprises that typically purchase hundreds of servers per year. To date, we have concentrated our marketing efforts on leading Internet companies, as well as customers with high-performance computing requirements in vertical markets such as semiconductor design, enterprise software, federal government, entertainment, financial services, oil and gas exploration and biotechnology and pharmaceuticals. We have sold our products to over 100 customers, including Microsoft, nVidia, Oracle, WebEx and Yahoo!.

Industry Background

The increasing reliance by enterprises on information technology for everyday operations is driving the need for cost-effective, high-performance computing and high-capacity storage systems. Historically, enterprises have met their higher-end compute and storage requirements using monolithic systems, such as mainframes and supercomputers, based on proprietary operating systems and processors. However, these systems are relatively expensive, can lack modularity or configurability and often force customers to purchase additional products and services from a single vendor. More recently, enterprises have begun to deploy large-scale computing and storage infrastructures by aggregating large numbers of relatively inexpensive, open-standard modular computing and storage systems, known as “scale out” systems. These scale out systems typically run relatively low-cost operating systems such as Linux and Windows and can enable enterprises to meet their computing and storage requirements at a lower total cost of ownership and with greater flexibility and scalability. Many enterprises with high-performance computing or high-capacity storage requirements are adopting scale out systems, enabling the addition of compute and storage capacity in incremental units. Some enterprises with large-scale datacenter operations are now deploying thousands or even tens of thousands of scale out servers in their datacenters, as well as hundreds of terabytes of disk storage.

The Scale Out Compute Server Market

Scale out compute servers generally incorporate “rack-mount” or “blade server” designs due to their modularity and their lower total cost of ownership. Rack-mount servers are enclosed in an individual chassis, and multiple rack-mount servers are generally mounted horizontally into an industry-standard cabinet or rack. Blade servers are typically minimally enclosed, single circuit boards, and multiple blade servers are then vertically slotted into a blade server chassis, which is then generally fastened horizontally into a cabinet or rack. The scale out compute server market is characterized by several key technology trends that reflect the growing demand for modular computing systems based on industry-standard components and lower-cost operating systems, including:

x86 processor architecture.    The dominant processor architecture for today’s scale out server environment is x86-based. According to International Data Corporation, or IDC, 99.9% of Windows servers and 98.4% of Linux servers shipped in 2003 were x86-based servers. The extensive use of x86 processors in the personal computer market has created price and performance advantages for these processors when compared to lower-volume or proprietary processors. Recently, both Intel and AMD have announced new processors for the scale out server market that combine the benefits of traditional low-cost x86 processing with additional high performance capabilities usually found in more expensive processors. IDC projects that the x86-based server market will continue to grow and gain market share at the expense of the next two largest server segments. Furthermore, IDC estimates that the Linux- and Windows-based x86 global server market will grow from $18.4 billion in 2003 to $28.6 billion in 2008.

Linux and Windows operating systems.    Scale out compute servers generally run Linux or Windows operating systems, which increasingly are being used for enterprise computing and storage applications. These operating systems tend to feature a lower total cost of ownership relative to proprietary operating systems, such as UNIX variants. The broad adoption of these lower-cost operating systems has driven extensive support from software and hardware vendors. Since these operating systems are hardware-vendor independent, enterprises have the flexibility to use systems from different hardware vendors in their computing infrastructures. Linux- and Windows-based servers are expected to be the two fastest growing operating system segments of the server market. IDC estimates that the market for Linux-based servers will grow from $3.3 billion in 2003 to $9.1 billion in 2008, representing a compounded annual growth rate of 22.8%. IDC also estimates that the market for Windows-based servers will grow from $15.6 billion in 2003 to $23.4 billion in 2008, representing a compounded annual growth rate of 8.5%.

Volume servers.    The term “volume servers” generally refers to servers with an average sales price below $25,000. As enterprises increasingly use x86-based processors and Linux and Windows operating systems, they are lowering their total cost of ownership by purchasing volume servers that meet their computing performance, configuration flexibility and modularity objectives. According to IDC, volume servers represent the fastest growing price-band of the server market.

Clustered computing.    High-speed interconnect technology and clustering software technology are allowing the aggregation of scale out server resources into larger clustered computing systems. These clustered computing systems can reach sufficiently high performance levels to replace legacy supercomputer, mainframe and proprietary RISC systems for various classes of high performance computing applications, generally at lower cost.

New form factors.    To facilitate the deployment of a large number of servers in a limited amount of space, the industry has introduced new physical designs, or form factors. Compute servers deployed in scale out environments generally incorporate rack-mount or blade server designs. Both of these new form factors enable enterprises to increase server density in the datacenter, while improving installation and maintenance efficiency.

The adoption of scale out architectures is expected to drive strong growth in rack-mount and blade servers. According to IDC, the worldwide blade server market will grow from $622 million in revenue in 2003 to $8.8 billion in 2008, representing a compounded annual growth rate of 70%.

The High-Capacity Storage Market

The Internet, data-intensive applications and digital content such as audio, graphics and video files are driving the rapid growth of data storage. According to IDC, the capacity of disk storage systems shipped has increased from 584 petabytes in 2002 to 831 petabytes in 2003, and is expected to grow to 5,444 petabytes by 2008. A petabyte is 1,024 terabytes. As data storage requirements have grown over the past decade, enterprises have turned to networked storage systems to address their storage needs. Networked storage systems enable storage to be shared by many users on a network instead of being captive to individual users or servers. This shared access to data has provided dramatic productivity benefits to enterprises. Despite the widespread adoption of networked storage systems, the evolution to modular storage systems based on open-standard operating systems and industry-standard components has trailed the evolution of the open standard modular compute server market.

While traditional networked storage systems provide many benefits to enterprises, they typically have been relatively expensive to purchase and manage. As storage requirements have grown, enterprises have increasingly turned to lower-cost data storage systems to provide affordable storage capacity. These storage systems typically use Linux or Windows operating systems and low-cost disk drives, such as serial advanced technology attachment, or serial ATA. IDC estimates that high-capacity, low-cost disk storage systems generated $1.2 billion of revenue in 2003, and will grow to $9.7 billion by 2008, representing a compounded annual growth rate of 53.8%. IDC also estimates that by 2008, over 50% of all storage capacity shipped will be based on high-capacity, low-cost disk drives.

Networked storage is typically delivered as either a SAN or a NAS. SANs connect storage systems together in a dedicated storage network, and have traditionally been used for high-end storage requirements for critical data. Recently, SANs have begun to use an emerging IP-based interconnect standard, known as iSCSI, which leverages lower cost disk drive and networking components to reduce the total cost of ownership compared to traditional fiber-channel based SANs. NAS systems are typically dedicated storage appliances that are directly attached to a local area network, allowing all computers on the network to have access to the data stored on the NAS appliance.

Both NAS and iSCSI SAN systems can be configured to provide reliable, high-capacity storage in scale out environments in a cost-effective manner. The increasing use of an open-standard architecture approach and industry-standard components in NAS and iSCSI SAN systems is expected to decrease the total cost of ownership of these systems, thereby increasing their market adoption. IDC estimates that the size of the NAS market was $1.6 billion in 2003, and projects it will grow at an average compound annual rate of 15% to $3.1 billion by 2008. IDC also estimates that the size of the iSCSI SAN market was $19 million in 2003, and projects that it will grow at a compounded annual growth rate of 174% to $2.9 billion by 2008.

Challenges for Scale Out Compute and Storage Server Deployments

Companies that have adopted scale out solutions are deploying increasingly large server and storage farms, which can consist of thousands of servers and hundreds of terabytes of storage. Scale out deployments of this magnitude can result in performance and maintenance challenges and unnecessarily high acquisition, operating and maintenance costs. Specific challenges with scale out deployments include:

Need for optimized server density and thermal management.    The increasing need for computing power and storage capacity has resulted in the need for higher density solutions to optimize the use of valuable floor space and keep operating costs to a minimum. Traditional rack-mount solutions generally offer a maximum of 44 compute nodes or servers per standard rack or cabinet. When fully populated, these racks generate significant heat, which can lead to server failure if not properly exhausted. To mitigate heat build up, most datacenters deploy rack-mount equipment using a “hot-aisle/cold-aisle” strategy, where heat from the backs of adjacent server rows is exhausted into the same hot aisle. This type of configuration does not maximize density levels, nor does it return heat to HVAC systems in a particularly efficient manner. As enterprises seek to push density beyond standard rack configurations, the issues of density and thermal management become even more challenging.

High cost of monitoring and maintaining many servers.    The cost of monitoring and maintaining datacenter infrastructure is increasing as enterprises deploy increasingly large server and storage farms. Typically, datacenter staff often represent a significant portion of the datacenter operating cost structure. Ongoing maintenance includes monitoring the state of the datacenter environment, monitoring the status of servers and components, and maintaining failing or failed units. Locating, servicing and replacing failed servers often requires the coordinated efforts of multiple system administrators.

Power management issues.    As the size of large scale server and storage deployments increases, datacenters are finding it increasingly difficult to cope with power requirements. Power consumption is increasing due to the larger number of servers deployed, compounded by higher power consumption per server due to continuing increases in component performance. In many cases, power consumption has become a bottleneck in datacenters, restricting the number of servers that can be deployed in the datacenter or mounted in a rack. In addition, the broad use of small-scale AC-DC power conversion within a single server is not an optimal means of power distribution and increases the heat generated within the server enclosure.

Lack of configurability and flexibility.    Traditionally, server vendors have offered only limited component choice and configuration options. Today, as companies are selecting scale out computing solutions for high performance applications, they are looking for more options and greater control over component selection. Traditional x86 server vendors often are not well prepared for these requests, which include specific motherboards, processors, memory and disk drive choices. In addition, standard x86 servers often include components that some customers do not require. These additional components can add unnecessary cost and power consumption.

High cost and lack of configurability of storage capacity.    Similar to the mainframe and proprietary UNIX compute server market, the traditional storage market is hindered by a lack of product flexibility and high cost of ownership, both in terms of up front capital expense and ongoing operating and maintenance costs. While leading storage vendors have recently begun to introduce lower cost options and more modular architectures, the storage industry is several years behind the compute server industry in making use of open standard and commodity components and operating systems. In general, leading storage vendors bundle their hardware with proprietary software solutions. Unlike the compute server market, it has been relatively difficult for customers to buy storage solutions where hardware and software can be separately specified and where components and upgrade technologies can be procured from multiple vendors.

The Rackable Systems Solution

We design, market and support a comprehensive suite of compute and storage server systems that are optimized for scale out datacenter deployments. Our modular, rack-mounted systems are based on industry-standard components and open-standard or lower-cost operating systems. We offer a broad selection of core system component technologies, which enables us to tailor systems to specific customer requirements. Our innovative designs enable our customers to maximize server density while optimizing thermal and power management within the datacenter. We design our solutions to be installed on a turn-key basis with remote management capabilities that minimize ongoing maintenance expenses. By embracing the benefits of modular, open-standards computing and storage solutions, we enable our customers to expand capacity and improve performance in the datacenter at a lower total cost of ownership.

Key benefits of our systems include:

Innovative form factors to improve density and thermal management.    Our systems are designed to alleviate inefficient use of floor and rack space and thermal management issues, problems that are found in major datacenter installations today. Our Foundation Series compute servers are approximately half as deep as traditional rack-mount systems. By deploying these servers in our cabinets with our patented “back-to-back” mounting technology, we are able to offer twice the density of traditional rack-mount solutions. Our Scale Out Series offers even higher density levels by making use of a new server form factor and our “back-to-back” and “side-to-side” mounting technologies.

With increased density comes increasing needs for optimized thermal management. We use a range of thermal management technologies to vent heat from the cabinet as well as reduce heat inside the server. These thermal management technologies include our patented back-to-back mounting with a central air space, or plenum, to draw heat to the center of the cabinet and enable exhaust from the top of the cabinet, as well as reduced server-level heat associated with our optional DC power solution. Our Scale Out Series has also been designed for thermal efficiency, including a taller chassis form factor to increase air flow and enable the use of larger heat dissipation sinks, and deflected air flow to create an updraft in the cabinet air plenum powerful enough to effectively evacuate heat.

Remote monitoring and improved serviceability.    Our lights-out remote management solution enables the administration of large-scale server farms from any network-connected off-site location, and includes both out-of-band and in-band features. Out-of-band features work even if the system is “crashed” or not functional, such as power cycling the motherboard to attempt a system reboot, monitoring air temperature inside the server chassis, flashing an LED or writing a message to an LCD display. In-band features are only accessible if both the hardware and the operating system are functional, such as obtaining serial console access to the operating system. Our remote management solution enables rapid identification and location of failed servers and results in a significant reduction in the need for onsite maintenance technicians. In addition, our products are designed for improved serviceability through a variety of means including front facing input-output, or I/O, ports and integrated cable troughs. Our Scale Out Series includes additional benefits such as completely internalized cable and power connections and “toolless” serviceability for simplified maintenance. These design innovations allow us to significantly reduce installation and maintenance time and to decrease the need for multiple technicians to service our systems.

Improved power management.    Our server and storage lines include a range of design innovations to reduce power consumption and enable flexible power management schemes in scale out deployments. Because we build servers to order, we are sometimes able to eliminate components that draw power but may not be needed by the customer and to match the selection of a particular power supply to the load drawn by the system, which can improve power conversion efficiency. In our remote management system, we offer the ability to stagger the start-up of systems, which reduces the aggregate power draw at system boot time and allows the customer to increase the number of systems attached to a power circuit without tripping the circuit breaker. Our DC power options allow cabinet- and datacenter-level bulk power conversion to enable higher overall power efficiency versus individual server-level AC power supplies, as well as improved redundancy schemes, such as the ability to withstand complete loss of an AC circuit. Our DC power solutions are designed to be compatible with datacenters that have either AC- or DC-based power distribution infrastructure.

Flexible platforms that address customer-specific requirements.    Our compute and storage server systems are based on highly flexible platforms that enable our customers to select the configuration, operating system, processor and other key components based on their requirements. Because our solutions are build-to-order at the component level, they meet our customers’ performance requirements without bundling unnecessary features or components that increase cost. Our systems utilize industry-standard components wherever possible and are compatible with lower-cost operating systems such as Linux and Windows, enabling our customers to achieve optimal performance in a cost-effective manner while minimizing vendor dependence associated with proprietary systems. In addition, we have an OEM license agreement in place with Sun Microsystems that authorizes us to install and resell the Solaris operating system on our hardware. We are also assessing market demand for the use of the Solaris operating system from Sun Microsystems for use in certain scale out environments, and some of our customers currently run the Solaris operating system on our x86-based systems.

High capacity, cost-effective storage systems.    Similar to our compute servers, our storage servers utilize industry-standard components and lower-cost operating systems. We offer storage servers that allow our customers to run their own storage software or storage management applications. We also offer storage servers that include pre-installed storage software applications that we source from third parties. We currently offer a NAS appliance and an IP SAN appliance that leverage software provided from third parties, and we intend to qualify additional third-party software products in the future. Our storage platforms leverage many of the same design principles and component technologies as our compute server platforms. We believe we are well positioned to benefit from a convergence of server and storage technologies, and from the continuing improvements in storage system component technologies such as disk drives and RAID controller cards, as well as advances in storage protocol technologies such as iSCSI. To complement our storage server line, we selectively leverage reseller and OEM relationships to provide additional storage offerings that our customers may request from time to time, such as external Fibre Channel and SCSI RAID solutions.

Strategy

Our objective is to become the leading provider of high-density compute and storage servers that leverage an open architecture approach for scale out datacenter deployments. Key elements of our strategy include the following:

Provide compelling solutions to known customer needs.    We work closely with our customers to understand the challenges they face in scale out datacenter deployments. We design products to address these challenges through a combination of our own research and development and collaboration with our suppliers. We focus our research and development activities on areas where we believe we can maintain sustainable differentiation, such as our remote management system and our patented mechanical designs. We also provide specific direction to our suppliers regarding desired component feature sets and price points that best meet our customer requirements. We believe that this approach to product development maximizes the probability of customer acceptance of our products.

Leverage leading technologies and industry standards.    We use widely available components, platforms and software built around industry standards such as Intel and AMD x86 processors, Linux and Windows operating systems and low-cost serial ATA disk drive technologies. This allows our customers to address their computing and storage requirements in a cost-effective manner while minimizing vendor dependence associated with proprietary systems. By maintaining an open architecture and collaborating with leading technology companies, we believe we can stay at the forefront of technology trends, deliver solutions that address large markets and minimize research and development expense.

Introduce new product and service offerings.    In addition to adopting standard technologies, we have developed and intend to continue to develop products using our proprietary technology in the areas of cabinet and chassis design, remote management solutions and power and thermal management. For example, we have recently introduced our Scale Out Series and our DC power option. In addition, we intend to expand our presence in the storage market and may seek to develop or acquire proprietary intellectual property at the hardware or software level in this market. We also offer maintenance and support and warranty services, and intend to expand these and other services over time.

Expand market opportunities and sales channels.    Our revenues to date have largely been derived from domestic customers with large Internet businesses, as well as customers with high-performance computing applications in vertical markets such as biotechnology and pharmaceuticals, enterprise software, entertainment, federal government, financial services, oil and gas exploration and semiconductor design. We intend to strengthen our presence in these markets, capitalize on opportunities in new vertical markets and expand internationally. We believe that scale out computing technologies are likely to be used in other computing applications, such as general purpose server consolidation, database computing and online transaction processing. Our revenues to date have been generated primarily through our direct sales force and, to a lesser extent, through indirect channels. In addition to augmenting our current sales team, our plan for growing sales includes expanding distribution channels, such as value added resellers, systems integrators, and independent software vendors. We also plan to examine the potential of working with large-scale OEMs domestically and internationally.

Leverage our supply chain and operations to establish and maintain an industry leading cost structure.    We consider our low cost structure to be a key competitive advantage. Our efficient supply chain allows us to build systems to order that are customer-specific and contain all necessary features, while minimizing costs. We make extensive use of outsourcing to obtain services that we do not consider core to our competitiveness and to maintain a flexible manufacturing cost structure. We also manage our business based on operating cost targets that are consistent with our available gross margins. We believe that a highly disciplined approach to cost control is critical to success in our industry.

Customers

We have sold our products to more than 100 customers, including companies with large Internet businesses, such as Microsoft and Yahoo!, and companies in vertical markets such as semiconductor design, enterprise software, federal government, entertainment, financial services, oil and gas and biotechnology and pharmaceuticals. Because we generally sell to customers with large-scale datacenter deployments who may procure servers hundreds or thousands of systems at a time, a single customer in any given quarter can account for a large portion of our sales. However, because our revenue has largely been generated in connection with these customers’ decisions to deploy large-scale server and storage farms, their capacity requirements can become fulfilled, whether temporarily or otherwise, and as a result they could purchase significantly fewer or no products from us in subsequent periods. For the nine months ended September 30, 2004, Microsoft and Yahoo! accounted for approximately 42% and 18% of our revenues, respectively. For 2003, Yahoo! accounted for approximately 40% of our revenues and Inktomi, which is now owned by Yahoo!, accounted for an additional 6% of our revenues. Hewlett-Packard was operating as a contractual intermediary for the sale of our products to Microsoft. Our agreement with Hewlett-Packard expired at the beginning of January 2005, and we expect that we will now sell directly to Microsoft. We refer to sales under the Hewlett-Packard agreement as sales to Microsoft.

The following table represents selected industries into which we sell and customers in which we have large deployments in those industries in the first nine months of 2004:

Selected Vertical Industries	Representative Customers
Internet Businesses	Microsoft, Yahoo!

Semiconductor Design	Magma Mobility Electronics, nVidia

Enterprise Software	Oracle, Polyserve

Federal Government	Lawrence Livermore National Laboratories, Stanford Linear Accelerator Center

Entertainment	Supercomputer Inc., Vinton Studios

Financial Services	Getco, Jane Street Capital

Oil and Gas Exploration	GX Technologies, Screen Imaging Technologies

Biotechnology and Pharmaceuticals	Allpoints Networking, Memorial Sloan Kettering

The following are examples of how our systems are used by our customers to meet their mission critical computing requirements and reduce their cost of ownership:

Snapfish, Inc.    Online photo service Snapfish chose Rackable Systems’ servers to run its photo applications used by its millions of members worldwide. Faced with rapid growth in its customer base, Snapfish needed to upgrade its datacenter infrastructure and increase compute server processing capacity to power data-intensive applications that allow its members to upload, enhance, edit and share hundreds of terabytes of images. Leveraging Rackable Systems’ back-to-back mounted Foundation Series servers, Snapfish deployed a large number of clustered computing systems totaling over a hundred compute servers in a high-density datacenter environment. According to Snapfish, Rackable Systems’ designs have helped streamline the company’s datacenter operations in a number of ways:

•	Rackable Systems rapidly deployed a complete, turnkey server rack fully populated with servers that are easy to service. Snapfish is able to achieve density levels of up to 64 Rackable Systems servers in one cabinet without thermal issues, due to Rackable Systems’ unique half-depth form factor and superior power and heat management. This enables Snapfish to both increase its datacenter density while improving server reliability. Prior to deploying Rackable Systems servers, Snapfish could not fully populate its racks without facing heating and maintenance issues.

•	Rackable Systems enables Snapfish to reduce overall IT administration costs and simplify maintenance by leveraging Rackable Systems’ extensive services and support offerings; and

•	Rackable Systems’ server and rack design significantly reduces deployment time. In the past, it would have taken a single systems administrator days to set up and configure large quantities of servers—but deploying a Rackable Systems rack populated with pre-installed, pre-cabled servers can now be completed within just a few hours. This ease of deployment allows Snapfish to effectively scale computing capacity up as its online business grows.

According to Snapfish, the use of Rackable Systems servers in its datacenter is a key differentiator and critical to its business model, which requires high reliability and availability of its servers to power the company’s many online applications.

Data393.    IT infrastructure, Web hosting and e-business solutions provider Data393 has deployed Rackable Systems’ Direct Current (DC) server solutions to power its hosting business. Data393’s dedicated hosting datacenter was equipped with DC input power for greater efficiency, but the company found that most DC server options could not achieve the required density levels while still achieving necessary thermal management and configuration flexibility.

According to Data393, the company was able to solve this challenge by deploying Rackable Systems’ DC-based Foundation Series servers. Featuring back-to-back mounting and superior thermal management, Rackable Systems’ solution enables Data393 to increase density levels to 80 servers per cabinet, from just 24 servers per cabinet using competitors’ DC solutions. The ability to roll the Rackable Systems cabinet into the datacenter with servers fully racked and pre-cabled significantly reduced deployment time and has given Data393 the flexibility to configure their datacenter environment with an optimized layout in a modular and scalable fashion.

In addition, Data393 required support for open-source drivers in its heterogeneous operating environment—a requirement that most competitive solutions could not accommodate. By leveraging Rackable Systems’ customized, build-to-order approach using industry-standard components, Data393 was able to specify the exact components and drivers required. This level of customization helped reduce deployment time, while the unique server design with I/O in front has improved serviceability and enabled Data393 to reduce ongoing maintenance costs.

Data393 noted that Rackable Systems’ server design and DC power technology have helped create a more reliable datacenter environment to better serve the needs of its growing customer base.

Technology

We have a core technology focus on mechanical chassis and cabinet design to enable higher density, improved thermal management and better serviceability. We also have technologies focused on power management and power distribution, as well as hardware- and firmware-based remote management.

Chassis and Cabinet Design.    We designed the “half-depth” 1U rack-mounted chassis and the mounting of this chassis back to back in a purpose-built cabinet. A “U” is an industry unit of measure equal to approximately 1.75 inches. We hold patents around the use of back-to-back mounting, the resulting air flow patterns and the front-facing I/O placement. We apply this innovation across a range of specific 1U, 2U, and 3U chassis types in our Foundation Series line, as well as with our Scale Out Series line.

•	“Half-depth” chassis. Our line of 1U, 2U and 3U half-depth rack-mount compute and storage servers are approximately half the depth of traditional rack-mount servers. Because we adhere to rack-mount height and width standards, our customers can deploy these servers in most industry standard 19-inch cabinet or two-post “telco rack.” However, when deployed in our purpose-built, proprietary cabinet technology, our customers are able to achieve twice the density of traditional rack-mount solutions because we enable back-to-back mounting. We are able to deploy up to 88 servers in a seven foot tall cabinet. These density levels are reduced if a customer elects to include networking or other equipment in the cabinet. In our cabinet technology, the back-to-back mounting technique creates an enclosed air plenum for heat exhaust, and we evacuate heat through the top of the cabinet, which often enables our customers to direct heat to air return systems in a more organized and efficient fashion. Our chassis and cabinet technology also offers additional benefits versus traditional rack-mount solutions such as elimination of guide rails, the use of front facing I/O and an integrated cable trough to improve cable management and system serviceability, and integrated power-mating brackets to internalize power connections and power cabling.

•	“Full-depth” chassis. We currently offer one full-depth chassis of our own design, specifically our 3U 16-data drive storage server. In the future, we may design additional full-depth chassis variants for use in our Foundation Series compute server line and our storage server line. We also selectively leverage reseller and OEM relationships to provide additional full-depth chassis offerings, generally in situations requiring redundant power supplies and/or a broader range of add-in card or disk drive expansion options than can be accommodated in our half-depth offerings. We can use both half-depth and full-depth chassis in a single cabinet by modifying our cabinet’s brackets and placing the full depth equipment at the bottom of the rack to avoid obstructing the air plenum created by the half-depth equipment.

•	Scale Out Series chassis and cabinet. We recently introduced a new proprietary chassis and cabinet technology designed to increase density levels, improve thermal management and simplify cable management and system serviceability. The Scale Out Series does not adhere to the rack-mount standard, but still enables the use of open-standard components at the motherboard, processor, dynamic random access memory, or DRAM, and disk drive level. We have applied for patent protection for a number of innovations introduced by the Scale Out Series line. Our Scale Out Series line includes the following innovations:

•	Our proprietary chassis form factor is taller than a traditional 1U, allowing us to improve thermal efficiency by increasing air flow and using taller heat dissipation sinks.

•	The Scale Out Series chassis is approximately half the width and half the depth of traditional server form factors. Through side-to-side and back-to-back mounting we are able to achieve density levels of up to 92 servers or 184 processors per cabinet, with an additional 10U of space reserved for networking or other equipment.

•	The Scale Out Series adopts a toolless design such that no screws are required to install or remove a chassis from the cabinet. A flip-down door releases a latch mechanism to enable removal of the server from the cabinet, and all power and network cabling is internally mated to the cabinet structure using specialized proprietary mating technology.

Remote Management.    Our remote management technology is designed to provide an array of out-of-band and in-band remote management features to our customers. Our out-of-band features include reboot/power cycling, stagger-start up, temperature monitoring, flashing of an LED, scripting messages to an optional LCD and changing basic input/output system, or BIOS, settings. In-band remote management features include full serial console access to the operating system and the ability to write messages from within the operating system to the optional LCD. Our remote management solution enables rapid identification and location of failed servers and results in a significant reduction in the need for onsite maintenance technicians. Because our remote management solution includes both in-band and out-of-band features, it can offer significant cost advantages versus alternative remote management solutions that may require both managed power strips and KVM (keyboard, video and mouse) or Ethernet based server remote management solutions.

We provide application programming interfaces to our remote management solution and offer a “shell mode” that enables our customers to create software scripts and integrate our remote management with their datacenter automation software platforms. For example, many of our customers utilize readily-available third-party software, such as grid, cluster and utility computing applications, in conjunction with our compute servers. Our remote management solution is currently based on serial access techniques and is compatible with any industry standard motherboard that supports a serial header and serial BIOS redirection. We are able to support serial console operating system access for Linux, Solaris, FreeBSD and current versions of Windows such as Windows 2003.

Power Management and Distribution.    We employ a range of techniques to minimize power consumption and enable more servers to be deployed per circuit or per power distribution unit, or PDU. We offer a DC-powered option for our Foundation Series and Scale Out Series lines, and have applied for patents associated with our technique to enable AC-DC conversion at the rack level and distribution of DC power inside the rack. Our power management techniques include:

•	DC power option. We offer the ability to deploy DC powered solutions in datacenters that support either AC- or DC-based power, and have applied for patents associated with our techniques to employ DC power. In an AC environment, we offer bulk AC-DC rectification at the top of our cabinet and distribution of DC current within the cabinet. In a DC environment, we can connect directly to DC current feeds. Conducting AC-DC rectification outside of the server significantly reduces the amount of heat inside the server. Bulk AC-DC conversion at the cabinet- or PDU-level can increase power conversion efficiency versus smaller individual power supplies typically housed in the server chassis. Finally, our DC technology allows us to deploy redundancy schemes such as the ability to withstand the loss of an entire AC circuit.

•	Stagger-start time delay. Our remote management solution enables the setting of a power on time delay so that systems attached to a single AC circuit can be set to start up in a staggered fashion as opposed to all at once. This reduces aggregate power draw at system boot time and can enable additional servers to be attached to a power circuit.

•	Matching of power supply to system power draw. Because our servers are built to order, we are able to specify a power supply that is well matched to the actual system power draw, which can improve power supply efficiency.

•	Elimination of unnecessary components. By building servers to order, we are able to exclude components that draw power but are not needed by a particular customer.

Products

Our high-density compute and storage servers offer a broad range of component choices and are typically built-to-order, providing a high degree of flexibility to our customers. We believe we offer a broader range of product configurations than larger global x86 server market competitors. We continually qualify new configurations as new motherboard, processor, DRAM, disk drive and other component technologies become available. Additional information and sample current configurations follow for our Foundation Series, Scale Out Series and Storage Server lines:

Foundation Series Compute Server.    We introduced our Foundation Series compute server line in early 2000. The Foundation Series adheres to rack-mount standards, but increases density levels and improves serviceability when deployed in our proprietary, purpose-built cabinet. We currently offer Foundation Series compute servers for single or dual processor motherboards supporting Intel and AMD 32- and 32/64-bit processors such as the Intel Pentium 4, the Intel Xeon, the Intel Xeon EM64T, or “Nocona,” and the AMD Opteron. We also offer Foundation Series compute servers for two processor motherboards supporting the 64-bit Intel Itanium 2 processor, and for four processor motherboards supporting the 32/64-bit AMD Opteron 800 Series processors. The following table includes illustrative product configurations that are representative of systems we commonly build for our customers. We also customize our systems to meet customer-specific requirements.

Representative configuration options

MODEL	C1000	C2000	C2004	C3001	C3006	C4002
Processor	Intel Pentium 4 (1), Intel Xeon (2), or AMD Opteron (2)	Intel Pentium 4 (1), Intel Xeon (2), or AMD Opteron (2)	Intel Pentium 4 (1), Intel Xeon (2), or AMD Opteron (2)	Intel Pentium 4 (1), Intel Xeon (2), or AMD Opteron (2)	Intel Pentium 4 (1), Intel Xeon (2), or AMD Opteron (2)	AMD Opteron 800 Series (4)

Drive Options	Up to 2 internal IDE, serial ATA, or SCSI drives	Up to 4 internal IDE, serial ATA, or SCSI drives	Up to 4 hot-swap serial ATA, or SCSI bays	One hot-swap serial ATA, or SCSI bay	Up to 6 hot-swap serial ATA, or SCSI bays	Up to 2 hot-swap SATA, or SCSI bays

Expansion Cards	One available PCI, or PCI-X slot	Two available PCI, or PCI-X slots (one low profile)	One available PCI, or PCI-X slot	Up to 5 available PCI, or PCI-X slots. One available AGP slot	Up to 5 available PCI, or PCI-X slots	Four available PCI-X slots (2 at 133MHz and 2 at 66MHz), one PCI slot

Storage Card	2-channel serial	4-channel serial	4-channel serial	Not applicable	6-channel serial	2-channel serial

Support (Optional)	ATA, or U320 SCSI	ATA, or U320 SCSI	ATA, or U320 SCSI		ATA, or U320 SCSI	ATA, or U320 SCSI

Remote Management Card/ LCD (Optional)	Yes	Yes	Yes	Yes	Yes	Yes

Chassis Mount	Half depth back-to-back for double density, or two post front or center mount	Half depth back-to-back for double density, or two post front or center mount	Half depth back-to-back for double density, or two post front or center mount	Half depth back-to-back for double density, or two post front or center mount	Two post front or center mount	Half depth back-to-back for double density, or two post front or center mount

Power Supply	Autoswitching 100-240 VAC, or –48 VDC	Autoswitching 100-240 VAC, or –48 VDC	Autoswitching 100-240 VAC, or –48 VDC	Autoswitching 100-240 VAC, or –48 VDC	Dual-input redundant autoswitching 100-240 VAC	Autoswitching 100-240 VAC, or dual-input redundant autoswitching 100-240 VAC

Profile	1U half-depth chassis	2U half-depth chassis	2U half-depth chassis	3U half-depth chassis	3U half-depth chassis	4U half-depth chassis

Dimensions (HxWxD)	1.75" x 17.6" x 15.5"	3.5" x 17.6" x 14.375"	3.5" x 17.6" x 15.5"	5.25" x 17.6" x 15.5"	5.25" x 17.6" x 15.5"	7" x 17.6" x 15.5"

Scale Out Series Server.    Our Scale Out Series server was introduced in August 2004 and utilizes a proprietary server form factor that is approximately half the width, half the depth and twice the height of a traditional 1U server. We mount the servers back-to-back and side-by-side in our proprietary, purpose-built cabinet. This design offers a number of advantages for large-scale compute server deployments including higher density levels, improved thermal management, enhanced serviceability and internalized cable management. We are able to offer essentially any compute server configuration that is supported in our C1000 series, with the additional benefits and feature sets offered by the Scale Out Series, summarized below.

Features	Description
Density	92 servers per cabinet with 10U of additional 19" rack-mount space for networking equipment

Processor	Supports up to 184 CPUs (92 dual processor systems) at the highest clockspeed from the Intel and AMD CPU lines, including Intel Xeon, AMD Opteron, Intel Xeon EM64T (new 32/64 bit series) and Intel Itanium 2 (Deerfield chipset)

Drive Options	Up to two standard, server-grade 3.5" hard drives or four 2.5" drives

Expansion Cards	One full-height PCI-X expansion slot with roadmap to PCI-E

Remote Management	Total lights-out solution using Rackable Systems’ innovative in-band and out-of-band technology

Chassis	Half-depth, side-to-side and back-to-back mounting; optional 19" rack mount kit enables five vertical chassis per 7U

Thermal Management	Optimal form factor, aspect ratio and patented cooling technology enables processors to run at 100% duty cycle at full clock speed at 95°F ambient temperature

Power	Autoswitching 100-240 volt AC or –48 volt DC ; DC option provides power savings of up to 30%

Components	Non-proprietary, industry-standard; accommodates extended ATX motherboards

Cable Management	Dual Gigabit and dedicated serial remote management to each server via internal cabling

Dimensions (HxWxD)	3.1" x 12.2" x 17.2"

Additional Compute Server Offerings.    To complement our Foundation Series and Scale Out Series compute server lines, we also leverage reseller and OEM relationships to provide additional compute server offerings that our customers may request. For example, we offer a range of server offerings based on designs from Intel’s Enterprise Servers Platform & Services Division, or EPSD. The Intel EPSD server line provides us with an expanded number of full-depth chassis solutions as well as a chassis offering that supports compute server blades. Representative configuration options for the Intel EPSD server line include:

MODEL	EX2-1	EX2-2	EX4	EI2	EI4	EB14
Processor	Two Intel Xeon Processors	Two Intel Xeon Processors	Four Intel Xeon MP Processors	Two Intel Itanium 2 Processors	Four Intel Itanium 2 Processors	Up to 28 Intel Xeon MP Processors on 14 blades, or 28 Xeon MP Processors on seven blades

Base Platform	Intel Server Platform SR1300	Intel Server Platform SR2300	Intel Server Platform SRSH4	Intel Server Platform SR870BH2	Intel Server Platform SR870BN4	Intel Blade Server Chassis SBCE

Maximum RAM	12 GB ECC	12 GB ECC	24 GB ECC	16 GB ECC	32 GB ECC	Up to 4GB or 8GB ECC

Drive Options	Three hot-swap U320 SCSI or 3 IDE	Six hot-swap U320 SCSI	Five hot-swap U320 SCSI	Two hot-swap U320 SCSI	Three hot-swap U320 SCSI	Integrated IDE, optional SCSI storage expansion units

Expansion Cards	Two available PCI-X slots	Six available PCI-X slots	Six available PCI-X slots, two available PCI slots	Three available PCI-X slots	Eight available PCI-X slots	Optional Fibre Channel

Chassis Mount	1U Two-post center mount, or four-post rail mount	2U Two-post center mount, or four-post rail mount	4U Two-post center mount, or four-post rail mount	2U Two-post center mount, or four-post rail mount	4U Two-post center mount, or four-post rail mount	7U Two-post center mount, or four-post rail mount

Power Supply	Autoswitching 100-240 VAC	Hot-swap, redundant autoswitching 100-240 VAC	Hot-swap, redundant autoswitching 100-240 VAC	Hot-swap, redundant autoswitching 100-240 VAC	Hot-swap, redundant autoswitching 100-240 VAC	Hot-swap, redundant autoswitching 100-240 VAC

In addition to platforms that we source from Intel EPSD, we also offer platforms sourced from other OEMs in select situations, including an eight processor Opteron configuration and additional four processor Opteron configurations.

Foundation Series Storage Server.    Our Foundation Series storage server was introduced in 2000. Our storage servers are available in a number of 3U half-depth and full-depth configurations supporting from six to 16 disk drives. Our storage servers are largely based on serial ATA drive technology, but we have also qualified various parallel ATA and SCSI configurations. We intend to track high volume commodity disk drive technology and will likely offer new storage products based on new technologies, such as serial ATA-2 and Serial-Attached SCSI, as they become available. Many of our customers run their own software applications on our storage servers, but we have also qualified specific third-party software applications that we pre-install on our hardware. For example, we currently offer a NAS appliance configuration that is based on NAS software that we have licensed from a third party. We also offer an iSCSI appliance configuration that is based on iSCSI target software that we have licensed from a third party. We are currently in the process of qualifying additional third party storage software layers such as clustered file systems and a software layer that enables the creation and management of scaleable pools of block level storage. We intend to market products in the future that bundle our hardware with these and other third party software solutions.

The following table includes product configurations that are representative of systems that we commonly build for our customers. We also customize our systems to meet customer-specific requirements.

Representative configuration options

MODEL	S3009	S3012	S3116
Processor	Intel Pentium 4 (1), Intel Xeon (2), or AMD Opteron (2)	Intel Pentium 4 (1), Intel Xeon (2), or AMD Opteron (2)	Intel Pentium 4 (1), Intel Xeon (2), or AMD Opteron (2)

Drive Options	Up to 9 hot-swap serial ATA or SCSI bays	Up to 12 hot-swap serial ATA or SCSI bays	Up to 16 hot-swap serial ATA or SCSI bays

Expansion Cards	Up to 5 available PCI, or PCI-X slots	One available PCI, or PCI-X slot	Up to 5 available PCI, or PCI-X slots

Controller Support	8-port or 12-port serial ATA, or two-channel U320 SCSI	12-port serial ATA, or three-channel U320 SCSI	2 x 8-port serial ATA, 16-port serial ATA, or four-channel U320 SCSI

RAID	0, 1, 5 0+1	0, 1, 5 0+1	0, 1, 5 0+1

Remote Management Card/LCD (Optional)	Yes	Yes	Yes

Chassis Mount	Half depth back-to-back for double density, or 2 post front or center mount	Half depth back-to-back for double density, or 2 post front or center mount	Two post center mount, or 4 post rail mount

Power Supply	Autoswitching 100-240 VAC, or –48 VDC (some configurations)	Autoswitching 100-240 VAC, or –48 VDC (some configurations)	1+1, or 2+1 redundant autoswitching 100-240 VAC

Profile	3U half-depth chassis, cabinet, or 2-post mount	3U half-depth chassis, cabinet, or 2-post mount	3U half-depth chassis, cabinet, or 2-post mount

Dimensions (HxWxD)	5.25" x 17.6" x 15.5"	5.25" x 17.6" x 15.5"	5.25" x 17.6" x 27.125"

Service and Support

We offer a range of service and support packages, primarily associated with hardware break-fix support and onsite hardware service. We offer several standard levels of warranty support that vary depending on specific services, response times, coverage hours and duration. In addition to our standard offerings, we also customize our warranty and support agreements to meet the specific needs of customers. In addition, we often contract with third parties to provide support services to our customers, particularly in regions where we have limited customer concentrations and it is more cost-effective for us to do so.

We offer a range of professional services such as onsite cabling assistance and installation of third-party software such as grid, clustering and utility computing applications. We intend to expand the range of professional services that we offer, and we may do so through growing our internal staff or partnering with or acquiring other companies.

While we desire to expand our support and services revenues, we also employ a number of techniques that mitigate the cost associated with deployment and maintenance. Our compute and storage server products are designed to be shipped in a turn-key fashion, pre-racked and pre-cabled in our cabinets. We use specifically designed shipping crates to reduce the potential for shipping damage. While we also ship smaller installations in boxes, the majority of our shipments are delivered in this turn-key fashion. This enables us to minimize the time and effort associated with onsite deployment work.

We also offer “sparing” arrangements which offer the customer a relatively cost-effective means of achieving their break-fix warranty support objectives. Under this program, we provide spare systems and field replaceable spare components such as hard drives, which the customer generally stores onsite in its datacenter. When a system or field replaceable component fails, the customer replaces the failed unit or component with a spare, and returns the failed unit or component to us for repair through our return materials authorization procedure. We then repair or replace the system or component, and ship it back to the customer to replenish its spares pool. Many customers find sparing arrangements simpler and more cost effective than onsite maintenance.

Sales and Marketing

We focus our sales and marketing activity on large enterprises with the need to purchase hundreds of servers per year. We have historically targeted accounts primarily within the United States, and we intend to replicate our current sales and operations model internationally.

Our products are sold primarily through our direct sales team, which allows us to maintain close client contact and feedback throughout the entire sales process. Our sales process begins with leads generated through targeted teleprospecting, tradeshows and referrals, which are then logged, qualified and assigned to an account executive. After an initial lead qualification, our sales executives and sales engineers collect information regarding the customer’s datacenter environment and application requirements. We then collaborate with the customer’s technical point of contact and our own internal technical resources to agree upon a particular system configuration for the customer. For larger customers, we allow evaluation of one or more hardware configurations to enable the customer to conduct their own benchmarking analyses. While we tailor solutions for most customers, there is substantial commonality in underlying components, so we are able to mitigate the impact on our manufacturing and sourcing operations.

In addition to augmenting our current sales team, our long-term plan for growing sales includes expanding distribution channels, such as value added resellers, systems integrators and independent software vendors. We also plan to examine the potential of working with large-scale OEMs both domestically and internationally.

We focus our marketing efforts on increasing brand awareness, communicating product advantages and generating qualified leads for our sales force. We rely on a variety of marketing vehicles, including our website, trade shows, industry research and collaborative relationships with suppliers and technology vendors to gain wider market access.

Product Development

Our engineering staff is responsible for the design, development, quality, documentation and release of our products. Our product development efforts focus on addressing the needs of customers deploying large, scale out computing infrastructure. These needs include density, performance, power efficiency and thermal management. We have developed cooperative working relationships with many of the world’s most advanced technology companies, such as Intel and AMD, to leverage their research and development capabilities. Additionally, we work closely with our customers to develop product innovations and incorporate these into subsequent product design. This cooperative approach allows us to develop products that meet our customers’ needs in a cost-effective manner. We monitor new technology developments, new component availability and the impact of evolving standards through customer and supplier collaboration.

Our total research and development expense was $530,000 for the nine months ended September 30, 2004, $888,000 and $892,000 for the years ended December 31, 2003 and September 30, 2002, respectively, and $165,000 for the three months ended December 31, 2002.

Manufacturing and Operations

Our operational strategy is to provide our customers with built-to-order, high-quality turn-key solutions. Our operations are based on a hybrid manufacturing model that maintains control of key processes, including procurement, product configuration validation, quality assurance and testing, while leveraging the labor resources of our contract manufacturers. As a result, we are able to maintain the flexibility to scale operations as needed while minimizing capital expenditures and fixed operating costs.

Personnel in our Milpitas, California facility manage procurement, validation of product configuration, assembly and testing. In order to control and monitor quality and inventory levels, we use a just-in-time procurement strategy. We have established relationships with key technology vendors and distributors for the supply of our core components and sub-assemblies, including chassis metal fabrication, memory, processors, hard disk drives, printed circuit boards, fans and power supplies. We generally use multiple vendors on commodity products in order to obtain competitive pricing.

As part of our hybrid manufacturing model, we maintain in-house capabilities that we typically use to fulfill urgent orders, smaller orders and prototype system production. Currently, Sanmina-SCI manufactures and assembles the majority of our finished products at their facility in Santa Clara, California. We maintain staff at this facility to ensure that we have adequate control over the manufacturing process and quality control. We currently utilize three other contract manufacturers in order to supplement our manufacturing capacity.

We perform final testing, cabling and packaging onsite at our contract manufacturers’ facilities, as well as in our Milpitas facility. We deliver our cabinet-level products in specially designed shipping crates, and generally ship them fully racked, cabled and tested. This simplifies the delivery and installation process, allowing field delivery staff to roll the cabinets out of the crate and quickly connect them to the datacenter power grid and network environment.

Competition

The market for our products is highly competitive, rapidly evolving and subject to changing technology, customer needs and new product introductions. In the compute server market, we compete primarily with large vendors of x86 servers based in the United States, such as Dell Inc., Hewlett-Packard Company, International Business Machines Corporation and Sun Microsystems, Inc. In addition, we compete with a number of smaller companies, some of which may become significant competitors in the future. In the storage server market, we compete primarily with EMC Corporation, Hewlett-Packard Company, Hitachi Data Systems, Ltd. and Network Appliance, Inc. As we enter international markets, we anticipate facing additional competition from foreign vendors. We currently compete principally on the basis of product features and performance, initial pricing, total cost of ownership, customer service, configurability and manageability. We believe we compete favorably in each of these areas.

Intellectual Property

We rely on a combination of patent, trademark, copyright and trade secret laws and disclosure restrictions to protect our intellectual property rights. We also enter into confidentiality and proprietary rights agreements with our employees, consultants and other third parties and control access to our proprietary information. We have seven patents issued, three utility patent applications and five provisional patent applications pending in the United States. Our most important patent relates to back-to-back positioning, front facing I/O and multi-directional air flow cooling, and expires in December 2020. Our other patents expire between 2017 and 2021. If a claim is asserted that we have infringed the intellectual property of a third party, we may be required to seek licenses to that technology. In addition, we have a non-exclusive license from Mountain View Data to use some of their computer software products in our storage servers product. The term of this non-exclusive license is one year and is automatically renewable for a one year term unless either party provides notice that they do not wish to continue the license. We also have a non-exclusive license from Wasabi Systems to use its iSCSI target software in our storage server products.

The steps we have taken to protect our intellectual property rights may not be adequate. Third parties may infringe or misappropriate our proprietary rights. In order to protect our intellectual property rights, we may need to take legal action against those we believe infringe our rights. For example, in the past we have brought patent infringement suits against Kingstar Computer, Inc. and Einux, Inc., and its partners HPC Systems, Inc. and Micro-Technology Concepts, Inc. Although we were successful in these suits, there is no guarantee that we will be successful in protecting our intellectual property in the future. Competitors may also independently develop technologies that are substantially equivalent or superior to the technologies we employ in our products. If we fail to protect our proprietary rights adequately, our competitors could offer similar services, potentially significantly harming our competitive position and decreasing our revenues.

Employees

As of December 31, 2004, we had 119 full-time employees, consisting of 38 in manufacturing, 30 in service and support, 32 in sales and marketing, 12 in general and administrative functions, and seven in research and development within the organization. We consider our relationships with our employees to be good.

Facilities

We lease 42,340 square feet of space in our headquarters in Milpitas, California under a lease that expires in 2009. We believe that our facility in Milpitas will be adequate for our needs for at least the next several years, and we expect that additional facilities will be available on reasonable terms in other jurisdictions to the extent we determine to add new offices.

Legal Proceedings

We are not a party to any material legal proceeding. From time to time, we may be subject to various claims and legal actions arising in the ordinary course of business.

Industry Data

Industry data, including industry projections, disclosed in this prospectus were obtained from the following IDC reports. IDC is a leading IT market research and advisory firm:

•	Worldwide Blade Server 2004-2008 Forecast and 2003 Vendor Shares, IDC #31044, April 2004;

•	Worldwide Disk Storage Systems 2004-2008 Forecast Update: Midyear Update, IDC #32225, November 2004; and

•	Worldwide and U.S. Server 2004-2008 Forecast Update: 1H04, IDC #32034, November 2004.

We have not independently verified any of this data and do not guarantee the accuracy or completeness of this data. In addition, IDC has not provided any guarantees of the accuracy of its data. The IDC reports we reference were not commissioned by us, and IDC received no compensation from us for their preparation.

MANAGEMENT

Directors and Executive Officers

The following table sets forth certain information with respect to our executive officers and directors, and their ages as of December 31, 2004:

Name	Age	Position(s)
Thomas K. Barton	41	President, Chief Executive Officer and Director
Todd R. Ford	38	Executive Vice President of Operations and Chief Financial Officer
Giovanni Coglitore	36	Co-founder and Chief Technology Officer and Director
Nikolai Gallo	36	Co-founder and Chief Procurement Officer
Jack Randall	36	Co-founder and Vice President of Information Systems
Tom Gallivan	44	Vice President of Worldwide Sales
Nancy Dirgo	45	Vice President of Engineering
William P. Garvey	39	General Counsel, Vice President of Corporate Development, and Secretary
Gary A. Griffiths*	54	Director
Michael J. Maulick*	49	Director
Hagi Schwartz *	43	Director

*	Member of each of the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee.

Thomas K. Barton joined Rackable Systems in December 2002 as our President, Chief Executive Officer and a member of our board of directors. From June 2002 to December 2002, Mr. Barton provided consulting services to us as a consultant at Callero Partners. From September 2000 to May 2002, Mr. Barton was a Venture Partner and Entrepreneur in Residence at Lightspeed Venture Partners. From November 1999 to May 2000, Mr. Barton was Senior Vice President of Client Services at Red Hat, Inc., a software and services company. Mr. Barton joined Red Hat via its acquisition of Cygnus Solutions, a software development tools company. From August 1996 to its acquisition by Red Hat in November 1999, Mr. Barton held many positions at Cygnus Solutions, including interim CEO. Mr. Barton holds an A.B. in History, a B.S. in Industrial Engineering and an M.B.A. from Stanford University.

Todd R. Ford joined Rackable Systems in December 2002 as our Chief Financial Officer and he became our Executive Vice President of Operations in December 2003. From June 2002 to December 2002, Mr. Ford provided consulting services to us as a consultant at Callero Partners. From June 2000 to March 2002, Mr. Ford served as Chief Financial Officer at Noosh, Inc., a print management software company, and served as Director of Finance at Noosh from March 1999 to June 2000. Previously, Mr. Ford worked at Ernst & Young and Arthur Andersen. Mr. Ford holds a B.S. in Accounting from Santa Clara University and is a certified public accountant.

Giovanni Coglitore co-founded Rackable Systems in 1999 and has been our Chief Technology Officer since December 2002 and a member of our board of directors since our formation. From September 1999 to December 2002, Mr. Coglitore served as Chief Executive Officer. From April 1992 to September 1999, Mr. Coglitore served as co-founder and General Partner of International Computer Systems, a server and storage company. Mr. Coglitore holds a B.A. in History from the University of California at Los Angeles.

Nikolai Gallo co-founded Rackable Systems in 1999 and has been our Chief Procurement Officer since December 2002. From September 1999 to December 2002, Mr. Gallo served as our Vice President of Procurement. From April 1992 to September 1999, Mr. Gallo served as co-founder and General Partner of International Computer Systems, a server and storage company. Mr. Gallo holds a B.S. in Finance from the University of California at Berkeley.

Jack Randall co-founded Rackable Systems in 1999 and has been our Vice President of Information Systems since December 2000, at which time he became a full time employee of Rackable Systems. From

December 1998 to December 2000, Mr. Randall was Plant Manager for Sanmina, Inc., a contract manufacturing company. From June 1991 to December 1998, Mr. Randall served as Vice President of Operations for Randcor, Inc., a contract manufacturing company which was acquired by Sanmina. Mr. Randall holds a B.S. in Mathematics from San Jose State University.

Tom Gallivan joined Rackable Systems in September 2004 as our Vice President of Sales. From January 1999 to June 2004, Mr. Gallivan served as General Manager for MAXSTRAT Corporation, a storage systems supplier. Mr. Gallivan holds a B.S. in Business Administration from the University of Southern California.

Nancy Dirgo joined Rackable Systems in September 2004 as our Senior Director of Production Planning and became our Vice President of Engineering in January 2005. From October 2003 to September 2004, Ms. Dirgo served as Chief Operating Officer at Pacific Design Engineering, a consulting company. From December 2002 to October 2003, Ms. Dirgo served as Vice President of Engineering at Inphonic, Inc., a telecommunications company. From March 1999 to November 2002, Ms. Dirgo served as Director of Engineering at Nonstop Solutions, a software company. Ms. Dirgo holds a B.S. in Computer Science from Central Connecticut State University.

William P. Garvey joined Rackable Systems in January 2005 as our General Counsel, Vice President of Corporate Development and Secretary. From September 1997 to December 2004, Mr. Garvey served as General Counsel, Vice President of Corporate Development and Secretary for Actuate Corporation, a publicly traded software company. Mr. Garvey holds a B.S. in Applied Sciences and Engineering from the United States Military Academy and a J.D from Stanford Law School.

Gary A. Griffiths has been a member of our board of directors since November 2004. Since June 1999, Mr. Griffiths has been Chairman, President and Chief Executive Officer at Everdream, Inc., a technology services company. Mr. Griffiths has a B.S. in Aerospace Engineering from the United States Naval Academy and an M.B.A. from George Washington University.

Michael J. Maulick has been a member of our board of directors since November 2004. Since June 2003, Mr. Maulick has been President and Chief Executive Officer at Platform Solutions, Inc., a plug compatible mainframe company. From June 2001 to June 2003, Mr. Maulick was Chairman, President and Chief Executive Officer of Resilience Corp., a technology security company. From April 1998 to June 2001, Mr. Maulick was Chief Executive Officer at Release Now, Inc., a digital rights management company. Mr. Maulick holds a B.S. in Electrical Engineering from Marquette University.

Hagi Schwartz has been a member of our board of directors since August 2004. Since February 2003, Mr. Schwartz has been Chief Financial Officer of HyperRoll, Inc., a provider of high-performance database aggregation and summarization software. From September 2000 to July 2002, Mr. Schwartz was Chief Financial Officer of ATRICA, Inc., a telecommunications company. From October 1999 to May 2000, Mr. Schwartz was Chief Financial Officer at Noosh, Inc., a print management software company. From January 1996 to September 1999, Mr. Schwartz served as Vice President of Finance and Chief Financial Officer of Check Point Software, Inc., a software company. Mr. Schwartz has a B.A. in Economics and Accounting from Bar Ilan University. Mr. Schwartz is a partner in Magnolia Capital Partners LTD, which provides corporate advisory services to its clients in Israel and the United States, and which has entered into a solicitation and referral agreement with one of our underwriters as described in “Underwriting.”

Board Composition

Upon the completion of this offering, we will have an authorized board of directors comprised of five members. Our amended and restated certificate of incorporation provides that the authorized number of directors may be changed only by resolution of the board of directors. We believe we are compliant with the independence criteria for boards of directors under applicable law and regulations, and we will continue to evaluate our compliance with these criteria over time. To the extent we determine necessary, we will seek to appoint additional independent directors. In accordance with the terms of our amended and restated certificate of incorporation and bylaws, each director is elected at each annual meeting to serve until the next annual meeting and until his or her successor is elected and qualified.

Our directors may be removed with or without cause by the affirmative vote of the holders of a majority of our voting stock.

Board Committees

The board of directors has established an audit committee, a compensation committee and a nominating and corporate governance committee. Gary Griffiths, Michael Maulick and Hagi Schwartz are the members of each of these committees. Mr. Schwartz is the chairman of the audit committee, Mr. Maulick is the chairman of the compensation committee and Mr. Griffiths is the chairman of the nominating and corporate governance committee.

Audit Committee

Hagi Schwartz is the chairman of the audit committee and is our audit committee financial expert as currently defined under applicable Securities and Exchange Commission rules. We believe that the composition of our audit committee meets the criteria for independence under, and the functioning of our audit committee complies with, the applicable requirements of, the Sarbanes-Oxley Act of 2002, and The NASDAQ Stock Market and Securities and Exchange Commission rules and regulations. We intend to continue to evaluate the requirements applicable to us and we will comply with future requirements to the extent that they become applicable to us. The functions of the audit committee include:

•	selecting and engaging our independent registered public accounting firm;

•	meeting with our management periodically to consider the adequacy of our internal controls, the objectivity of our financial reporting and our accounting policies and practices;

•	meeting with our independent registered public accounting firm and with internal financial personnel regarding these matters;

•	reviewing our financial statements and reports and discussing the statements and reports with our management, including any significant adjustments, management judgments and estimates, new accounting policies and disagreements with our independent registered public accounting firm; and

•	reviewing our financial plans and reporting recommendations to our full board of directors for approval and to authorize action.

Compensation Committee

Michael Maulick is the chairman of the compensation committee. The functions of our compensation committee include:

•	reviewing and, as it deems appropriate, recommending to our board of directors, policies, practices and procedures relating to the compensation of our directors and executive officers and the establishment and administration of our employee benefit plans;

•	exercising administrative authority under our stock plans and employee benefit plans; and

•	advising and consulting with our officers regarding managerial personnel.

We believe that the composition of our compensation committee meets the criteria for independence under, and the functioning of our compensation committee complies with the applicable requirements of, The NASDAQ Stock Market rules and regulations.

Nominating and Corporate Governance Committee

Gary Griffiths is the chairman of the nominating and corporate governance committee. The functions of our nominating and corporate governance committee include:

•	reviewing and recommending nominees for election as directors;

•	assessing the performance of the board of directors;

•	developing guidelines for the composition of the board of directors; and

•	reviewing and administering our corporate governance guidelines and considering other issues relating to corporate governance.

We believe that the composition of our compensation committee meets the criteria for independence under, and the functioning of our compensation committee complies with the applicable requirements of, The NASDAQ Stock Market rules and regulations.

Compensation Committee Interlocks and Insider Participation

Prior to establishing the compensation committee, our board of directors as a whole made decisions relating to compensation of our executive officers. No current member of our compensation committee has been an officer or employee of ours. No member of our board of directors or our compensation committee serves as a member of the board of directors or compensation committee of any other entity that has one or more executive officers serving as a member of our board of directors or compensation committee.

Director Compensation

We provide cash compensation at a rate of $20,000 per year, payable quarterly, to each non-employee director for his services as a director. We also pay the chairperson of the audit committee a fee of $10,000 per year, and each of the chairmen of the compensation and the nominating and corporate governance committees a fee of $5,000 per year, in each case payable quarterly. In addition, we also reimburse our non-employee directors for all reasonable expenses incurred in attending meetings of the board of directors and its committees.

All employee directors were eligible to participate in our 2002 Stock Option Plan, as more fully described in the section entitled “Equity Compensation and Defined Contribution Plans.” No further grants of stock options will be made under this plan following the completion of this offering.

In January 2005, we adopted our 2005 Non-Employee Directors’ Stock Option Plan to provide for the automatic grant of options to purchase shares of common stock to our non-employee directors who are not our employees or consultants or who can exercise voting power over 10% or more of our common stock. Under our 2005 Non-Employee Directors’ Stock Option Plan:

•	any non-employee director who first becomes a director following this offering will receive an initial option to purchase 17,000 shares of common stock;

•	any non-employee director who first becomes our audit committee chairman following this offering will receive an initial option to purchase 15,000 shares of common stock; and

•	any non-employee director who first becomes our compensation or nominating and corporate governance committee chairman following this offering will receive an initial option to purchase 5,000 shares of common stock.

Prior to this offering, each of Messrs. Griffiths, Maulick and Schwartz received options to purchase 22,000, 22,000 and 32,000 shares our common stock, respectively, under our 2002 Stock Option Plan, and will not receive initial grants under our 2005 Non-Employee Directors’ Stock Option Plan. The grants under our 2002

Stock Option Plan were made in connection with their services as non-employee directors and as the respective committee chairmen, and reflect the same number of shares to which they would have been entitled had they become directors after this offering.

In addition, under our 2005 Non-Employee Directors’ Stock Option Plan, each non-employee director, commencing with our annual meeting of stockholders in 2006, will receive an annual option grant to purchase 4,250 shares of our common stock, each audit committee chairman will receive an annual grant to purchase 3,750 shares of our common stock, and each compensation committee chairman and nominating and corporate governance committee chairman will receive an annual grant to purchase 1,250 shares of our common stock. Annual grants will be reduced proportionally if the person did not serve in that capacity for the full year prior to the annual grant. Please refer to the section entitled “Equity Compensation and Defined Contribution Plans” for a more detailed explanation of the terms of these stock options.

Executive Compensation

The following table shows the compensation awarded or paid to, or earned by, our Chief Executive Officer, our four other most highly compensated executive officers serving in such capacity at December 31, 2004, whose total annual salary and bonus exceeded $100,000 for the year ended December 31, 2004. In addition, the table also includes one additional employee who served as an executive officer during the year ended December 31, 2004 but ceased to be an executive officer at December 31, 2004. We refer to these employees collectively as our “named executive officers.”

Summary Compensation Table

	Annual Compensation	Bonus ($)	Long-Term Compensation Awards	All Other Compensation ($)
Name and Position	Salary ($)		Securities Underlying Options (#)
Thomas K. Barton President and Chief Executive Officer	176,542	100,000	—	548,959	(1)

Todd R. Ford Executive Vice President of Operations and Chief Financial Officer	176,542	100,000	—	301,041	(1)

Giovanni Coglitore Founder and Chief Technology Officer	147,125	50,000	—	—

Nikolai Gallo Founder and Chief Procurement Officer	147,125	25,000	—	—

Jack Randall Founder and Vice President of Information Systems	147,125	—	—	—

George Reitz Vice President of Business Development	148,125	108,478	50,000	18,933	(2)

(1)	Represents deferred compensation payments.
(2)	Represents commissions.

Stock Option Grants in Last Fiscal Year

We have granted and will continue to grant options to our executive officers and employees under our equity compensation plans. The percentage of total options granted to employees in 2004 is based on options to purchase a total of 659,000 shares of our common stock at exercise prices ranging from $1.00 per share to $4.00 per share, for a weighted average exercise price of $3.03 per share, granted to our employees, including a grant to one of our named executive officers. The option granted to George Reitz is an incentive stock option, to the extent permissible under applicable IRS regulations.

Generally, 20% of the shares subject to options initially granted to our employees vest one year from the date of hire and one-sixtieth of the shares subject to the option vest on each monthly anniversary thereafter such that the option is fully vested five years from the date of hire. Options generally expire ten years from the date of grant.

The exercise price per share of each option granted was equal to, or greater than, the fair market value of the underlying common stock as determined by our board of directors on the date of the grant.

The following tables show information regarding options granted to our named executive officers for the fiscal year ended December 31, 2004:

	Option Grants in 2004				Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Terms (1)
	Number of Securities Underlying Options	Percent of Total Options Granted to	Exercise Price Per
Name	Granted (#)	Employees (%)	Share ($)	Expiration Date	5%	10%
Thomas K. Barton	—	—	—	—	—	—
Todd R. Ford	—	—	—	—	—	—
Giovanni Coglitore	—	—	—	—	—	—
Nikolai Gallo	—	—	—	—	—	—
Jack Randall	—	—	—	—	—	—
George Reitz	50,000	7.6%	3.00	April 21, 2014

(1)	Potential realizable values set forth in this column have been calculated based on the term of the option at the time of grant, which is 10 years. The values are based on assumed rates of stock price appreciation of 5% and 10% compounded annually from the date of grant until their expiration date, assuming a fair market value equal to an assumed initial public offering price of $ per share, minus the applicable exercise price. These numbers are calculated based on the requirements of the Securities and Exchange Commission and do not reflect our estimate of future stock price growth. Actual gains, if any, on stock option exercises will depend on the future performance of the common stock and the date on which the options are exercised.

Aggregate Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values

The following table sets forth the number of shares of our common stock subject to exercisable and unexercisable stock options held by each of our named executive officers as of December 31, 2004. Mr. Barton’s and Mr. Ford’s unexercised options listed in the table are exercisable at any time but, if exercised, the options are subject to a lapsing right of repurchase by us until the options are fully vested. Because there was no public market for our common stock as of December 31, 2004, amounts described in the following table under the heading “Value of Unexercised In-the-Money Options at December 31, 2004” are determined by multiplying the number of shares issued or issuable upon exercise of the option by the difference between the assumed initial public offering price of $             per share and the per share option exercise price. None of our named executive officers exercised any option during 2004.

	Number of Securities Underlying Unexercised Options at December 31, 2004 (#)		Value of Unexercised In-the-Money Options at December 31, 2004 ($)
Name	Exercisable	Unexercisable	Exercisable	Unexercisable
Thomas K. Barton (1)	1,250,000	—
Todd R. Ford (1)	1,250,000	—
Giovanni Coglitore	—	—	—	—
Nikolai Gallo	—	—	—	—
Jack Randall	—	—	—	—
George Reitz	19,499	105,501

(1)	These shares vest 20% on the one year anniversary of the vesting commencement date and one sixtieth per month thereafter.

Employment Agreements

Thomas K. Barton

We entered into an employment agreement with Mr. Barton on December 23, 2002 having an initial term of five years. The term may be extended by the mutual agreement of both parties. The agreement provides for an initial annual base salary of $180,000, which is subject to increase at least once every 12 months upon review by our board of directors, as well as other customary benefits and terms. In addition, Mr. Barton is entitled to receive an annual bonus of up to $60,000, if he meets targets established by our board of directors. Pursuant to the terms of the agreement, Mr. Barton received a stock option to purchase 750,000 shares of our common stock at an exercise price of $0.476 per share and a stock option to purchase 500,000 shares of our common stock at an exercise price of $1.429 per share. Both options vest as to 20% of the shares underlying the option on December 23, 2003 and then in equal monthly installments over the next four years thereafter.

If Mr. Barton’s employment is terminated for any reason, all or a portion of the option shares, whether exercised or unexercised, are subject to repurchase by the company if Mr. Barton violates the non-solicitation or confidentiality provisions of the agreement, for a period of two years following Mr. Barton’s date of termination.

In the event that we terminate Mr. Barton’s employment without cause or if he terminates his employment for good reason, Mr. Barton is entitled to receive severance equal to six months of salary and six months of continued medical benefits. If Mr. Barton’s employment is terminated for any other reason, payment of his base salary will cease on his termination date.

We also entered into a deferred compensation agreement with Mr. Barton in December 2002 in consideration for the services provided by Mr. Barton in connection with the Rackable Purchase. In September 2004, we amended this agreement and paid the deferred compensation in the amount of $548,959, which is the amount that was originally payable upon the occurrence of the filing of the registration statement, of which this prospectus forms a part, if it had been filed between December 23, 2004, and December 22, 2005. If the amendment had not occurred, the payment would have been $532,813 upon the filing of the registration statement prior to December 23, 2004. No further obligations remain under the terms of this agreement.

Todd R. Ford

We entered into an employment agreement with Mr. Ford on December 23, 2002 having an initial term of five years. The term may be extended by the mutual agreement of both parties. The agreement provides for an initial annual base salary of $180,000, which is subject to increase at least once every 12 months upon review by our board of directors, as well as other customary benefits and terms. In addition, Mr. Ford is entitled to receive an annual bonus of up to $60,000, if he meets targets established by our board of directors. Pursuant to the terms of the agreement, Mr. Ford received a stock option to purchase 750,000 shares of our common stock at an exercise price of $0.476 per share and a stock option to purchase 500,000 shares of our common stock at an exercise price of $1.429 per share. Both options vest as to 20% of the shares underlying the option on December 23, 2003 and then in equal monthly installments over the next four years thereafter.

If Mr. Ford’s employment is terminated for any reason, all or a portion of the option shares, whether exercised or unexercised, are subject to repurchase by the company if Mr. Ford violates the non-solicitation or confidentiality provisions of the agreement, for a period of two years following Mr. Ford’s date of termination.

In the event that we terminate Mr. Ford’s employment without cause or if he terminates his employment for good reason, Mr. Ford is entitled to receive severance equal to six months of salary and six months of continued medical benefits. If Mr. Ford’s employment is terminated for any other reason, payment of his base salary will cease on his termination date.

We also entered into a deferred compensation agreement with Mr. Ford in December 2002 in consideration for the services provided by Mr. Ford in connection with the Rackable Purchase. In September 2004, we amended this agreement and paid the deferred compensation in the amount of $301,041, which is the amount that was originally payable upon the occurrence of the filing of the registration statement, of which this prospectus forms a part, if it had been filed between December 23, 2004, and December 22, 2005. If the amendment had not occurred, the payment would have been $292,187 upon the filing of the registration statement prior to December 23, 2004. No further obligations remain under the terms of this agreement.

Giovanni Coglitore

We entered into an employment agreement with Mr. Coglitore on December 23, 2002 having an initial term of five years. The term may be extended by the mutual agreement of both parties. The agreement provides for an initial annual base salary of $150,000, which is subject to increase at least once every 12 months upon review by our board of directors, as well as other customary benefits and terms. In addition, we are required to keep our medical insurance policy in place unless we are able to obtain other medical insurance that provides substantially similar coverage.

In the event that we terminate Mr. Coglitore’s employment without cause or if he terminates his employment for good reason, Mr. Coglitore is entitled to receive severance equal to three months of salary and continued medical benefits for six months. If Mr. Coglitore’s employment is terminated for any other reason, he is entitled to receive continued medical benefits for six months.

Nikolai Gallo

We entered into an employment agreement with Mr. Gallo on December 23, 2002 having an initial term of five years. The term may be extended by the mutual agreement of both parties. The agreement provides for an initial annual base salary of $150,000, which is subject to increase at least once every 12 months upon review by our board of directors, as well as other customary benefits and terms.

In the event that we terminate Mr. Gallo’s employment without cause or if he terminates his employment for good reason, Mr. Gallo is entitled to receive severance equal to three months of salary and continued medical benefits for six months. If Mr. Gallo’s employment is terminated for any other reason, he is entitled to receive continued medical benefits for six months.

Jack Randall

We entered into an employment agreement with Mr. Randall on December 23, 2002 having an initial term of five years. The term may be extended by the mutual agreement of both parties. The agreement provides for an initial annual base salary of $150,000, which is subject to increase at least once every 12 months upon review by our board of directors, as well as other customary benefits and terms.

In the event that we terminate Mr. Randall’s employment without cause or if he terminates his employment for good reason, Mr. Randall is entitled to receive severance equal to three months of salary and continued medical benefits for six months. If Mr. Randall’s employment is terminated for any other reason, he is entitled to receive continued medical benefits for six months.

Change in Control Arrangements

A change of control is defined as a sale of all or substantially all of the assets of Rackable Systems or the transfer of outstanding equity securities of Rackable Systems such that after giving effect to such transfer, such acquiring party would own the right to elect a majority of the members of our board of directors. Mr. Barton’s and Mr. Ford’s outstanding unvested options shall immediately vest and become exercisable in full upon a change of control of Rackable Systems.

Except as otherwise described above, all options to purchase common stock issued to our named executive officers may be subject to accelerated vesting upon a change of control as described in the “Equity Compensation and Defined Contribution Plans” section below.

Equity Compensation and Defined Contribution Plans

2002 Stock Option Plan

Share Reserve.    An aggregate of 3,760,000 shares of common stock has been reserved for issuance under the 2002 Stock Option Plan, or 2002 plan. As of December 31, 2004, options covering 3,679,500 shares of common stock were outstanding under the 2002 plan and 78,300 shares of common stock were available for future grant. Effective on the first day that our common stock is publicly traded, no further grants will be made from the 2002 plan. Options granted under the 2002 plan will continue to be subject to the terms and conditions as set forth in the agreements evidencing such options and the terms of the plan.

Stock Options.    The 2002 plan provides for the grant of incentive stock options, as defined under Section 422 of the Internal Revenue Code, and nonstatutory stock options. The exercise price of incentive stock options may not be less than 100% of the fair market value of the common stock on the date of grant. The exercise price of nonstatutory options may not be less than 85% of the fair market value of the common stock on the date of grant.

In general, the term of stock options granted under the 2002 plan may not exceed ten years. Unless the terms of an optionee’s stock option agreement provide otherwise, if an optionee’s service relationship with us ceases for any reason other than cause, disability, or death, the optionee may exercise the vested portion of any options for at least 30 days after the date of such termination. If an optionee’s service relationship with us terminates by reason of death or disability, the optionee or a personal representative may exercise the vested portion of any options for six months after the date of such termination. If an optionee’s service relationship with us terminates for cause, the option expires immediately.

Sale of the Company.    In the event we are acquired by asset sale, or a person acquires the right to elect at least a majority of our board of directors in connection with a merger transaction, outstanding options under the 2002 plan will terminate if not exercised prior to that time. The plan administrator may accelerate the vesting of any outstanding options held by individuals who remain employed by us at the time of such asset sale or merger.

2005 Equity Incentive Plan

Our board of directors adopted the 2005 Equity Incentive Plan, or 2005 incentive plan, in January 2005, and we expect our stockholders to approve the 2005 incentive plan prior to the closing of this offering. The 2005 incentive plan will be the successor equity incentive program to the 2002 plan. The 2005 incentive plan will become effective immediately upon the first day that our common stock is publicly traded.

The 2005 incentive plan will terminate on January 11, 2015, unless sooner terminated by the board of directors. The 2005 incentive plan provides for the grant of incentive stock options, nonstatutory stock options, stock purchase awards, stock bonus awards, stock appreciation rights, stock unit awards and other forms of equity compensation (collectively, “stock awards”), which may be granted to employees, including officers, non-employee directors, and consultants.

Share Reserve.    The aggregate number of shares of common stock that may be initially issued pursuant to stock awards under the 2005 incentive plan is 2,326,936 shares. This share reserve shall be increased from time to time by the number of shares subject to options that expire or terminate for any reason prior to exercise under the 2002 plan. In addition, the number of shares of common stock reserved for issuance will automatically increase on the first anniversary of this offering, and on January 1st of each year thereafter until and including January 1, 2015, by the lesser of:

•	4% of the total number of shares of common stock outstanding on the date immediately preceding the date of increase;

•	the greatest number of shares of common stock that could be added to the 2005 incentive plan as of that date without causing the number of shares not already subject to outstanding stock awards under the 2005 incentive plan as of that date to exceed 7% of the fully diluted number of shares of common stock on the day prior to the determination, which fully diluted number includes all shares available for issuance under all of our equity compensation plans, whether or not subject to stock awards; and

•	such smaller number as may be determined by our board of directors prior to that date.

Of this aggregate number, no more than 19,500,000 shares of common stock may be issued pursuant to the exercise of incentive stock options under the 2005 incentive plan.

The following types of shares issued under the 2005 incentive plan may again become available for the grant of new awards under the 2005 incentive plan: (1) shares that are forfeited to or repurchased by us prior to becoming fully vested; (2) shares withheld to satisfy income and employment withholding taxes; (3) shares used to pay the exercise price of an option in a net exercise arrangement; and (4) shares tendered to us to pay the exercise price of an option. In addition, if a stock award granted under the 2005 incentive plan expires or otherwise terminates without being exercised in full, the shares of common stock not acquired pursuant to the award again become available for subsequent issuance under the 2005 incentive plan. Shares issued under the 2005 incentive plan may be previously unissued shares or reacquired shares bought on the market or otherwise.

Administration.    Our board of directors has delegated its authority to administer the 2005 incentive plan to our compensation committee. Subject to the terms of the 2005 incentive plan, our board of directors or an authorized committee, referred to as the plan administrator, determines recipients, grant dates, the numbers and types of equity awards to be granted, and the terms and conditions of the equity awards, including the period of their exercisability and vesting. Subject to the limitations set forth below, the plan administrator will also determine the exercise price of options granted, the purchase price under stock purchase awards and, if applicable, stock units and the strike price for stock appreciation rights.

The plan administrator has the authority to:

•	reduce the exercise price of any outstanding option;

•	cancel any outstanding option and to grant in exchange one or more of the following:

•	new options covering the same or a different number of shares of common stock,

•	new stock awards,

•	cash,

•	other valuable consideration; or

•	engage in any action that is treated as a repricing under generally accepted accounting principles.

Limitations on Stock Awards During the First Two Years of the Plan.    During the first two years of the 2005 incentive plan, the following limitations apply:

•	no repricings shall occur;

•	at least 75% of the number of shares issuable pursuant to stock awards granted must be pursuant to stock options;

•	vesting of stock awards must be at a rate no quicker than 1/48 per month from date of grant, or date of employment in the case of newly-hired employees, and the first 12 installments of vesting for newly-hired employees must be delayed to the end of the first 12-month period—this minimum vesting restriction does not apply to stock options covering up to 50,000 shares granted to consultants;

•	no stock award can be amended to cause vesting to accelerate quicker than the level described as set forth immediately above;

•	any stock awards with an early exercise provision must have a repurchase right in favor of our company;

•	no vesting of any stock awards shall occur following termination of continuous service to us;

•	no stock award can have a purchase or exercise price, as the case may be, less than the fair market value of the common stock on the date of grant; and

•	no stock award may permit accelerated vesting in the event of a change in control during the first two years of the 2005 incentive plan.

Stock Options.    Incentive and nonstatutory stock options are granted pursuant to incentive and nonstatutory stock option agreements. The plan administrator determines the exercise price for a stock option, within the terms and conditions of the 2005 incentive plan and applicable law, provided that the exercise price of a stock option cannot be less than 100% of the fair market value of our common stock on the date of grant. Options granted under the 2005 incentive plan vest at the rate specified by the plan administrator.

Generally, the plan administrator determines the term of stock options granted under the 2005 incentive plan, up to a term of ten years (except in the case of certain incentive stock options, as described below). Unless the terms of an optionee’s stock option agreement provide otherwise, if an optionee’s service relationship with us, or any of our affiliates, ceases due to disability or death (or an optionee dies within a certain period following termination of service) or upon a change in control, the optionee, or his or her beneficiary, may exercise any vested options for a period of 12 months in the event of disability, or 12 months in the event of death, after the date such service relationship ends or the date of death, as applicable.

If an optionee’s relationship with us, or any of our affiliates, ceases within 12 months following a specified change in control transaction, the optionee may exercise any vested options for a period of 12 months following the effective date of such a transaction. If an optionee’s relationship with us, or any of our affiliates, ceases for any reason other than disability or death, the optionee may exercise any vested options for a period of three months from cessation of service, unless the terms of the stock option agreement provide for earlier or later termination. In no event, however, may an option be exercised beyond the expiration of its term.

Acceptable consideration for the purchase of common stock issued upon the exercise of a stock option will be determined by the plan administrator and may include cash, common stock previously owned by the optionee, a broker-assisted cashless exercise, a net exercise of the option, and other legal consideration approved by the plan administrator.

Generally, an optionee may not transfer a stock option other than by will or the laws of descent and distribution unless the stock option agreement provides otherwise. However, an optionee may designate a beneficiary who may exercise the option following the optionee’s death.

Tax Limitations on Incentive Stock Option Grants.    Incentive stock options may be granted only to our employees. The aggregate fair market value, determined at the time of grant, of shares of our common stock with respect to incentive stock options that are exercisable for the first time by an optionee during any calendar year under all of our stock plans may not exceed $100,000. No incentive stock option may be granted to any person who, at the time of the grant, owns or is deemed to own stock possessing more than 10% of our total combined voting power or that of any of our affiliates unless the following conditions are satisfied: (1) the option exercise price is at least 110% of the fair market value of the stock subject to the option on the date of grant; and (2) the term of the incentive stock option does not exceed five years from the date of grant.

Stock Purchase Awards.    Stock purchase awards are granted pursuant to stock purchase award agreements. The purchase price for stock purchase awards must be at least the par value of our common stock. The purchase price for a stock purchase award may be payable in cash, the recipient’s past services performed for us, or any other form of legal consideration. Shares of common stock acquired under a stock purchase award may, but need not, be subject to a share repurchase option in our favor in accordance with a vesting schedule to be determined by the plan administrator. Rights to acquire shares under a stock purchase award may be transferred only upon such terms and conditions as set by the plan administrator.

Stock Bonus Awards.    Stock bonus awards are granted pursuant to stock bonus award agreements. A stock bonus award may be granted in consideration for the recipient’s past services performed for us or our affiliates. Shares of common stock acquired under a stock bonus award may, but need not, be subject to forfeiture to us in accordance with a vesting schedule to be determined by the plan administrator. Rights to acquire shares under a stock bonus award may be transferred only upon such terms and conditions as set by the plan administrator.

Stock Appreciation Rights.    Stock appreciation rights are granted pursuant to stock appreciation rights agreements. The plan administrator determines the strike price for a stock appreciation right. Upon the exercise of a stock appreciation right, we will pay the participant an amount equal to the product of (1) the difference between the per share fair market value of the common stock on the date of exercise over the exercise price, multiplied by (2) the number of shares of common stock with respect to which the stock appreciation right is exercised. A stock appreciation right granted under the 2005 incentive plan vests at the rate specified in the stock appreciation right agreement as determined by the plan administrator.

The plan administrator determines the term of stock appreciation rights granted under the 2005 incentive plan. If a participant’s service relationship with us, or any of our affiliates, ceases, then the participant, or his or her beneficiary, may exercise any vested stock appreciation right for three months (or such longer or shorter period specified in the stock appreciation right agreement) after the date such service relationship ends. In no event, however, may an option be exercised beyond the expiration of its term.

Stock Unit Awards.    Stock unit awards are granted pursuant to stock unit award agreements. A stock unit award may require the payment of at least the par value of the stock. Payment of any purchase price may be made in any form permitted under applicable law; however, we will settle a payment due to a recipient of a stock unit award by cash or by delivery of shares of common stock, a combination of cash and stock as deemed appropriate by the plan administrator, or in any other form of consideration determined by the plan administrator and set forth in the stock unit award agreement. Additionally, dividend equivalents may be credited in respect to shares covered by a stock unit award. Rights to acquire shares or other payment under a stock unit award agreement may not be transferred other than by will or by the laws of descent and distribution. Except as otherwise provided in the applicable award agreement, stock units that have not vested will be forfeited upon the participant’s termination of continuous service for any reason.

Other Equity Awards.    The plan administrator may grant other awards based in whole or in part by reference to our common stock. The plan administrator will set the number of shares under the award, the purchase price, if any, the timing of exercise and vesting and any repurchase rights associated with such awards. Unless otherwise specifically provided for in the award agreement, such awards may not be transferred other than by will or by the laws of descent and distribution.

Changes to Capital Structure.    In the event that there is a specified type of change in our capital structure, such as a stock split, the number of shares reserved under the 2005 incentive plan and the number of shares and exercise price or strike price, if applicable, of all outstanding stock awards will be appropriately adjusted.

Corporate Transactions.    In the event of certain significant corporate transactions, all outstanding stock awards under the 2005 incentive plan may be assumed, continued or substituted for by any surviving or acquiring entity (or its parent company). If the surviving or acquiring entity (or its parent company) elects not to assume, continue or substitute for such stock awards, then the stock awards will terminate if not exercised prior to the effective date of the corporate transaction. Other stock awards such as stock purchase awards may have their repurchase or forfeiture rights assigned to the surviving or acquiring entity (or its parent company) in the corporate transaction. If the repurchase or forfeiture rights are not assigned, then the stock awards will become fully vested.

Changes in Control.    Subject to the limitations during the first two years as described above, our board of directors has the discretion to provide that a stock award under the 2005 incentive plan will immediately vest as to all or any portion of the shares subject to the stock award (1) immediately upon the occurrence of certain specified change in control transactions, whether or not such stock award is assumed, continued, or substituted by a surviving or acquiring entity in the transaction, or (2) in the event a participant’s service with us or a successor entity is terminated actually or constructively within a designated period following the occurrence of certain specified change in control transactions. Stock awards held by participants under the 2005 incentive plan will not vest on such an accelerated basis unless specifically provided by the participant’s applicable award agreement.

2005 Non-Employee Directors’ Stock Option Plan

Our board of directors adopted our 2005 Non-Employee Directors’ Stock Option Plan, or directors’ plan, in January 2005, and we expect our stockholders to approve the directors’ plan prior to the closing of this offering. The directors’ plan will become effective immediately upon the signing of the underwriting agreement for this offering. The directors’ plan provides for the automatic grant of nonstatutory stock options to purchase shares of common stock to our eligible non-employee directors.

Share Reserve.    The aggregate number of shares of common stock that may be issued pursuant to options granted under the directors’ plan is 100,000 shares. The number of shares of common stock reserved for issuance will automatically increase on January 1st of each year, from 2006 until 2015, by the number of shares of common stock subject to options granted during the preceding calendar year. If any option expires or terminates for any reason, in whole or in part, without having been exercised in full, the shares of common stock not acquired under such option will become available for future issuance under the directors’ plan. As of the date hereof, no shares of common stock have been issued under the directors’ plan.

Administration.    Our board of directors will administer the directors’ plan. The exercise price of the options granted under the directors’ plan will be equal to the fair market value of the common stock on the date of grant. No option granted under the directors’ plan may be exercised after the expiration of ten years from the date it was granted. Options granted under the directors’ plan are generally not transferable other than by will or by the laws of descent and distribution and are exercisable during the life of the optionee only by the optionee. However, an option may be transferred for no consideration upon written consent of the board of directors if (1) at the time of transfer, a Form S-8 registration statement under the Securities Act is available for the issuance of shares upon the exercise of such transferred option, or (2) the transfer is to the optionee’s employer or its affiliate at the time of transfer.

An optionee whose service relationship with us or any of our affiliates, whether as a non-employee director or subsequently as an employee, director or consultant of ours or an affiliate, ceases for any reason, may exercise vested options for the term provided in the option agreement, that term being three months generally, or 12 months in the event of disability, or 18 months in the event of death (or if an optionee dies within the three-month period following termination of service). If an optionee’s service terminates within 12 months following a specified change in control transaction, the optionee may exercise vested options for a period of 12 months following the effective date of such a transaction.

Eligibility.    All of our non-employee directors are eligible to participate in the directors’ plan, except those representing stockholders holding more than 10% of the voting power of all classes of our stock and those who are consultants to us.

Automatic Grants.    Pursuant to the terms of the directors’ plan, any individual who first becomes an eligible director after this offering will automatically be granted an initial grant to purchase 17,000 shares of common stock upon election or appointment to the board of directors. The initial grant vests ratably monthly over four years. Any person who is an eligible non-employee director on the date of an annual meeting of our stockholders, commencing with the annual meeting in 2006, will automatically be granted an option to purchase 4,250 shares of common stock on such date; provided, however, that if an individual has not served as a non-employee director for the entire period since the prior annual meeting, the number of shares subject to the non- employee director’s annual grant will be reduced pro rata for each quarter during which such person did not serve as an eligible director. The annual grant vests as to one-twelfth of the shares over the 12 months beginning on the third anniversary of the date of grant.

Pursuant to the terms of the directors’ plan, any individual who first becomes a committee chairman after this offering will automatically be granted an initial grant to purchase 15,000 shares of common stock upon election or appointment as the audit committee chairman, or 5,000 shares as the compensation committee chairman or nominating and corporate governance committee chairman. The initial grant vests ratably monthly over four years. Any person who is a committee chairman on the date of an annual meeting of our stockholders, commencing with the annual meeting in 2006, will automatically be granted an option to purchase 3,750 shares of common stock if the audit committee chairman, or 1,250 shares if the compensation committee chairman or nominating and corporate governance committee chairman; provided, however, that if an individual has not served as the chairman for the entire period since the prior annual meeting, the number of shares subject to the chairman’s annual grant will be reduced pro rata for each quarter during which such person did not serve as an eligible director. The annual grant vests as to one-twelfth of the shares over the 12 months beginning on the third anniversary of the date of grant.

Changes to Capital Structure.    In the event that there is a specified type of change in our capital structure, such as a stock split, the number of shares reserved under the directors’ plan and the number of shares and exercise price of all outstanding nonstatutory stock options will be appropriately adjusted.

Corporate Transactions.    In the event of certain significant corporate transactions, all outstanding options under the directors’ plan may be assumed, continued or substituted for by any surviving or acquiring entity (or its parent company). If the surviving or acquiring entity (or its parent company) elects not to assume, continue or substitute for such options, then (1) with respect to any such options that are held by optionees then performing services for us or our affiliates, the vesting and exercisability of such options will be accelerated in full and such options will be terminated if not exercised prior to the effective date of the corporate transaction, and (2) all other outstanding options will terminate if not exercised prior to the effective date of the corporate transaction.

Change in Control.    Options held by non-employee directors whose service with us or a successor entity has not terminated prior to a change in control transaction will accelerate in full upon such change of control transaction.

2005 Employee Stock Purchase Plan

Our board of directors adopted our 2005 Employee Stock Purchase Plan, or purchase plan, in January 2005, and we expect our stockholders to approve the purchase plan prior to the closing of this offering. The purchase plan will become effective immediately upon the signing of the underwriting agreement for this offering.

Share Reserve.    The purchase plan authorizes the issuance of 600,000 shares of common stock pursuant to purchase rights granted to our employees or to employees of any of our designated affiliates. The number of shares of common stock reserved for issuance will automatically increase on January 1st of each year, from 2006 until 2015, by the lesser of:

•	1% of the total number of shares of common stock outstanding on the date immediately preceding the date of increase;

•	600,000 shares;

•	the greatest number of shares of common stock that could be added to the purchase plan as of such date without causing the number of shares that may be sold under the purchase plan as of that date to exceed 3% of the number of shares of common stock outstanding on December 31st of the preceding calendar year; and

•	such smaller number as may be determined by our board of directors prior to that date.

The purchase plan is intended to qualify as an “employee stock purchase plan” within the meaning of Section 423 of the Internal Revenue Code. As of the date hereof, no shares of common stock have been purchased under the purchase plan.

Administration.    Our board of directors has delegated its authority to administer the purchase plan to our compensation committee. The purchase plan provides a means by which employees may purchase our common stock. The purchase plan is implemented by offerings of rights to eligible employees. Under the purchase plan, we may specify offerings with a duration of not more than 27 months, and may specify shorter purchase periods within each offering. Each offering will have one or more purchase dates on which shares of common stock will be purchased for employees participating in the offering. If we specify in the applicable offering documents, an offering may be cancelled under certain circumstances, including adverse changes in accounting rules.

Payroll Deductions.    Generally, all regular employees, including executive officers, employed by us or by any of our affiliates may participate in the purchase plan and may contribute, normally through payroll deductions, up to 15% of their earnings for the purchase of common stock under the purchase plan. Unless otherwise determined by the board of directors, common stock will be purchased for accounts of employees participating in the purchase plan at a price per share equal to the lower of: (1) 85% of the fair market value of a share of our common stock on the first date of an offering, or (2) 85% of the fair market value of a share of our common stock on the date of purchase.

Reset Feature.    If the fair market value of a share of our common stock on any purchase date within a particular offering period is less than the fair market value on the start date of that offering period, then the employees in that offering period will automatically be transferred and enrolled in a new offering period which will begin on the next day following such a purchase date.

Limitations.    Employees may have to satisfy one or more of the following service requirements before he or she may participate in the plan, as determined by our board of directors: (1) customarily employed for more than 20 hours per week, (2) customarily employed for more than five months per calendar year, or (3) continuous employment with us or one of our affiliates for a period of time not to exceed two years. Eligible employees may be granted purchase rights only if the purchase rights, together with any other purchase rights granted under the purchase plan, do not permit such employee’s rights to purchase our stock to accrue at a rate that exceeds $25,000 of the fair market value of such stock for each calendar year in which such purchase rights are outstanding. No employee will be eligible for the grant of any purchase rights under the purchase plan if immediately after such rights are granted, such employee has voting power over 5% or more of our outstanding capital stock measured by vote or value.

Changes to Capital Structure.    In the event that there is a specified type of change in our capital structure, such as a stock split, the number of shares reserved under the purchase plan and the number of shares and purchase price of all outstanding purchase rights will be appropriately adjusted.

Corporate Transactions.    In the event of certain significant corporate transactions, any then-outstanding rights to purchase our stock under the purchase plan will be assumed, continued or substituted for by any surviving or acquiring entity (or its parent company). If the surviving or acquiring entity (or its parent company) elects not to assume, continue or substitute for such purchase rights, then the participants’ accumulated contributions will be used to purchase shares of our common stock within ten business days prior to such corporate transaction, and such purchase rights will terminate immediately thereafter.

Defined Contribution Plan

We sponsor a retirement and deferred savings plan for our eligible employees. The retirement and deferred savings plan is intended to qualify as a tax-qualified plan under Section 401 of the Code. The retirement and deferred savings plan provides that each participant may contribute up to 90% of his or her pre-tax compensation, up to a statutory limit, which was $13,000 in calendar year 2004. Under the plan, each employee is fully vested in his or her deferred salary contributions. Employee contributions are held in trust and invested in accordance with the terms of the plan. The retirement and deferred savings plan also permits us to make discretionary contributions and matching contributions, subject to established limits and a vesting schedule. To date, we have not made any discretionary contributions to the retirement and deferred savings plan on behalf of participating employees.

Limitations on Directors’ Liability and Indemnification Agreements

Our amended and restated certificate of incorporation limits the liability of current and former directors to the maximum extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except liability for any of the following acts:

•	any breach of their duty of loyalty to the corporation or its stockholders;

•	acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions; or

•	any transaction from which the director derived an improper personal benefit.

Such limitation of liability does not apply to liabilities arising under federal securities laws and does not affect the availability of equitable remedies such as injunctive relief or rescission.

As permitted by Delaware law, our bylaws also provide that we will indemnify our current and former directors, officers, employees and other agents to the fullest extent permitted by law. We believe that indemnification under our bylaws covers at least negligence and gross negligence on the part of indemnified parties. Our bylaws also permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in connection with their services to us, regardless of whether our bylaws permit such indemnification. We have obtained such insurance.

We have entered into separate indemnification agreements with each of our executive officers and our current and former directors, in addition to the indemnification provided for in our bylaws. These agreements, among other things, will provide that we indemnify our current and former directors and executive officers for any and all expenses, including attorneys’ fees, judgments, witness fees, damages, fines and settlement amounts incurred by a director or executive officer in any action or proceeding arising out of their services as one of our directors or executive officers, or any of our subsidiaries or any other company or enterprise to which the person provides services at our request. We believe that these provisions and agreements are necessary to attract and retain qualified persons as directors and executive officers. There is no pending litigation or proceeding involving any of our directors or executive officers as to which indemnification is required or permitted, and we are not aware of any threatened litigation or proceeding that may result in a claim for indemnification.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

The following is a description of transactions since December 31, 2001 to which we have been a party, in which the amount involved in the transaction exceeds $60,000, and in which any of our directors, executive officers or holders of more than 5% of our capital stock had or will have a direct or indirect material interest.

Asset Purchase Agreement and Common Stock Issuances

On December 23, 2002, we entered into an asset acquisition agreement effecting the Rackable Purchase in exchange for $12.0 million in cash, 7,175,004 shares of our common stock and an agreement to issue one or more warrants if specified events occur. The warrants are further described below under “Warrant Agreement.” Giovanni Coglitore, Nikolai Gallo and Jack Randall, current executive officers of our company, each held 32% of the outstanding stock of GNJ, Inc. prior to its dissolution.

Rackable Investment LLC

Rackable Investment LLC currently owns all of our shares of preferred stock and is a holder of more than 5% of our voting securities. Parthenon Investors II, L.P., a beneficial holder of more than 5% of our voting securities, Thomas K. Barton, our chief executive officer, and Todd R. Ford, our chief financial officer, all hold units in Rackable Investment LLC.

Preferred Stock Issuances

In December 2002 and February 2003, we sold an aggregate of 21,000,000 shares of our Series A preferred stock at a price of $1.00 per share, in a private financing.

The investors in these financings included the following executive officers, directors, and holders of more than 5% of our securities who, or the affiliates of whom, invested in excess of $60,000:

Investors	Series A Preferred Stock(1)	Purchase Price
Directors and Executive Officers
Thomas K. Barton (2)	616,667	$616,667
Todd R. Ford (2)	283,333	$283,333

5% Stockholders
Rackable Investment LLC (3)	21,000,000	$21,000,000
Entities affiliated with Parthenon Capital (4)	18,044,994	$18,044,994

(1)	Rackable Investments LLC intends to convert all of the shares of Series A preferred stock shortly prior to the closing of this offering, and to distribute the resulting shares to its members. Each share of Series A preferred stock converts to one share of Series B preferred stock, which at the closing of this offering will be redeemed for approximately $1.25 in cash, and 0.7 shares of common stock.
(2)	In December 2002, Mr. Barton and Mr. Ford contributed 516,667 and 283,333 shares of our preferred stock, respectively, to Rackable Investment LLC in exchange for units of Rackable Investment LLC. Mr. Barton and Mr. Ford do not hold any shares of our preferred stock directly.
(3)	Entities affiliated with Parthenon Capital own 902,250 units in Rackable Investment LLC, Mr. Barton owns 30,833 units in Rackable Investment LLC and Mr. Ford owns 14,167 units in Rackable Investment LLC.
(4)	Consists of 17,624,860 shares held by Parthenon Investors II, L.P., 149,459 shares held by PCIP Investors and 270,675 shares held by J&R Founders’ Fund, L.P., in each case indirectly as members of Rackable Investment LLC.

In September 2004, Rackable Investment LLC voluntarily converted 1,680,000 shares of our Series A preferred stock into 1,680,000 shares of our Series B preferred stock and 1,176,000 shares of our common stock in accordance with the terms of the Series A preferred stock. In October 2004, we repurchased the 1,680,000 shares of Series B preferred stock for $1.25 per share, the price we would have been obligated to redeem these shares if the closing of this offering occurred prior to March 2005, after which such amount would have been greater. This repurchase enabled Rackable Investment LLC to make a distribution to Messrs. Barton and Ford to assist those officers in paying tax withholding payments to us in connection with the termination of their deferred compensation arrangements with us as described in “Management—Employment Agreements.”

Additionally, we have entered into the following agreements with the following executive officers, directors and holders of more than 5% of our voting securities:

Warrant Agreement

In connection with the Rackable Purchase, we entered into a warrant agreement in December 2002 under which we have agreed to issue one or more warrants to GNJ, Inc. to purchase shares of our common stock at the closing of this offering if specified targets are met. Giovanni Coglitore, Nikolai Gallo and Jack Randall, each of whom is one of our executive officers, each holds 32% of the outstanding stock of GNJ, Inc. In December 2004, we repurchased this warrant issuance obligation by entering into a promissory note arrangement with each of the former stockholders of Predecessor (of which approximately 96% was allocated, collectively, to Messrs. Coglitore, Gallo and Randall) for an aggregate principal amount of $3,000,000. These promissory notes will become due and payable with respect to $1.5 million of the principal of these promissory notes on the closing of this offering, and the remainder will become due and payable upon the earlier to occur of a second public offering or 18 months after the closing of this offering.

Stockholders Voting Agreement

We entered into a stockholders voting agreement in December 2002 which provides for voting rights relating to, among other things, the election of directors. This agreement will terminate upon the closing of this offering.

Registration Agreement

The preferred stockholders described above and we have entered into an agreement and an amendment to such agreement pursuant to which these and other preferred stockholders and other common stockholders will have registration rights with respect to their shares of common stock following this offering. For a further description of this agreement, see “Description of Capital Stock—Registration Rights.”

Employment Agreements

We have entered into employment agreements with our executive officers. For more information regarding these agreements, see “Management—Employment Agreements.”

Indebtedness of Management

In December 2002, we received secured promissory notes in the amount of $516,667 and $283,333 from Mr. Barton, our chief executive officer, and Mr. Ford, our chief financial officer, respectively. The purpose of the promissory notes was to assist these officers in purchasing shares of our preferred stock. The principal amounts, plus interest of 3.31% per year, were due and payable upon the initial filing of the registration statement of which this prospectus forms a part. Mr. Barton and Mr. Ford paid these amounts in full in advance of their due dates, in the amounts of $546,922 and $299,924, respectively, in September 2004.

Also in December 2002, we entered into deferred compensation agreements with Mr. Barton and Mr. Ford in consideration for the services provided by them in connection with our acquisition of substantially all of the assets and liabilities of GNJ, Inc., and amended these agreements and paid out the deferred compensation amounts in September 2004. For a further description of these agreements, see “Management—Employment Agreements.”

Advisory Agreement

In December 2002, we entered into an advisory agreement with Parthenon Capital, LLC., which is an affiliate of Parthenon Investors II, L.P., one of our holders of more than 5% of our voting securities. Under this agreement, we paid $210,000 per year in quarterly installments for advisory services provided to us by Parthenon Capital, LLC, including support of management, board and committee participation, advice with respect to development and implementation of strategies, evaluation of acquisition opportunities, evaluation of corporate initiatives and assistance in obtaining financing. In addition, under this agreement we paid a closing fee of $210,000 in connection with our preferred stock financing and agreed to pay an additional 1% fee for any future funding of our company in which Parthenon Capital, LLC or its affiliates participate. In September 2004, we amended this agreement to provide for its immediate termination, for a one-time payment of $630,000. Under the terms of this agreement prior to amendment, the original term would have expired in December 2007, but the agreement would have been automatically extended for an additional five years unless terminated by mutual written consent of the parties. Under this advisory agreement, as amended, we will continue to indemnify Parthenon Capital, LLC and its affiliates from all claims arising from the services provided under agreement except for claims resulting from bad faith or willful misconduct, and will continue to pay the reasonable fees of Parthenon Capital, LLC for advisory services rendered to us.

Founders Repurchase and Rights Agreement

In December 2002, we entered into a repurchase and rights agreement with Rackable Investment LLC and our founders which provides us with repurchase rights on the common stock held by our founders, among other things. The repurchase rights terminate upon the closing of this offering.

Stock Repurchases

In February 2005, we entered into stock repurchase agreements where we purchased from each of our founders 408,041 shares of our common stock at a purchase price of $4.90 per share, for an aggregate purchase price of $6.0 million.

Agreement Related to Series A Preferred Stock Redemption

In February 2005, we entered into an agreement with Rackable Investment LLC, under which Rackable Investment LLC gave up its right to take cash in lieu of common stock upon redemption of the Series A preferred stock held by it. In consideration for this, we agreed not to take a number of corporate actions without their consent, including establishing a number of terms of and consummating this offering, and to amend the registration rights agreement to provide Rackable Investment LLC and other entities designated as holders of “registrable securities” with additional registration rights in the event of another offering, and to amend the voting agreement with Rackable Investment LLC to clarify the provisions of that agreement.

Consulting Services Agreement

In June 2002, we entered into an agreement with Callero Partners, Inc., in which Mr. Barton and Mr. Ford were officers. Callero provided consulting services to us, including the development of an operational plan, investor presentations, and assistance with negotiations for the sale of Predecessor to New Rackable, for which we paid Callero $134,793. Immediately following the acquisition of Predecessor on December 22, 2002, we hired Mr. Barton and Mr. Ford as our chief executive officer and chief financial officer, respectively, and terminated this agreement.

Resignations from our Board of Directors

On February 2, 2005, Brian Golson and Marc Rubin resigned from our board of directors. Brian Golson is a Principal and Marc Rubin is a Vice President at Parthenon Capital, which controls Rackable Investment LLC, the sole holder of our preferred stock until shortly prior to the closing of this offering.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table presents information regarding the beneficial ownership of our common stock as of December 31, 2004 by:

•	each person, or group of affiliated persons, who is known by us to own beneficially 5% or more of our common stock;

•	each of our current directors;

•	each of our named executive officers;

•	all our current directors and executive officers as a group; and

•	each selling stockholder.

Percentage ownership in the table prior to this offering is determined using 20,655,581 shares of common stock outstanding, which is based on (1) the number of shares outstanding as of December 31, 2004 (assuming the redemption of all outstanding preferred stock as of December 31, 2004 into 13,524,000 shares of our common stock), (2) the beneficial ownership interests of each of the members of Rackable Investment LLC in 19,320,000 shares of our preferred stock held by Rackable Investment LLC and 1,176,000 shares of our common stock held by Rackable Investment LLC and (3) giving effect to our repurchase of 408,041 shares of our common stock from each of our three founders in February 2005. Percentage ownership after the offering also assumes (1) the issuance of              shares of common stock in this offering by us and (2) the sale of              shares of common stock in this offering by the selling stockholders. The information assumes no exercise of the underwriters’ option to purchase additional shares. Each individual or entity shown on the table has furnished information with respect to beneficial ownership. Except as otherwise noted below, the address for each beneficial owner listed on the table is c/o Rackable Systems, Inc., 1933 Milmont Drive, Milpitas, California 95035.

We have determined beneficial ownership in accordance with the rules of the Securities and Exchange Commission. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities. In addition, the rules include shares of common stock issuable pursuant to the exercise of stock options that are either immediately exercisable or exercisable within 60 days of December 31, 2004. These shares are deemed to be outstanding and beneficially owned by the person holding those options for the purpose of computing the percentage ownership of that person, but they are not treated as outstanding for the purpose of computing the percentage ownership of any other person. All of the options granted to Mr. Barton, Mr. Ford and each of our directors are exercisable at any time but, if exercised, are subject to a lapsing right of repurchase until the options are fully-vested. Unless otherwise indicated, the persons or entities identified in this table have sole voting and investment power with respect to all shares shown as beneficially owned by them, subject to applicable community property laws.

	Shares of Common Stock Beneficially Owned		Number of Shares Being Offered	Percentage of Ownership of Shares of Common Stock
Beneficial Owner	Prior to the Offering	After the Offering		Prior to the Offering	After the Offering
5% Stockholders:
Entities affiliated with Parthenon Capital (1)	12,631,495			61.2%	%
Directors and Executive Officers:
Thomas K. Barton (2)	1,681,666			7.7
Giovanni Coglitore (3)	1,890,982			9.2
Todd R. Ford (4)	1,448,333			6.6
Nikolai Gallo	1,890,982			9.2
Gary Griffiths (5)	22,000			*
Jack Randall	1,890,982			9.2
George Reitz (6)	22,832			*
Michael Maulick (5)	22,000			*

	Shares of Common Stock Beneficially Owned		Number of Shares Being Offered	Percentage of Ownership of Shares of Common Stock
Beneficial Owner	Prior to the Offering	After the Offering		Prior to the Offering	After the Offering
Hagi Schwartz (7)	32,000			*
All directors and executive officers as a group (11 persons) (8)	8,878,945			38.2%	%
Additional Selling Stockholders:
Julien St. Partners (9)	133,000			*
Ravi Mhatre (9)	28,000			*
Jim Ellis (9)	35,000			*
Andy Sessions (9)	17,500			*
TKG Ventures LLC (9)	35,000			*
Tom O’Malley (9)	35,000			*
Jason Enos (9)(10)	35,000			*
Sheen Khoury (9)	70,000			*
Entities affiliated with PTI Global Ventures (9)(11)	1,050,000			5.1%

*	Represents beneficial ownership of less than one percent of the outstanding shares of common stock.
†	This stockholder is either a reporting company under the Securities Exchange Act of 1934, as amended, or a majority-owned subsidiary of such a reporting company, or a registered investment company under the Investment Company Act of 1940.
(1)	Consists of 12,337,402 shares held by Parthenon Investors II, L.P., 104,621 shares held by PCIP Investors, and 189,472 shares held by J&R Founders’ Fund, L.P. The co-CEOs of Parthenon Capital, Mr. Ernest K. Jacquet and Mr. John C. Rutherford, each have beneficial ownership prior to this offering of (1) 12,337,402 shares of common stock held by Parthenon Investors II, L.P., through their indirect control of PCAP Partners II, LLC, the general partner of Parthenon Investors II, L.P., (2) 104,621 shares of common stock held by PCIP Investors, a general partnership of which they have control as general partners, and (3) 189,472 shares of common stock held by J&R Founders’ Fund, L.P., a limited partnership which they control through its general partner, J&R Advisors F.F., Inc. These individuals have shared voting and investment authority over these shares and disclaim beneficial ownership of these shares except to the extent of their pecuniary interest therein. The address for Parthenon Capital is 75 State Street, 26th floor, Boston, MA 02109.
(2)	Includes 1,250,000 shares issuable upon the exercise of options exercisable within 60 days after December 31, 2004. Mr. Barton is offering for sale shares in connection with the underwriters over-allotment option.
(3)	Includes 5,500 shares held by Giovanni Coglitore, as custodian for Enzo Coglitore, under the California Uniform Transfers to Minors Act and 5,500 shares held by Giovanni Coglitore, as custodian for Katrina Coglitore, under the California Uniform Transfers to Minors Act.
(4)	Includes 1,250,000 shares issuable upon the exercise of options exercisable within 60 days after December 31, 2004. Mr. Ford is offering for sale shares in connection with the underwriters over-allotment option.
(5)	Includes 22,000 shares issuable upon the exercise of options exercisable within 60 days after December 31, 2004.
(6)	Includes 22,832 shares issuable upon the exercise of options exercisable within 60 days after December 31, 2004.
(7)	Includes 32,000 shares issuable upon the exercise of options exercisable within 60 days after December 31, 2004.
(8)	Total number of shares includes (a) 7,527,068 shares of common stock held by our directors and executive officers and certain of their affiliates and (b) 2,598,832 shares issuance upon the exercise of stock options within 60 days after December 31, 2004. See footnotes 1 through 5 and 7 above.
(9)	The number of shares beneficially owned reflects the shares of common stock beneficially owned by Rackable Investments LLC, which Rackable Investments LLC intends to distribute to its members on a pro rata basis based on the members’ percentage ownership interest in Rackable Investments LLC shortly prior to the consummation of this offering.
(10)	Jason Enos is an employee of Rackable Systems.
(11)	Includes 35,000 shares held by Herb Chang, 17,500 shares held by Edward Chien-Ting Ho and 17,500 shares held by Andrew Chien-Chung Ho.

DESCRIPTION OF CAPITAL STOCK

The following description of our capital stock is based as of December 31, 2004 and takes into account the conversion and redemption of our preferred stock that will occur prior to or upon the closing of this offering.

Upon the closing of this offering, our authorized capital stock will consist of 250,000,000 shares of common stock, par value $0.001 per share, and 25,000,000 shares of preferred stock, par value $0.001 per share.

The following description of our capital stock does not purport to be complete and is subject to and qualified in its entirety by our certificate of incorporation and bylaws, which are included as exhibits to the registration statement of which this prospectus forms a part, and by the provisions of applicable Delaware law.

Common Stock

Outstanding Shares.    As of December 31, 2004, we had 16 stockholders, 8,355,704 shares of common stock issued and outstanding and 19,320,000 shares of preferred stock issued and outstanding that are redeemable for 13,524,000 shares of common stock. In addition, as of December 31, 2004, options to purchase 3,679,500 shares of common stock were issued and outstanding. Based on our outstanding capital stock as of December 31, 2004, upon completion of this offering, and after taking into account the repurchase by us of 408,041 shares of common stock from each of the founders in February 2005, there will be              shares of common stock outstanding assuming no exercise of outstanding stock options.

Voting Rights.    Each holder of our common stock is entitled to one vote for each share on all matters submitted to a vote of the stockholders, including the election of directors. Under our amended and restated certificate of incorporation and bylaws, our stockholders will not have cumulative voting rights. Because of this, the holders of a majority of the shares of common stock entitled to vote in any election of directors can elect all of the directors standing for election, if they should so choose. Because we do not have a classified board, all of our directors are to be elected at each annual meeting.

The quorum required by our bylaws for a meeting of stockholders consists of one or more stockholders present in person or by proxy who hold or represent between them at least a majority of the voting power in our company.

Dividends.    Subject to preferences that may be applicable to any then outstanding preferred stock, holders of common stock are entitled to receive ratably those dividends, if any, as may be declared from time to time by the Board of Directors out of legally available funds.

Liquidation.    In the event of our liquidation, dissolution or winding up, holders of common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities and the satisfaction of any liquidation preference granted to the holders of any outstanding shares of preferred stock.

Rights and Preferences.    Holders of common stock have no preemptive, conversion or subscription rights, and there are no redemption or sinking fund provisions applicable to the common stock. The rights, preferences and privileges of the holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock, which we may designate in the future.

Fully Paid and Nonassessable.    All of our outstanding shares of common stock are, and the shares of common stock to be issued pursuant to this offering will be, fully paid and nonassessable.

Preferred Stock

Upon the closing of this offering, our board of directors will have the authority, without further action by the stockholders, to issue up to 25,000,000 shares of preferred stock in one or more series, to establish from time to time the number of shares to be included in each such series, to fix the rights, preferences and privileges of the shares of each wholly unissued series and any qualifications, limitations or restrictions thereon, and to increase or decrease the number of shares of any such series (but not below the number of shares of such series then outstanding). The board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of the common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in control of Rackable Systems and may adversely affect the market price of the common stock and the voting and other rights of the holders of common stock. Immediately after the closing of this offering, no shares of our preferred stock will be outstanding.

Options

As of December 31, 2004, under our 2002 Stock Option Plan, options to purchase a total of 3,679,500 shares of common stock were outstanding and 78,300 additional shares of common stock were available for future grant. As of December 31, 2004, there were no shares of common stock outstanding under our 2005 Equity Incentive Plan, our 2005 Employee Stock Purchase Plan or our 2005 Non-Employee Directors’ Stock Option Plan. See “Management—Benefit Plans.”

Registration Rights

Demand Registration Rights.    The holders of an aggregate of 20,372,946 shares of our common stock, or their transferees, may require us on not more than three occasions if the registration is on a long form registration statement and an unlimited number of times if the registration is on a short form registration statement, to file a registration statement under the Securities Act with respect to their shares of common stock. Under the terms of the registration pursuant to which these rights are granted, we will be required to register for resale these shares if we receive a written request from holders of at least a majority of all such shares then outstanding.

Piggyback Registration Rights.    If we propose to register any of our securities under the Securities Act either for our own account or for the account of other stockholders the holders of an aggregate of 20,372,946 shares of our common stock will be entitled to notice of the registration and will be entitled to include their shares of common stock in the registration statement. These registration rights are subject to specified conditions and limitations, including the right of the underwriters to limit the number of shares included in any such registration under some circumstances. The holders of these shares have waived their right to have their shares included in this offering except to the extent included herein.

Registration on Form S-3.    Beginning 180 days following the effective date of this offering, the holders of an aggregate of 20,372,946 shares of our common stock will be entitled, upon written request from holders of at least 50% of these shares, to have such shares registered by us on a Form S-3 registration statement at our expense provided that such requested registration has an anticipated aggregate offering price to the public of at least $1.0 million. These registration rights are subject to specified conditions and limitations.

Expenses of Registration.    We will pay all expenses relating to any demand, piggyback or Form S-3 registrations, other than underwriting discounts and commissions.

Expiration of Registration Rights. The rights granted to a holder under the registration agreement will terminate when the holder of our common stock has sold all of its shares pursuant to an offering registered under the Securities Act or pursuant to Rule 144 under the Securities Act.

Delaware Anti-Takeover Law and Certain Provisions of our Amended and Restated Certificate of Incorporation and Bylaws

Delaware Law.    We are governed by the provisions of Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits a public Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. A “business combination” includes mergers, asset sales or other transactions resulting in a financial benefit to the stockholder. An “interested stockholder” is a person who, together with affiliates and associates, owns, or within three years did own, 15% or more of the corporation’s outstanding voting stock. These provisions may have the effect of delaying, deferring or preventing a change in our control.

Amended and Restated Certificate of Incorporation and Amended and Restated Bylaw Provisions.    Our amended and restated certificate of incorporation and bylaws that will be effective following the completion of this offering include a number of provisions that may have the effect of deterring hostile takeovers or delaying or preventing changes in control of our management including the following:

•	our board of directors can issue up to 25,000,000 shares of preferred stock, with any rights or preferences, including the right to approve or not approve an acquisition or other change in control;

•	our amended and restated certificate of incorporation provides that all stockholder actions following the completion of this offering must be effected at a duly called meeting of stockholders and not by written consent;

•	our bylaws provide that stockholders seeking to present proposals before a meeting of stockholders or to nominate candidates for election as directors at a meeting of stockholders must provide timely notice in writing. Our bylaws also specify requirements as to the form and content of a stockholder’s notice. These provisions may delay or preclude stockholders from bringing matters before a meeting of stockholders or from making nominations for directors at a meeting of stockholders, which could delay or deter takeover attempts or changes in management;

•	our amended and restated certificate of incorporation provides that all vacancies, including any newly created directorships, may, except as otherwise required by law, be filled by the affirmative vote of a majority of our directors then in office, even if less than a quorum. In addition, our amended and restated certificate of incorporation provides that our Board of Directors may fix the number of directors by resolution; and

•	our amended and restated certificate of incorporation does not provide for cumulative voting for our directors. The absence of cumulative voting may make it more difficult for stockholders owning less than a majority of our stock to elect any directors to our Board or Directors.

Nasdaq National Market Listing

We have applied for approval of quotation of our common stock on The NASDAQ National Market under the trading symbol “RACK.”

Transfer Agent and Registrar

Upon the closing of this offering, the transfer agent and registrar for our common stock is             . The transfer agent’s address is                             .

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common stock. Future market sales of shares or the availability of shares for sale may decrease the market price of our common stock prevailing from time to time. As described below, only a portion of our outstanding shares of common stock will be available for sale shortly after this offering due to contractual and legal restrictions to resale. Nevertheless, sales of substantial amounts of common stock in the public market after these restrictions lapse, or the perception that such sales could occur, could adversely affect the market price of the common stock and could impair our future ability to raise capital through the sale of our equity securities.

Based on 8,355,704 shares of common stock outstanding as of December 31, 2004 plus 13,524,000 shares of common stock issuable upon conversion of all shares of preferred stock outstanding as of December 31, 2004 and after taking into account the repurchase by us of 408,041 shares of common stock from each of the founders in February 2005, there will be              shares of common stock outstanding upon completion of this offering. Of the outstanding shares, all of the shares sold in this offering will be freely tradable, except that any shares held by our “affiliates,” as that term is defined under Rule 144 promulgated under the Securities Act, may only be sold in compliance with the Rule 144 limitations described below.              shares of our common stock that are not being sold in this offering, but which were outstanding as of December 31, 2004, are eligible for sale in the public market under Rules 144, 144(k) and 701, subject in some cases to volume and other limitations and the 180-day lock-up agreements described below:

•	35,822 shares will be available for immediate sale on the date of this prospectus; and

•	shares will be available for sale 180 days after the date of this prospectus pursuant to the expiration of market standoff agreements or lock-up agreements, or Rules 144, 144(k) or 701.

Rule 144

In general, under Rule 144 promulgated under the Securities Act of 1933, as currently in effect, a person, or group of persons whose shares are required to be aggregated, who has beneficially owned shares of our common stock for at least one year would be entitled to sell within any three-month period commencing 90 days after the effective date of this offering a number of shares that does not exceed the greater of:

•	1% of the number of shares of our common stock then outstanding, which will equal approximately shares immediately after this offering based on the number of shares of common stock outstanding as of December 31, 2004; or

•	the average weekly trading volume of our common stock on the NASDAQ National Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Sales under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 144(k)

Under Rule 144(k), a person who is not deemed to have been one of our affiliates at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner other than an affiliate (as defined under the Securities Act of 1933), is entitled to sell the shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

Rule 701

Rule 701, as currently in effect, permits resales of shares 90 days after the effective date of this offering in reliance upon Rule 144 but without compliance with certain restrictions of Rule 144, including the holding period requirement. Most of our employees, officers, directors or consultants who purchased shares under a written compensatory plan or contract may be entitled to rely on the resale provisions of Rule 701.

Lock-Up Agreements

Our officers, directors and certain of our stockholders, which after taking into account the repurchase by us of 408,041 shares of common stock from each of the founders in February 2005, held in the aggregate approximately          % of our outstanding common stock as of December 31, 2004, and these officers, directors and stockholders have agreed with the underwriters that, subject to specified exceptions, without the prior consent of the underwriters, that they will not, directly or indirectly, sell, offer, contract to sell, transfer the economic risk of ownership in, make any short sale, pledge or otherwise dispose of any shares of our capital stock or any securities convertible into or exchangeable or exercisable for or any other rights to purchase or acquire our capital stock for a period of 180 days from the effective date of the registration statement.

Registration Rights

The holders of approximately 20,372,946 shares of our common stock, or their transferees, are entitled to rights with respect to the registration of their shares under the Securities Act. Registration of their shares under the Securities Act would result in the shares becoming freely tradable without restriction under the Securities Act, except for shares purchased by affiliates, immediately upon the effectiveness of this registration. See “Description of Capital Stock—Registration Rights.”

Stock Options

We intend to file with the Securities and Exchange Commission a registration statement under the Securities Act covering the              shares of common stock reserved for issuance under our stock option plans and employee stock purchase plan. Once effective, the shares registered under the registration statements are, subject to Rule 144 volume limitations applicable to affiliates and the restrictions of the lock-up agreements described above, available for sale in the open market.

UNDERWRITING

Under the terms of an Underwriting Agreement, which is filed as an exhibit to the registration statement, each of the underwriters named below has, for whom Lehman Brothers Inc., Thomas Weisel Partners LLC, Piper Jaffray & Co., RBC Capital Markets Corporation and Pacific Crest Securities Inc. are acting as representatives, severally agreed to purchase from us and the selling stockholders the respective number of shares of common stock opposite its name below:

Underwriter	Number of Shares
Lehman Brothers Inc.
Thomas Weisel Partners LLC
Piper Jaffray & Co.
RBC Capital Markets Corporation
Pacific Crest Securities Inc.

Total

The underwriting agreement provides that the underwriters’ obligation to purchase shares of common stock depends on the satisfaction of the conditions contained in the underwriting agreement including:

•	the obligation to purchase all of the shares of common stock offered hereby, if any of the shares are purchased;

•	the representations and warranties made by us and the selling stockholders to the underwriters are true;

•	there is no material change in the financial markets; and

•	we deliver customary closing documents to the underwriters.

Commissions and Expenses:

The following table summarizes the underwriting discounts and commissions we and the selling stockholders will pay to the underwriters. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares. The underwriting fee is the difference between the initial price to the public and the amount the underwriters pay to us and the selling stockholders for the shares.

	No Exercise	Full Exercise
Per Share	$	$
Total	$	$

The representatives of the underwriters have advised us that the underwriters propose to offer shares of common stock directly to the public at the public offering price on the cover of this prospectus and to selected dealers, which may include the underwriters, at such offering price less a selling concession not in excess of $             per share. The underwriters may allow, and the selected dealers may re-allow, a discount from the concession not in excess of $             per share to other dealers. After the offering, the representatives may change the public offering price and other offering terms.

The expenses of the offering that are payable by us are estimated to be $            . We have agreed to pay expenses incurred by the selling stockholders in connection with the offering, other than the underwriting discounts and commissions.

Option to Purchase Additional Shares

The selling stockholders have granted the underwriters an option exercisable for 30 days after the date of this prospectus to purchase, from time to time, in whole or in part, up to an aggregate of              shares at the public offering price less underwriting discounts and commissions. The option may be exercised if the underwriters sell more than              shares in connection with the offering. To the extent that this option is exercised, each underwriter will be obligated, subject to certain conditions, to purchase its pro rata portion of these additional shares based on the underwriter’s percentage underwriting commitment in the offering as indicated in the table above.

Lock-Up Agreements

Pursuant to lock-up agreements, we will agree not to, and each of our officers, directors and stockholders will agree not to, for a period of 180 days from the date of this prospectus, directly or indirectly, offer, sell, pledge, contract to sell, grant any option to purchase or otherwise dispose of, or enter into any transaction that is designed to, or could be expected to, result in the disposition of any shares of our common stock or other securities convertible into or exchangeable or exercisable for shares of our common stock or derivatives of our common stock owned by these persons prior to this offering or common stock issuable upon exercise of options or warrants held by these persons, in each case without the prior written consent of Lehman Brothers Inc. on behalf of the underwriters.

The restrictions described in the immediately preceding paragraph do not apply to:

•	transactions relating to shares of common stock acquired in open market transactions after the completion of this offering;

•	the transfer of shares of common stock by gift, will or intestacy;

•	the transfer of shares to any trust for the stockholder’s direct or indirect benefit or a member of the immediate family of the stockholder; and

•	the distribution of shares of common stock to partners, members, stockholders or affiliates;

provided that in the case of each of the last three types of transactions, each donee, distributee, transferee and recipient agrees to be subject to the restrictions described in the immediately preceding paragraph and no filing under Section 16 of the Exchange Act is required or shall be made voluntarily in connection with these transactions.

Offering Price Determination

Prior to this offering, there has been no public market for our common stock. The initial public offering price will be negotiated between the representatives and us and subject to approval by Rackable Investment LLC. In determining the initial public offering price of our common stock, the representatives will consider:

•	the history and prospectus for the industry in which we compete;

•	our financial information;

•	the ability of our management and our business potential and earning prospectus;

•	the prevailing securities markets at the time of this offering; and

•	the recent market prices of, and the demand for, publicly traded shares of generally comparable companies.

Indemnification

We and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, and liabilities incurred in connection with the directed share program referred to below, and to contribute to payments that the underwriters may be required to make for these liabilities.

Directed Share Program

At our request, the underwriters have reserved for sale at the initial public offering price up to              shares offered hereby for officers, directors, employees and certain other persons associated with us. The number of shares available for sale to the general public will be reduced to the extent such persons purchase such reserved shares. Any reserved shares not so purchased will be offered by the underwriters to the general public on the same basis as the other shares offered hereby.

Stabilization, Short Positions and Penalty Bids

The representatives may engage in over-allotment, stabilizing transactions, syndicate covering transactions, and penalty bids or purchasers for the purpose of pegging, fixing or maintaining the price of the common stock, in accordance with Regulation M under the Exchange Act of 1934:

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•	A short position involves a sale by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase in the offering, which creates the syndicate short position. This short position may be either a covered short position or a naked short position. In a covered short position, the number of shares involved in the sales made by the underwriters in excess of the number of shares they are obligated to purchase is not greater than the number of shares that they may purchase by exercising their option to purchase additional shares. In a naked short position, the number of shares involved is greater than the number of shares in their option to purchase additional shares. The underwriters may close out any short position by either exercising their option to purchase additional shares and/or purchasing shares in the open market. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through their option to purchase additional shares. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•	Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions.

•	Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result, the price of the common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on The NASDAQ National Market or otherwise and, if commenced, may be discontinued at any time.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common stock. In addition, neither we nor any of the underwriters make representation that the representatives will engage in these stabilizing transactions or that any transaction, once commenced, will not be discontinued without notice.

Electronic Distribution

A prospectus in electronic format may be made available on the Internet sites or through other online services maintained by one or more of the underwriters and/or selling group members participating in this offering, or by their affiliates. In those cases, prospective investors may view offering terms online and, depending upon the particular underwriter or selling group member, prospective investors may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the representatives on the same basis as other allocations.

Other than the prospectus in electronic format, the information on any underwriter’s or selling group member’s web site and any information contained in any other web site maintained by an underwriter or selling group member is not part of the prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or any underwriter or selling group member in its capacity as underwriter or selling group member and should not be relied upon by investors.

The NASDAQ National Market

We have applied to list our shares of common stock for quotation on The NASDAQ National Market under the symbol “RACK.”

Discretionary Sales

The underwriters have informed us that they do not intend to confirm sales to discretionary accounts that exceed 5% of the total number of shares offered by them.

Stamp Taxes

If you purchase shares of common stock offered in this prospectus, you may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover page of this prospectus.

Relationships

Mr. Hagi Schwartz is a partner in Magnolia Capital Partners LTD (“Magnolia”), which provides corporate advisory services to its clients in Israel and the United States. Magnolia and one of our underwriters, Thomas Weisel Partners LLC (“TWP”) are parties to a Solicitation and Referral Agreement dated October 29, 2004 (the “Referral Agreement”). Under the Referral Agreement, Magnolia is entitled to compensation with respect to certain U.S. and Israeli clients for which TWP provides investment banking services. However, Magnolia will not receive any compensation under the Referral Agreement in connection with this offering or in respect of any other services that may in the future be provided by TWP to Rackable Systems.

The underwriters may in the future perform investment banking and advisory services for us from time to time for which they may in the future receive customary fees and expenses. The underwriters may, from time to time, engage in transactions with or perform services for us in the ordinary course of their business.

LEGAL MATTERS

The validity of the shares of common stock offered hereby will be passed upon for us by Cooley Godward LLP, Palo Alto, California. Certain legal matters will be passed upon for the underwriters by Fenwick & West LLP, Mountain View, California.

EXPERTS

The financial statements of Rackable Systems, Inc. (“Predecessor”) for the years ended September 30, 2001 and 2002 and the period from October 1, 2002 through December 22, 2002, and the financial statements of the successor company, Rackable Systems, Inc. (which assumed the name of Predecessor) for the period from December 23, 2002 (date of acquisition) through December 31, 2002, the year ended December 31, 2003, and the nine-month period ended September 30, 2004, included in this prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein, and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

CHANGE IN ACCOUNTANTS

Old Rackable’s independent registered public accounting firm was Deloitte & Touche LLP (“D&T”). On January 23, 2003, upon the recommendation of our board of directors, New Rackable engaged Ernst & Young LLP (“E&Y”) as New Rackable’s independent registered public accounting firm. The engagement with E&Y was formalized on September 3, 2003. The reports of D&T on the Predecessor’s financial statements for the fiscal years ended September 30, 2001 and 2002, contained no adverse opinion, disclaimer of opinion or qualification or modification as to uncertainty, audit scope or accounting principles. During the fiscal years ended September 30, 2001 and 2002, and through the date of the Rackable Purchase, there were no disagreements with D&T on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of D&T, would have caused them to make a reference to the subject matter of the disagreements in connection with their reports. Neither Old Rackable nor New Rackable consulted with E&Y on any financial or accounting reporting matters during the fiscal years ended September 30, 2001 and 2002 and through January 23, 2003.

On July 26, 2004, upon the recommendation of our board of directors, we dismissed E&Y as our independent registered public accounting firm. At the same time, upon the recommendation of our board of directors, we engaged D&T as our independent registered public accounting firm, which engagement was formalized on August 23, 2004. At the time of their dismissal, E&Y had not completed an audit of our or our Predecessor’s financial statements and, accordingly, has not issued any report on our or our Predecessor’s financial statements as of any date or for any period. During the period in which we had engaged E&Y, there were no disagreements on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of E&Y, would have caused E&Y to make a reference to the subject matter of the disagreements in connection with their report. New Rackable did not consult with D&T on any financial or accounting reporting matters in the period between December 10, 2002, the date of incorporation of New Rackable, and the time of our engagement of D&T on August 23, 2004.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the Securities and Exchange Commission a registration statement on Form S-1 under the Securities Act of 1933 with respect to the shares of common stock offered under this prospectus. This prospectus does not contain all of the information in the registration statement and the exhibits. For further information with respect to us and our common stock, we refer you to the registration statement and to the exhibits. Statements contained in this prospectus as to the contents of any contract or any other document referred to are not necessarily complete, and in each instance, we refer you to the copy of the contract or other document filed as an exhibit to the registration statement. Each of these statements is qualified in all respects by this reference.

Upon completion of this offering, we will be subject to the informational requirements of the Securities Exchange Act of 1934 and will file annual, quarterly and current reports, proxy statements and other information with the SEC. You can read our SEC filings, including the registration statement, over the Internet at the SEC’s website at www.sec.gov. You may also read and copy any document we file with the SEC at its public reference facility at 450 Fifth Street, N.W., Washington, D.C. 20549.

You can read our SEC filings, including the registration statement, over the Internet at the SEC’s website at www.sec.gov. You may also read and copy any document we file with the SEC at its public reference facilities at 450 Fifth Street, N.W., Washington, D.C. 20549. You may also obtain copies of the document at prescribed rates by writing to the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities.

We intend to furnish our stockholders with annual reports containing audited financial statements and to make available to our stockholders quarterly reports for the first three quarters of each fiscal year containing unaudited interim financial information.

RACKABLE SYSTEMS, INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders

Rackable Systems, Inc.

We have audited the accompanying statements of operations, stockholders’ equity (deficit) and cash flows of Rackable Systems, Inc. (“Predecessor”) for the years ended September 30, 2001 and 2002 and the period from October 1, 2002 through December 22, 2002 (date of disposition) and the accompanying balance sheets of Rackable Systems, Inc. (“Rackable Systems”) (together with the Predecessor, the “Company”), successor company, as of December 31, 2002 and 2003, and September 30, 2004, and the related statements of operations, stockholders’ equity (deficit) and cash flows for the period from December 23, 2002 (date of acquisition) through December 31, 2002, the year ended December 31, 2003, and the nine-month period ended September 30, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the results of operations and cash flows of the Predecessor for the years ended September 30, 2001 and 2002, and for the period from October 1, 2002 through December 22, 2002, and the financial position of Rackable Systems as of December 31, 2002 and 2003, and September 30, 2004, and the results of its operations and its cash flows for the period from December 23, 2002 through December 31, 2002, the year ended December 31, 2003, and the nine-month period ended September 30, 2004, in conformity with accounting principles generally accepted in the United States of America.

/s/    Deloitte & Touche LLP

San Jose, California

February 4, 2005

RACKABLE SYSTEMS, INC.

BALANCE SHEETS

(In thousands, except share and per share amounts)

	December 31,		September 30, 2004
	2002	2003
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$6,664	$2,320	$16,452
Accounts receivable, net of allowance for doubtful accounts of $136 at September 30, 2004 (none at December 31, 2002 and 2003)	2,176	8,166	12,292
Inventories	2,279	6,631	12,232
Deferred income taxes	266	935	1,491
Prepaids and other current assets	140	212	116

Total current assets	11,525	18,264	42,583

PROPERTY AND EQUIPMENT—Net	152	521	1,339

INTANGIBLE ASSETS—Net	11,470	10,116	9,076

INVESTMENT	559	559	—

OTHER ASSETS	79	66	390

TOTAL	$23,785	$29,526	$53,388

LIABILITIES AND STOCKHOLDERS’ DEFICIT

CURRENT LIABILITIES:
Accounts payable	$2,069	$4,435	$8,378
Accrued expenses	376	954	2,466
Sales tax payable	103	317	477
Income taxes payable	1	1,232	1,306
Deferred revenue	18	23	70
Borrowings under line of credit	—	—	15,000
Current portion of obligation under capital lease	2	1	—

Total current liabilities	2,569	6,962	27,697

OBLIGATION UNDER CAPITAL LEASE—Net of current portion	8

DEFERRED INCOME TAXES	1,402	987	685

DEFERRED RENT	—	—	61

MANDATORILY REDEEMABLE PREFERRED STOCK: Series A: $0.001 par value, 25,000,000 and 23,320,000 shares authorized and 21,000,000 and 19,320,000 shares issued and outstanding at December 31, 2003 and September 30, 2004, respectively; liquidation preference of $26,250 and $24,150 at December 31, 2003 and September 30, 2004, respectively; cumulative accretion of $7,179 and $8,584 at December 31, 2003, and September 30, 2004, respectively	—	25,457	23,091

Series B: $0.001 par value, 25,000,000 shares authorized and 1,680,000 shares issued and outstanding at September 30, 2004; liquidation preference of $2,100 at September 30, 2004; cumulative accretion of $420 at September 30, 2004	—	—	2,100

DEFERRED STOCK-BASED COMPENSATION ON PREFERRED STOCK (Note 14)		(2,791)	(847)

EMBEDDED DERIVATIVES IN PREFERRED STOCK (Note 13)	5,102	56,902	91,178

Total liabilities	9,081	87,517	143,965

COMMITMENTS AND CONTINGENCIES (Note 11)

MANDATORILY REDEEMABLE PREFERRED STOCK—$0.001 par value, 25,000,000 shares authorized and 20,000,000 shares issued and outstanding at December 31, 2002; liquidation preference of $25,000 at December 31, 2002; cumulative accretion of $4,644 at December 31, 2002	20,085	—	—

DEFERRED STOCK-BASED COMPENSATION ON PREFERRED STOCK (Note 14)	(800)	—	—

STOCKHOLDERS’ DEFICIT:
Common stock, $0.001 par value; 28,500,000 shares authorized; 7,175,004, 7,175,004, and 8,351,004 shares issued and outstanding at December 31, 2002 and 2003, and September 30, 2004, respectively	7	7	8
Additional paid-in capital	2,002	2,741	11,700
Deferred stock-based compensation	(653)	(691)	(1,153)
Accumulated deficit	(5,937)	(60,048)	(101,132)

Total stockholders’ deficit	(4,581)	(57,991)	(90,577)

TOTAL	$23,785	$29,526	$53,388

See notes to financial statements.

RACKABLE SYSTEMS, INC.

STATEMENTS OF OPERATIONS

(In thousands, except for share and per share amounts)

	Predecessor			Period from December 23, 2002 to December 31, 2002	Year Ended December 31, 2003	Nine Months Ended September 30,
	Year Ended September 30,		Period from October 1, 2002 to December 22, 2002
	2001	2002				2003	2004
						(unaudited)
REVENUE	$26,446	$20,370	$6,507	$717	$52,880	$25,276	$86,767
COST OF REVENUE (a)	18,635	15,409	5,418	634	41,649	19,820	70,468

GROSS PROFIT	7,811	4,961	1,089	83	11,231	5,456	16,299

OPERATING EXPENSES:
Research and development (a)	2,464	892	153	12	888	574	530
Sales and marketing (a)	1,762	1,364	413	80	4,977	2,842	7,976
General and administrative (a)	2,728	1,544	828	117	5,056	3,794	8,107

Total operating expenses	6,954	3,800	1,394	209	10,921	7,210	16,613

INCOME (LOSS) FROM OPERATIONS	857	1,161	(305)	(126)	310	(1,754)	(314)

OTHER INCOME (EXPENSE)—Net:
Change in fair value of embedded derivatives in preferred stock (Note 12)	—	—	—	(1,211)	(51,388)	(38,357)	(38,806)
Interest income	49	9	—	2	47	36	5
Interest expense	(4)	(56)	(14)	—	(1,088)	(538)	(1,904)
Gain on sale of investment (Note 6)	—	—	—	—	—	—	2,968
Other income (expense)—net	8	(92)	—	—	3	(4)	—

Total other income (expense)—net	53	(139)	(14)	(1,209)	(52,426)	(38,863)	(37,737)

INCOME (LOSS) BEFORE INCOME TAX PROVISION (BENEFIT)	910	1,022	(319)	(1,335)	(52,116)	(40,617)	(38,051)

INCOME TAX PROVISION (BENEFIT)	2	18	—	(42)	548	331	3,033

NET INCOME (LOSS)	$908	$1,004	$(319)	$(1,293)	$(52,664)	$(40,948)	$(41,084)

ACCRETION OF REDEEMABLE CONVERTIBLE PREFERRED STOCK	—	—	—	(4,644)	(1,447)	(1,447)	—

NET INCOME (LOSS) ATTRIBUTABLE TO COMMON STOCKHOLDERS	$908	$1,004	$(319)	$(5,937)	$(54,111)	$(42,395)	$(41,084)

NET INCOME (LOSS) ATTRIBUTABLE TO COMMON STOCKHOLDERS PER SHARE
Basic	$0.10	$0.09	$(0.03)	$(1.22)	$(11.10)	$(8.69)	$(5.72)

Diluted	$0.10	$0.09	$(0.03)	$(1.22)	$(11.10)	$(8.69)	$(5.72)

SHARES USED IN NET INCOME (LOSS) ATTRIBUTABLE TO COMMON STOCKHOLDERS PER SHARE
Basic	8,806,525	10,635,659	10,635,659	4,875,981	4,875,981	4,875,981	7,187,787

Diluted	8,806,525	10,635,659	10,635,659	4,875,981	4,875,981	4,875,981	7,187,787

(a) Includes charges for stock-based compensation:
Cost of revenue	$—	$—	$—	$—	$10	$—	$57
Research and development	—	—	—	—	—	—	32
Sales and marketing	—	—	—	—	34	20	84
General and administrative	—	—	—	16	925	671	4,498

Total	$—	$—	$—	$16	$969	$691	$4,671

See notes to financial statements.

RACKABLE SYSTEMS, INC.

STATEMENTS OF STOCKHOLDERS’ EQUITY (DEFICIT)

(In thousands, except for share amounts)

	Members’ Capital	Common Stock		Additional Paid-In Capital	Receivable From Stockholder	Accumulated Deficit	Total Stockholders’ Equity (Deficit)
		Shares	Amount
BALANCE—October 1, 2000 (Predecessor)	$1,419	—	$—	$—	$—	$—	$1,419

Distributions	(1,254)	—	—	—	—	—	(1,254)
Issuance of common stock	(328)	10,500,000	11	320	—	—	3
Dividends		—	—	—	—	(1,557)	(1,557)
Net income	163	—	—	—	—	745	908
Nonemployee stock options granted	—	—	—	36	—	—	36
Issuance of restricted stock	—	135,659	—	49	—	—	49

BALANCE—September 30, 2001 (Predecessor)	—	10,635,659	11	405	—	(812)	(396)

Net income	—	—	—	—	—	1,004	1,004
Nonemployee stock options granted	—	—	—	29	—	—	29

BALANCE—September 30, 2002 (Predecessor)	—	10,635,659	11	434	—	192	637

Net loss	—	—	—	—	—	(319)	(319)
Issuance of common stock in exchange for receivables	—	232,928	—	84	(84)	—	—

BALANCE—December 22, 2002 (Predecessor)	$—	10,868,587	$11	$518	$(84)	$(127)	$318

BEGINNING BALANCE—December 23, 2002 (Successor)	—	—	$—	$—	$—	$—	$—

Issuance of common stock in connection with asset purchase from Predecessor (Note 3)	—	4,875,980	5	1,335	—	—	1,340
Accretion of mandatorily redeemable preferred stock to face value (Note 12 )	—	—	—	—	—	(4,559)	(4,559)
Accretion of mandatorily redeemable preferred stock to redemption value for accumulated dividends	—	—	—	—	—	(85)	(85)
Compensatory issuance of common stock subject to repurchase from founders (Note 3)	—	2,299,024	2	667	(669)	—	—
Amortization of deferred stock-based compensation in connection with compensatory common stock issued to founders	—	—	—	—	16	—	16
Net loss	—	—	—	—	—	(1,293)	(1,293)

BALANCE—December 31, 2002	—	7,175,004	7	2,002	(653)	(5,937)	(4,581)

(Continued)

RACKABLE SYSTEMS, INC.

STATEMENTS OF STOCKHOLDERS’ EQUITY (DEFICIT)

(In thousands, except for share amounts)

	Common Stock		Additional Paid-In Capital	Deferred Stock-Based Compensation	Accumulated Deficit	Total Stockholders’ Equity (Deficit)
	Shares	Amount
BALANCE—December 31, 2002	7,175,004	$7	$2,002	$(653)	$(5,937)	$(4,581)

Accretion of mandatorily redeemable preferred stock to face value (Note 12)	—	—	—	—	(422)	(422)
Accretion of mandatorily redeemable preferred stock to redemption value for accumulated dividends	—	—	—	—	(1,025)	(1,025)
Amortization of deferred stock-based compensation in connection with compensatory common stock issued to founders (Note 3)	—	—	—	653	—	653
Deferred stock-based compensation related to stock options granted to employees	—	—	885	(885)	—	—
Amortization of deferred stock-based compensation—net of cancellations	—	—	—	48	—	48
Reversal of deferred stock-based compensation related cancellation of stock options	—	—	(146)	146	—	—
Net loss					(52,664)	(52,664)

BALANCE—December 31, 2003	7,175,004	7	2,741	(691)	(60,048)	(57,991)

Deferred stock-based compensation related to stock options granted to employees	—	—	642	(642)	—	—
Amortization of deferred stock-based compensation—net of cancellations	—	—	—	180	—	180
Issuance of common stock in exchange for services received	—	—	—	—	—	—
Issuance of common stock in connection with conversion of Series A preferred stock (Note 12)	1,176,000	1	8,317	—	—	8,318
Net loss	—	—	—	—	(41,084)	(41,084)

BALANCE—September 30, 2004	8,351,004	$8	$11,700	$(1,153)	$(101,132)	$(90,577)

See notes to financial statements	(Concluded)

RACKABLE SYSTEMS, INC.

STATEMENTS OF CASH FLOWS

(In thousands)

	Predecessor
	Year Ended September 30,		Period from October 1, 2002 to December 22, 2002	Period from December 23, 2002 to December 31, 2002	Year ended December 31, 2003	Nine Months Ended September 30,
	2001	2002				2003	2004
						(unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$908	$1,004	$(319)	$(1,293)	$(52,664)	$(40,948)	$(41,084)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	17	49	51	174	1,831	1,409	1,263
Gain on sale of investment (Note 6)	—	—	—	—	—	—	(2,968)
Loss on disposal of property and equipment	—	18	—	—	—	—	—
Stock-based compensation expense	85	29	—	—	—	—	50
Provision for inventory writedown	—	—	122	118	866	1,484	(1)
Provision for bad debt expense	—	—	(11)	—		—	136
Deferred income taxes	—	—	—	(43)	(1,084)	—	(858)
Write-off of patents	—	—	20	—	—	—	—
Accretion for preferred stock dividends recorded as interest expense	—	—	—	—	1,088	538	1,825
Capital stock of customer received in conjunction with settlement of receivable	(100)	—	—	—	—	—	—
Amortization of deferred stock-based compensation	—	—	—	—	48	23	180
Amortization of deferred compensation in connection with common stock issued to Founders	—	—	—	16	653	501	—
Amortization of deferred compensation on preferred stock	—	—	—	—	268	167	4,491
Changes in fair value of embedded derivatives in preferred stock	—	—	—	1,211	51,388	38,357	38,806
Changes in operating assets and liabilities, net of business combination:
Accounts receivable	(288)	(4,064)	4,993	(443)	(5,990)	(2,349)	(4,262)
Inventories	195	(2,008)	122	(172)	(5,452)	(11,171)	(5,607)
Prepaid expenses and other current assets	(62)	(206)	79	5	(59)	55	(228)
Intangibles and other assets	(58)	7	(9)	—	(147)	(56)	(61)
Accounts payable	(278)	4,073	(1,945)	27	2,366	5,950	3,943
Related party payables	(1,218)	—	—	—	—	—	—
Sales tax payable	19	407	(408)	40	214	30	160
Accrued expenses	5,497	(3,773)	(1,379)	58	578	672	1,523
Income taxes payable	—	—	16	1	1,231	(70)	74
Deferred revenue	—	—	18	—	5	14,188	47
Other noncurrent assets	—	(16)	—	—	—	—	—

Net cash provided by (used in) operating activities	4,717	(4,480)	1,350	(301)	(4,860)	8,780	(2,571)

CASH FLOWS FROM INVESTING ACTIVITIES:
Cash paid in connection with acquisition of Predecessor, net of cash received	—	—	—	(11,563)	—	—	—
Proceeds from sale of investment	—	—	—	—	—	—	3,527
Payment of deferred compensation	—	—	—	—	—	—	(850)
Purchases of property and equipment	(90)	(105)	(8)	(4)	(465)	(160)	(973)

Net cash provided by (used in) investing activities	(90)	(105)	(8)	(11,567)	(465)	(160)	1,704

(Continued)

RACKABLE SYSTEMS, INC.

STATEMENTS OF CASH FLOWS

(In thousands)

	Predecessor
	Year Ended September 30,		Period from October 1, 2002 to December 22, 2002	Period from December 23, 2002 to December 31, 2002	Year ended December 31, 2003	Nine Months Ended September 30,
	2001	2002				2003	2004
						(unaudited)
CASH FLOWS FROM FINANCING ACTIVITIES:
Distribution to Predecessor shareholders	$(2,808)	$—	$—	$—	$—	$—	$—
Increase (decrease) in cash overdraft	—	24	(24)	—	—	—	—
Advances from (payments to) related parties	—	400	(400)	—	—	—	—
Borrowings under line of credit	—	—	—	—	—	—	15,000
Repayment of capital lease obligation	—	(12)	(1)	—	(9)	(1)	(1)
Proceeds from notes payable to related parties	—	2,238	—	—	—	—	—
Proceeds from issuance of mandatorily redeemable convertible preferred stock—net of issuance costs	—	—	—	18,532	990	990	—

Net cash provided by (used in) financing activities	(2,808)	2,650	(425)	18,532	981	989	14,999

Net increase (decrease) in cash and cash equivalents	1,819	(1,935)	917	6,664	(4,344)	9,609	14,132
CASH AND CASH EQUIVALENTS—Beginning of period	116	1,935	—	—	6,664	6,664	2,320

CASH AND CASH EQUIVALENTS—End of period	$1,935	$—	$917	$6,664	$2,320	$16,273	$16,452

NONCASH INVESTING AND FINANCING ACTIVITIES:
Property acquired under capital lease	$—	$23	$—	$—	$—	$—	$—

Issuance of stock in exchange for receivables	$—	$—	$84	$800	$—	$—	$—

Increase in fair value of preferred stock associated with deferred compensation	$—	$—	$—	$—	$2,259	$1,697	$1,697

Bifurcation of fair value of embedded put and call option derivatives	$—	$—	$—	$3,891	$412	$412	$3,788

Deferred compensation related to stock option grants, net of cancellations	$—	$—	$—	$—	$739	$202	$642

Deferred compensation related to common stock issued to Founders	$—	$—	$—	$669	$—	$—	$—

Issuance of common stock in connection with conversion of Series A preferred stock	$—	$—	$—	$—	$—	$—	$8,318

Accretion of mandatorily redeemable convertible preferred stock	$—	$—	$—	$4,644	$1,447	$1,447	$—

Acquisitions:
Fair value of common stock issued	$—	$—	$—	$1,340	$—	$—	$—
Assets acquired (including goodwill and intangibles of $ 11,607)	—	—	—	(16,796)	—	—	—
Liabilities assumed	—	—	—	3,893	—	—	—

Cash paid in acquisition—net of cash acquired	$—	$—	$—	$(11,563)	$—	$—	$—

SUPPLEMENTAL DISCLOSURE OF OTHER CASH FLOW INFORMATION:
Cash paid for income taxes	$1	$12	$—	$—	$401	$401	$3,817

Cash paid for interest	$4	$11	$2	$—	$1	$1	$75

See notes to financial statements.	(Concluded)

RACKABLE SYSTEMS, INC.

NOTES TO FINANCIAL STATEMENTS

1. BUSINESS AND FORMATION OF THE COMPANY

Rackable Systems, Inc. (the “Predecessor”) was formed on October 20, 1999 as a California limited liability company (“LLC”). On December 1, 2000, the net assets of the LLC were transferred to a newly formed Delaware corporation and common stock was issued to the Predecessor’s founders in the exchange. The Company elected a tax status as an S Corporation on December 1, 2000.

On December 23, 2002, the Predecessor entered into an asset acquisition agreement, and sold substantially all its assets and liabilities to a newly formed company which assumed the same name of Rackable Systems, Inc. (“Rackable Systems”) after the acquisition. The transaction was accounted for under the purchase accounting method (see Note 3). Rackable Systems was incorporated in the state of Delaware as a corporation on December 10, 2002 and is controlled by Rackable LLC, of which Parthenon Capital and its affiliates are the controlling member. Rackable Systems and the Predecessor are collectively referred to as the “Company.”

The principal business of the Company is the design, manufacture and implementation of highly scalable compute servers and high-capacity storage systems, which are sold to customers such as large Internet businesses, and companies in vertical markets such as semiconductor design, enterprise software, federal government, entertainment, financial services, oil and gas, and biotechnology and pharmaceuticals.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Such estimates include the allowance for doubtful accounts and sales returns, allowance for obsolete inventory, depreciation, amortization and certain accruals. Actual results could differ from those estimates.

Basis of Presentation—The accompanying financial statements include the accounts of the LLC and the Predecessor for the years ended September 30, 2001, the accounts of the Predecessor for the year ended September 30, 2002, and for the period from October 1, 2002 through December 22, 2002 (the date on which its principal business operations ceased) and the accounts of the successor company, Rackable Systems, since inception including the period from December 23, 2002 through December 31, 2002 and for the year ended December 31, 2003. Rackable Systems had no significant operations prior to the purchase of Predecessor.

Fiscal Year—The Predecessor had a fiscal year end of September 30. Rackable Systems has a 52-week fiscal year ending on the Saturday nearest to December 31, with 13 week quarters ending on the last Saturday of the period. To simplify the presentation, the fiscal years presented for Rackable Systems are shown as ending on December 31, 2003 and 2002, although the fiscal years actually ended on January 3, 2004, and January 4, 2003, respectively. The interim periods for Rackable Systems are shown as ending on September 30, 2004 and 2003, although the interim periods actually ended on October 2, 2004 and October 4, 2003, respectively.

Cash and Cash Equivalents—The Company considers all highly liquid instruments purchased with original maturities of three months or less to be cash equivalents.

Inventories—Inventories, consisting primarily of server chasses, hard drives, microprocessors, memory chips, cooling fans and other equipment used in the manufacture of networking servers, are stated at the lower of first-in, first-out cost or market. Cost components include materials, labor and manufacturing overhead costs.

RACKABLE SYSTEMS, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

Consideration is given to obsolescence, excessive levels based on estimated future demand, deterioration and other factors in evaluating net realizable value. Evaluation units, which are provided to prospective customers on a trial basis, are amortized to selling and marketing expense on a straight-line basis over an estimate life of twelve months, given that the evaluation units are generally never sold. In the event that an evaluation unit is sold, the remaining carrying amount of the unit at the date of sale is charged to cost of sales. Total amortization expense associated with evaluation units was approximately $460,000, $639,000 and $270,000 for the year ended December 31, 2003, and the nine month periods ended September 30, 2003 (unaudited) and 2004, respectively (none for the period from December 23, 2002 to December 31, 2002).

Property and Equipment—Property and equipment are stated at cost and are depreciated on a straight-line basis over their estimated useful lives (generally three to seven years). Leasehold improvements and assets acquired under capital leases are amortized using the straight-line method over the shorter of the estimated useful lives of the respective assets or the lease term.

Intangible Assets—Intangible assets are comprised of patents, tradename, customer list, and customer backlog acquired in connection with the acquisition of the Predecessor in December 2002, and also include legal fees capitalized for pending patents that the Company plans to pursue for the design of its main products.

Patents and customer list are amortized on a straight-line basis through a charge to general and administrative expense over an estimated useful life of five years. The tradename is not amortized as management determined that the life of the intangible asset is indefinite. The value assigned to the customer backlog acquired as part of the acquisition of the Predecessor of approximately $156,000 was fully amortized through a charge to cost of revenue in the amount of approximately $100,000 for the period from December 23, 2002 to December 31, 2002 and $56,000 during the first quarter of 2003, based on the date of shipment of the related products.

Goodwill—In connection with the asset purchase from the Predecessor in December 2002, the Company recorded approximately $781,000 of goodwill, resulting from the excess of the consideration paid over the fair value of assets and liabilities assumed (see Note 3). In accordance with SFAS No. 142, Goodwill and Other Intangible Assets (SFAS No. 142), the Company does not amortize goodwill, but performs periodic reviews for impairment. No impairments were recorded for all periods presented.

Impairment of Long-Lived Assets—The Company accounts for its long-lived assets in accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (SFAS No. 144), which was adopted in 2002. SFAS No. 144 supersedes SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed of (SFAS No. 121). The Company regularly evaluates its long-lived assets for indicators of possible impairment whenever events or changes in business circumstances indicate that the carrying amount of the assets may not be fully recoverable. An impairment loss would be recognized when estimated undiscounted future cash flows expected to result from the use of an asset and its eventual disposition are less than its carrying amount. Impairment, if any, is measured using discounted cash flows. No impairment of long-lived assets has been recorded in the accompanying financial statements.

Revenue Recognition—The Company recognizes revenues from sales of products, when persuasive evidence of an arrangement exists, shipment has occurred and title has transferred, the sales price is fixed and determinable, collection of the resulting receivable is reasonably assured, and all significant obligations have been met. A provision is made at the time of shipment to estimate customer returns, which is reflected as a reduction of trade receivables, and estimated warranty repair/replacement costs, based on historical returns, changes in customer demand, and other factors. The Company does not allow for price-protection rights with any of its resellers or distributors. Probability of collection is assessed on a customer-by-customer basis. Customers

RACKABLE SYSTEMS, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

are subjected to a credit review process that evaluates the customers’ financial position and ultimately their ability to pay. If it is determined from the outset of an arrangement that collection is not probable based upon the review process, revenue is deferred until cash receipt.

Service revenue includes hardware maintenance, installation, training and consulting. Revenue from hardware maintenance contracts, which are sold separately, is recognized ratably over the contractual term, generally one to three years. Revenue from installation, training and consulting is recognized as the services are performed. Service revenues for the year ended December 31, 2003 and the nine month periods ended September 30, 2003 (unaudited) and 2004, were approximately $24,000, $15,000 and $49,000, respectively (none for all other periods presented).

The Company maintains a separate allowance for doubtful accounts for estimated losses based on management’s assessment of the collectibility of specific customer accounts and the aging of accounts receivable. Management analyzes accounts receivable and historical bad debts, customer concentrations, customer solvency, current economic and geographic trends, and changes in customer payment terms and practices when evaluating the adequacy of the allowance for doubtful accounts. If the financial condition of the Company’s customers deteriorates, resulting in an impairment of their ability to make payments, additional allowances may be required.

Deferred revenue is recorded when the payments or receivables for amounts currently due from the customers are recorded prior to the Company’s completion of the related performance obligations and recognized upon completion of those performance criteria.

Product Warranty—The Company’s warranty period for its products is generally one to three years. The Company accrues for estimated warranty costs concurrent with the recognition of revenue. The initial warranty accrual is based upon the Company’s historical experience and is included in accrued expenses. The amounts charged and accrued against the warranty reserve are as follows (in thousands):

	Period from October 1, 2002 to December 22, 2002 (Predecessor)	Period from December 23, 2002 to December 31, 2002	Year ended December 31, 2003	Nine months ended September 30, 2004
Balance—beginning of period	$—	$39	$46	$79

Current period accrual	39	7	508	792
Warranty expenditures charged to accrual	—	—	(475)	(605)

Balance—end of period	$39	$46	$79	$266

Advertising and Sales Promotion Costs—Advertising and sales promotion costs are expensed as incurred. Advertising costs consist primarily of magazine advertisements, agency fees, and other direct production costs. Advertising and sales promotion costs totaled approximately $50,000, $8,000 and $4,000 for the year ended December 31, 2003 and the nine-month periods ended September 30, 2004 and 2003 (unaudited), respectively (none for the years ended September 30, 2001 and 2002, the period from October 1, 2002 to December 20, 2002 (Predecessor) and the period from December 23, 2002 to December 31, 2002).

Research and Development Costs—Research and development costs are expensed as incurred.

Comprehensive Income (Loss)—Comprehensive income (loss) is defined as the change in equity of a company during a period from transactions and other events and circumstances excluding transactions resulting

RACKABLE SYSTEMS, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

from investments from owners and distributions to owners. For the Company, comprehensive income (loss) did not differ from the net income (loss) for any of the periods presented.

Stock Based Compensation—The Company has elected to follow Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (APB 25), and related interpretations in accounting for its employee stock options rather than the alternative fair value accounting provided for under SFAS No. 123, Accounting for Stock-Based Compensation (SFAS No. 123), as amended by SFAS No. 148. Under APB 25, when the exercise price of the Company’s employee and director stock options is equal to or greater than the market price of the underlying stock on the date of grant, no compensation expense is recognized.

SFAS No. 123 requires that stock option information be disclosed as if the Company had accounted for its employee stock options granted under the fair value method of SFAS No. 123. The fair value of these options was estimated at the date of grant using the Black-Scholes option pricing model, and was amortized using the multiple option approach over the options vesting period, with the following weighted-average assumptions:

	Predecessor
	Year Ended September 30,		Period from October 1, 2002 to December 22, 2002	Period from December 23, 2002 to December 31, 2002	Year Ended December 31, 2003	Nine Months Ended September 30,
	2001	2002				2003	2004
						(unaudited)
Dividend yield	—%	—%	N/A	—%	—%	—%	—%
Risk-free interest rate	5.03%	4.75%	N/A	2.76%	3.02%	3.01%	2.77%
Volatility	100%	100%	N/A	100%	100%	100%	100%
Weighted average expected life (in years)	5	5	N/A	5	5	5	5

Weighted average fair value of stock option grants	$0.28	$0.28	N/A	$0.17	$1.19	$0.94	$3.97

RACKABLE SYSTEMS, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

The following table summarizes relevant information as to reported results, with supplemental information as if the fair value recognition provisions of SFAS No. 123 had been applied (in thousands, except per share amounts):

	Predecessor
	Year Ended September 30,		Period from October 1, 2002 to December 22, 2002	Period from December 23, 2002 to December 31, 2002	Year Ended December 31, 2003	Nine Months Ended September 30,
	2001	2002				2003	2004
						(unaudited)
Net income (loss) attributable to common stockholders	$908	$1,004	$(319)	$(5,937)	$(54,111)	$(42,395)	$(41,084)

Add employee stock-based compensation as reported	—	—	—	—	48	23	180
Deduct stock-based compensation determined under the fair value based based method for all awards—net of cancellations	(24)	(12)	(2)	(5)	(435)	(266)	(756)

Pro forma net income (loss) attributable to common stockholders	$884	$992	$(321)	$(5,942)	$(54,498)	$(42,638)	$(41,660)

Basic net income (loss) attributable to common stockholders per share, as reported	$0.10	$0.09	$(0.03)	$(1.22)	$(11.10)	$(8.69)	$(5.72)

Diluted net income (loss) attributable to common stockholders per share, as reported	$0.10	$0.09	$(0.03)	$(1.22)	$(11.10)	$(8.69)	$(5.72)

Pro forma basic net income (loss) attributable to common stockholders per share	$0.10	$0.09	$(0.03)	$(1.22)	$(11.18)	$(8.74)	$(5.79)

Pro forma diluted net income (loss) attributable to common stockholders per share	$0.10	$0.09	$(0.03)	$(1.22)	$(11.18)	$(8.74)	$(5.79)

Stock compensation expense for options granted to nonemployees has been determined in accordance with SFAS No. 123, as the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measured. The fair value of options granted to nonemployees is remeasured as the underlying options vest and continues until the options are exercised.

RACKABLE SYSTEMS, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

Income Taxes—Rackable Systems accounts for income taxes using an asset and liability approach. Deferred income tax assets and liabilities result from temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements that will result in taxable or deductible amounts in future years. Deferred tax assets are reduced by a valuation allowance if it is more likely than not that some portion or all of the deferred tax assets will not be realized. In fiscal 2001 and 2002, the Predecessor elected to be treated as an S Corporation. Earnings and losses for the LLC and S Corporation periods are included in the personal income tax returns of the stockholders, and its financial statements do not include a provision for income taxes, except for state taxes.

Concentration of Credit Risk—Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of trade accounts receivable. Accounts receivable from three customers accounted for 27%, 14% and 11% of total accounts receivable at December 31, 2002. Accounts receivable from two customers accounted for 32% and 11% of total accounts receivable at December 31, 2003. Accounts receivable from one customer accounted for 46% of total accounts receivable at September 30, 2004.

Revenue from customers representing 10% or more of total revenue was as follows:

	Predecessor
	Year ended September 30,		Period from October 1, 2002 to December 22, 2002	Period from December 23, 2002 to December 31, 2002	Year ended December 31, 2003	Nine months ended September 30,
	2001	2002				2003	2004
						(unaudited)
Customer A	20%	—	—	1%	40%	22%	18%
Customer B	19%	1%	—	—	—	—	—
Customer C	—	32%	14%	—	6%	13%	—
Customer D	—	9%	23%	—	—	—	—
Customer E	—	4%	11%	—	4%	6%	—
Customer F	—	4%	1%	32%	2%	3%	—
Customer G	—	—	—	26%	3%	5%	2%
Customer H	—	—	8%	17%	—	—	2%
Customer I	—	—	—	—	1%	—	42%

Fair Value of Financial Instruments—The fair values of cash and cash equivalents reported in the accompanying balance sheets approximate their carrying value. The Company accounts for derivative instruments in accordance with the provisions of SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities (SFAS No. 133) and its related interpretations, and complies with SFAS No. 138, Accounting for Certain Derivative Instruments and Hedging Activities, an amendment of FASB Statement No. 133 (SFAS No. 138). SFAS Nos. 133 and 138 establish accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and hedging activities. These standards require that the Company record derivatives at their fair values on the balance sheet. At December 31, 2002 and 2003, and September 30, 2004, the Company had two nonhedged derivatives embedded in its Series A mandatorily redeemable preferred stock (see Note 12). Changes in the fair value of these embedded derivatives are recognized in the Statements of Operations.

Net Income (Loss) Per Share—Basic net income (loss) per share is computed by dividing net income (loss) attributable to common stockholders by the weighted average number of common shares outstanding for the period (excluding shares subject to repurchase). Diluted net income (loss) per share is computed by dividing the net income (loss) attributable to common stockholders for the period by the weighted average number of

RACKABLE SYSTEMS, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

common and common equivalent shares outstanding during the period. Potentially dilutive securities, composed of incremental common shares issuable upon the exercise of stock options and the redemption of preferred stock, are included in diluted net income per share to the extent such shares are dilutive. Diluted net loss per share was the same as basic net loss per share for all periods presented, since the effect of any potentially dilutive securities is anti-dilutive.

Unaudited Interim Financial Information—The interim financial information for the nine months ended September 30, 2003 is unaudited and has been prepared on the same basis as the audited financial statements. In the opinion of management, such unaudited information includes all adjustments (consisting only of normal recurring adjustments) necessary for fair presentation of the interim financial information.

Recently Issued Accounting Standards—In March 2004, the EITF reached a final consensus on Issue 03-01, The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments, to provide additional guidance in determining whether investment securities have an impairment which should be considered other-than-temporary. Management expects that the adoption of this Issue will not have an effect on the Company’s operating results or financial condition.

In December 2003, the Securities Exchange Commission (SEC) issued Staff Accounting Bulletin No. 104, Revenue Recognition (SAB 104), which codifies, revises and rescinds certain sections of SAB 101, Revenue Recognition in Financial Statements, in order to make this interpretive guidance consistent with current authoritative accounting and auditing guidance and SEC rules and regulations. The adoption of SAB 104 did not have a material effect on the Company’s operating results or financial condition.

In December of 2003, the FASB issued FASB Interpretation No. 46 (Revised), Consolidation of Variable Interest Entities, an interpretation of Accounting Research Bulletin No. 51 (FIN No. 46R). FIN No. 46R expands upon and strengthens existing accounting guidance that addresses when a company should include in its financial statements the assets, liabilities and activities of another entity. A variable interest entity is any legal structure used for business purposes that either does not have equity investors with voting rights or has equity investors that do not provide sufficient financial resources for the entity to support its activities. A variable interest entity often holds financial assets, including loans and receivables, real estate or other property. A variable interest entity may be essentially passive or it may engage in research and development or other activities on behalf of another company. Previously, one company generally has included another entity in its consolidated financial statements only if it controlled the entity through voting interests. FIN No. 46R changes that by requiring a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity’s activities or entitled to receive a majority of the entity’s residual returns or both. The effective date of FIN No. 46R has been deferred until the end of the first interim or annual reporting period ending after March 15, 2004. The Company does not have any variable interest entities.

In May of 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. SFAS No. 150 requires issuers to classify as liabilities (or assets in some circumstances) certain financial instruments that embody obligations. Financial instruments within the scope of SFAS No. 150 shall be initially measured at fair value and subsequently revalued with changes in value being reflected in interest cost. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. Restatement is not permitted. Upon the adoption of SFAS No. 150 on July 1, 2003, the Company reclassified the carrying amount of the Series A mandatorily redeemable preferred stock, including cumulative accretion to redemption value, from mezzanine debt to long-term liabilities. Accretion to redemption value subsequent to the adoption of SFAS No. 150 has been recorded to interest expense in the accompany Statements of Operations.

RACKABLE SYSTEMS, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

In April of 2003, the FASB issued SFAS No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities. SFAS No. 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under FASB Statement No. 133 (SFAS No. 133), Accounting for Derivative Instruments and Hedging Activities. This statement amends SFAS No. 133 for decisions made as part of the Derivative Implementation Group process that effectively required amendments to SFAS No. 133, in connection with other FASB projects dealing with financial instruments, and in connection with implementation issues that have been raised in relation to the application of the definition of a derivative. SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003. Also, the provisions of SFAS No. 149 that relate to SFAS No. 133 implementation issues that have been effective for fiscal years that began prior to June 15, 2003, should continue to be applied in accordance with respective effective dates. In addition, provisions of this statement related to forward purchases or sales of when-issued securities or other securities that do not yet exist, should be applied to both existing and new contracts entered into after June 30, 2003. The adoption of SFAS No. 149 had no impact on the Company’s financial statements.

In November 2002, the FASB issued Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others (FIN No. 45). FIN No. 45 elaborates on the existing disclosure requirements for most guarantees, including residual value guarantees issued in conjunction with operating lease agreements. It also clarifies that at the time a company issues a guarantee, the company must recognize an initial liability for the fair value of the obligation it assumes under that guarantee and must disclose that information in its interim and annual financial statements. The initial recognition and measurement provisions apply on a prospective basis to guarantees issued or modified after December 31, 2002. The adoption of the recognition requirements of FIN No. 45 did not have a material impact on the Company’s results of operations and financial position.

In November 2002, the FASB issued EITF Issue No. 00-21, Revenue Arrangements with Multiple Deliverables (EITF Issue No. 00-21). EITF Issue No. 00-21 addresses certain aspects of the accounting by a company for arrangements under which it will perform multiple revenue-generating activities. EITF Issue No. 00-21 addresses when and how an arrangement involving multiple deliverables should be divided into separate units of accounting. EITF Issue No. 00-21 provides guidance with respect to the effect of certain customer rights due to company nonperformance on the recognition of revenue allocated to delivered units of accounting. EITF Issue No. 00-21 also addresses the impact on the measurement and/or allocation of arrangement consideration of customer cancellation provisions and consideration that varies as a result of future actions of the customer or the company. Finally, EITF Issue No. 00-21 provides guidance with respect to the recognition of the cost of certain deliverables that are excluded from the revenue accounting for an arrangement. The adoption of EITF Issue No. 00-21 did not have a significant impact on the Company’s financial statements.

In June 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities, which addresses accounting for restructuring, discontinued operation, plant closing or other exit or disposal activity. SFAS No. 146 requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. SFAS No. 146 is to be applied prospectively to exit or disposal activities initiated after December 31, 2002. The adoption of SFAS No. 146 did not have a significant impact on the Company’s financial statements.

The Company accounts for stock-based compensation awards issued to employees using the intrinsic value measurement provisions of APB 25. Accordingly, no compensation expense has been recorded for stock options granted with exercise prices greater than or equal to the fair value of the underlying common stock at the option grant date. On December 16, 2004, the FASB issued SFAS No. 123 (revised 2004), Share-Based Payment (SFAS

RACKABLE SYSTEMS, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

123R). SFAS 123R eliminates the alternative of applying the intrinsic value measurement provisions of APB 25 to stock compensation awards issued to employees. Rather, the new standard requires enterprises to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. That cost will be recognized over the period during which an employee is required to provide services in exchange for the award, known as the requisite service period (usually the vesting period).

The Company has not yet quantified the effects of the adoption of SFAS 123R, but it is expected that the new standard may result in significant stock-based compensation expense. The pro forma effects on net income (loss) and net income (loss) per share if the Company had applied the fair value recognition provisions of original SFAS 123 on stock compensation awards (rather than applying the intrinsic value measurement provisions of APB 25) are in Stock Based Compensation above. Although such pro forma effects of applying original SFAS 123 may be indicative of the effects of adopting SFAS 123R, the provisions of these two statements differ in some important respects. The actual effects of adopting SFAS 123R will be dependent on numerous factors including, but not limited to, the valuation model chosen by the Company to value stock-based awards; the assumed award forfeiture rate; the accounting policies adopted concerning the method of recognizing the fair value of awards over the requisite service period; and the transition method (as described below) chosen for adopting SFAS 123R.

SFAS 123R will be effective for the Company’s fiscal quarter beginning July 1, 2005 and requires the use of the Modified Prospective Application Method. Under this method SFAS 123R is applied to new awards and to awards modified, repurchased, or cancelled after the effective date. Additionally, compensation cost for the portion of awards for which the requisite service has not been rendered (such as unvested options) that are outstanding as of the date of adoption shall be recognized as the remaining requisite services are rendered. The compensation cost relating to unvested awards at the date of adoption shall be based on the grant-date fair value of those awards as calculated for pro forma disclosures under the original SFAS 123. In addition, companies may use the Modified Retrospective Application Method. This method may be applied to all prior years for which the original SFAS 123 was effective or only to prior interim periods in the year of initial adoption. If the Modified Retrospective Application Method is applied, financial statements for prior periods shall be adjusted to give effect to the fair-value-based method of accounting for awards on a consistent basis with the pro forma disclosures required for those periods under the original SFAS 123.

Reclassifications—Certain amounts in the prior year financial statements have been reclassified to conform with the 2004 presentation.

RACKABLE SYSTEMS, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

3. ASSET PURCHASE

At the close of business on December 22, 2002 the Company acquired substantially all of the assets and liabilities of the Predecessor, in a transaction accounted for using the purchase method of accounting. Rackable Systems acquired the Predecessor to enter the market for high-density compute servers and high-capacity storage systems. The purchase consideration was allocated to the assets acquired and liabilities assumed based on their respective fair values, as follows (in thousands):

Cash	$437
Other current assets	4,400
Equipment	151
Investment	559
Other noncurrent assets	79
Goodwill	781
Intangible assets:
Patents	4,392
Tradename	3,487
Customer list	2,791
Customer backlog	156
Deferred tax liability	(1,442)
Other assumed liabilities	(2,451)

Total purchase consideration	$13,340

The determination of the estimated fair value of the intangible assets acquired required management to make significant estimates and assumptions, including, but not limited to: future expected cash flows from customer backlog and existing customers, acquired patents, the tradename and the market position of the acquired products and assumptions about the period of time the tradename will continue to be used in Rackable Systems’ product portfolio.

Total consideration of approximately $13,340,000 was comprised of $12,000,000 in cash, plus 4,875,980 shares of common stock with an estimated fair value of approximately $1,340,000, net of 2,299,024 shares subject to repurchase (see further discussion below). As part of the asset purchase arrangement, Rackable Systems entered into a warrant agreement with the Predecessor, whereby Rackable Systems would issue up to four warrants to the Predecessor, for each of four graduated investment target levels realized, as defined, by the principal investor in the preferred stock of the Company subsequent to the acquisition. The number of common shares represented by each warrant ranged from .5% to 1.75% of the Company’s outstanding common stock on a fully-diluted, as-converted basis, as of the closing date of the acquisition, up to an aggregate of 4.25% depending on the investment target levels achieved. The exercise price for each warrant was to be set at the date the investment targets were achieved. No value was ascribed to the warrants at the date of the acquisition given the uncertainty as to whether the investment targets could be achieved and the absence of an exercise price until the targets were achieved. In December 2004, the warrants were repurchased by the Company in exchange for a note payable in the principal of $3,000,000, of which approximately $2,040,000 was recorded as goodwill and the remaining $960,000 recorded to general and administrative expense in the quarter ended December 31, 2004 (see Note 22).

Under the terms of the asset purchase agreement, the Company has the right to repurchase up to 33% of the aggregate common stock issuable to the founders of the Predecessor, including shares to be issued under warrant arrangements, subject to their continuous employment for the period of one year from the purchase transaction

RACKABLE SYSTEMS, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

date. Under the provisions of EITF 95-8, Accounting for Contingent Consideration Paid to the Shareholders of an Acquired Enterprise in a Purchase Business Combination, the Company has accounted for the portion of the issued common stock subject to repurchase, totaling 2,299,024 shares, as a deferred compensation charge in the amount of approximately $669,000 (based on the aggregate fair value of the common shares at the acquisition date), to be expensed over the required one year service period. Such compensation expense, which was recorded to general and administrative expense, totaled approximately $16,000 for the period from December 23, 2002 to December 31, 2002, and $653,000 for the year ended December 31, 2003.

The tax basis of the intangible assets acquired totaled approximately $7,200,000, to be amortized on a straight-line basis over 15 years.

4. INVENTORIES

Inventories consist of the following (in thousands):

	December 31,		September 30, 2004
	2002	2003
Finished goods	$61	$478	$1,751
Evaluation units, net	200	472	460
Work in process	215	2,187	2,678
Raw materials	1,921	4,065	7,974
Reserves	(118)	(571)	(631)

Total inventories	$2,279	$6,631	$12,232

5. PROPERTY AND EQUIPMENT

Property and equipment consist of the following (in thousands):

	December 31,		September 30, 2004
	2002	2003
Leasehold improvements	$46	$56	$349
Manufacturing equipment	31	64	289
Furniture and fixtures	34	44	272
Computer equipment	116	515	740
Vehicles	—	14	14

	227	693	1,664
Less accumulated depreciation and amortization	(75)	(172)	(325)

Property and equipment, net	$152	$521	$1,339

6. INVESTMENT

In November 2000, the Predecessor received 42,688 shares of Series C preferred stock in Google, Inc. (as adjusted for stock-splits) valued at $99,997 in exchange for accounts receivable from the customer. The Predecessor accounted for such investment under the cost method.

In connection with the acquisition of the Predecessor (see Note 3), management estimated the investment in Google, Inc. to have a fair market value of approximately $559,000 at December 22, 2002. The carrying amount of the investment was increased to this amount at the acquisition date in connection with the allocation of the

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NOTES TO FINANCIAL STATEMENTS—(Continued)

purchase consideration for the acquisition. In determining the estimated fair market value, management used the weighted average reassessed value per share of Google’s common stock for the first quarter of 2003, as disclosed in Google’s registration statement filed with the Securities and Exchange Commission in 2004. The adjusted carrying amount of the investment continued to be accounted for under the cost method.

In August 2004 the Company sold all of the Google shares and received net proceeds of approximately $3,527,000. A realized gain on the sale of the Google shares of approximately $2,968,000 is included in other income (expense) for the nine months ended September 30, 2004.

7. INTANGIBLE ASSETS

Intangible assets consist of the following (in thousands):

	December 31,		September 30, 2004
	2002	2003
Intangible assets subject to amortization:
Patents	$4,392	$4,538	$4,599
Customer list	2,791	2,791	2,791
Customer backlog	156	156	156

	7,339	7,485	7,546
Accumulated amortization	(137)	(1,637)	(2,738)

Amortized intangible assets, net	7,202	5,848	4,808

Intangible assets not subject to amortization:
Goodwill	781	781	781
Tradename	3,487	3,487	3,487

	4,268	4,268	4,268

Total intangible assets, net	$11,470	$10,116	$9,076

Amortization expense for patents, customer list and customer backlog was as follows (in thousands):

	Period from December 23, 2002 to December 31, 2002	Year Ended December 31, 2003	Nine Months Ended September 30, 2004
Patents	$22	$886	$682
Customer list	15	558	419
Customer backlog	100	56	—

Total	$137	$1,500	$1,101

Estimated amortization expense for the three month period ending December 31, 2004 and the subsequent years ending December 31 is as follows (in thousands):

2004	$372
2005	$1,478
2006	$1,478
2007	$1,439
2008	$34
2009	$7

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NOTES TO FINANCIAL STATEMENTS—(Continued)

8. ACCRUED EXPENSES

Accrued expenses consist of the following (in thousands):

	December 31,		September 30, 2004
	2002	2003
Accrued commission	$107	$268	$1,060
Accrued payroll and related expenses	126	394	918
Accrued warranty	46	79	266
Other accrued expenses	97	213	153

Total accrued expenses	$376	$954	$2,397

9. SIGNIFICANT RESERVES

A summary of the activity in the reserves relating to doubtful accounts receivable and sales returns is as follows (in thousands):

	Beginning Balance	Additions	Reductions	Ending Balance
Accounts Receivable Reserve

October 1, 2002 to December 22, 2002 (Predecessor)	$—	$—	$—	$—
December 23, 2002 to December 31, 2002	—	—	—	—
Year ended December 31, 2003	—	30	(30)	—
Nine months ended September 30, 2004	—	139	(3)	136

Sales Return Reserve

October 1, 2002 to December 22, 2002 (Predecessor)	—	64	—	64
December 23, 2002 to December 31, 2002	64	—	(5)	59
Year ended December 31, 2003	59	35	(12)	82
Nine months ended September 30, 2004	82	—	(7)	75

Management determined that no reserves for accounts receivable and sales returns were necessary as of September 30, 2002 and 2001.

10. BORROWINGS UNDER LINE OF CREDIT

The Company has a line of credit agreement with a bank that provides for borrowings not to exceed the lesser of $15,000,000 or the sum of 80% of eligible accounts receivable and loans from the bank in the aggregate principal amount of $6,000,000, provided that such loans shall only be available as long as the Company maintains profitability in each of the two preceding fiscal quarters. The line of credit agreement matures on March 31, 2005, and provides an aggregate sub-limit of $3,000,000 for letters of credit, cash management services and reserves, as defined, and foreign exchange contracts. Borrowings under the line of credit bear interest at prime plus 1.00% (5.75% at September 30, 2004) and are secured by substantially all of the Company’s assets, including intellectual property rights. The line of credit agreement, as amended, contains financial covenants that specify minimum profitability and tangible net worth requirements. Borrowings under the line of credit totaled $15,000,000 at September 30, 2004 (none at December 31, 2003 and 2002). There were no available borrowings under the line of credit at September 30, 2004.

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NOTES TO FINANCIAL STATEMENTS—(Continued)

11. COMMITMENTS AND CONTINGENCIES

Operating Leases—The Company leases its operating facility under an operating lease, which expires on June 30, 2009. According to the terms of the lease, the Company is responsible for its proportionate share of maintenance, taxes and insurance expenses.

Future minimum lease payments under operating leases for the three month period ending December 31, 2004 and the subsequent years ending December 31 are as follows (in thousands):

2004	$111
2005	452
2006	437
2007	421
2008	434
2009	220

Total	$2,075

Total rent expense for the years ended September 30, 2001 and 2002, the period from October 1, 2002 to December 22, 2002, the year ended December 31, 2003 and the nine-month periods ended September 30, 2004 and 2003 (unaudited) was $90,175, $331,796, $75,154, $280,048, $242,646 and $210,036, respectively (none for the period from December 23, 2002 to December 31, 2002).

Purchase Commitments—In connection with an agreement with one of its suppliers, the Company has agreed to purchase a minimum of 5,000 units of remote management cards annually for three years, through 2006. The approximate commitment for 2005 and 2006 is $155,000 per annum.

Pursuant to a September 2003 agreement with Yahoo!, the Company agreed to spend $250,000 in marketing with Yahoo! over an 18 month period, with the condition that Yahoo! purchase a minimum of $14,000,000 of products from the Company during the first twelve months of the arrangement. As of September 30, 2004, no amounts have been paid to Yahoo! pursuant to this agreement. Management anticipates that the marketing expenditures to Yahoo! will be incurred in 2005 and recorded to expense at that time, given that the Company will receive an identifiable benefit in exchange for the marketing expenditures and that the fair value of the benefit received in exchange for the expenditures can be readily determined.

Indemnification agreements—The Company enters into standard indemnification agreements with its customers and certain other business partners in the ordinary course of business. These agreements include provisions for indemnifying the customer against any claim brought by a third party to the extent any such claim alleges that the Company’s product infringes a patent, copyright or trademark, or misappropriates a trade secret, of that third party. The agreements generally limit the scope of the available remedies in a variety of industry-standard methods, including but not limited to product usage and geography-based limitations, a right to control the defense or settlement of any claim, and a right to replace or modify the infringing products to make them non-infringing. The Company has not incurred significant expenses related to these indemnification agreements and no material claims for such indemnifications are outstanding as of September 30, 2004. As a result, the Company believes the estimated fair value of these indemnification agreements, if any, to be de minimus; accordingly, no liability has been recorded with respect to such indemnifications as of September 30, 2004.

General—From time to time, the Company is party to certain other claims and legal proceedings that arise in the course of business. There are no such matters at September 30, 2004 which, in the opinion of management, will have a material adverse effect on the Company’s financial position or results of operations.

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NOTES TO FINANCIAL STATEMENTS—(Continued)

12. MANDATORILY REDEEMABLE CONVERTIBLE PREFERRED STOCK

On December 23, 2002 in connection with the asset purchase of the Predecessor, the Company issued 20,000,000 shares of Series A mandatorily redeemable convertible preferred stock (Series A) for an aggregate purchase price of $20,000,000.

On February 13, 2003 the Company issued an additional 1,000,000 shares of Series A for an aggregate purchase price of $1,000,000.

Dividends—The holders of Series A shall be entitled to receive dividends, when and if declared by the Board of Directors, out of funds legally available prior and in preference to any declaration or payment of any dividend on any other series or class of capital stock. Dividends on each share of Series A accrue on a daily basis (assuming a 365-day year) at the rate of 10% per annum on the sum of the Liquidation Value, defined as $1.00 per share with respect to Series A and Series B mandatorily redeemable convertible preferred stock thereof plus all accumulated or accrued and unpaid dividends. Such dividends accrue whether or not they have been declared and whether or not there are legally available funds, and are cumulative such that all accrued and unpaid dividends shall be fully paid upon liquidation or dissolution. To the extent not paid on the last day of December, March, June and September of each year beginning December 31, 2002, all dividends which have been accrued on each share of Series A outstanding during the quarterly period there ending shall be accumulated. Additionally, if the Company declares a dividend on common stock the holders of Series A will be entitled to a proportionate share of the dividend based on the number of common shares that will be held upon conversion.

Immediately upon issuance, the Company recorded accretion of approximately $4,559,000, to the face amount of $19,200,000, for 19,200,000 of the 20,000,000 shares of Series A issued on December 23, 2002. The initial carrying value used to determine the accretion at December 23, 2002 was net of financing costs of approximately $668,000, and the bifurcated fair value of embedded derivatives, totaling approximately $3,891,000 (see Note 13). A total of 800,000 shares of Series A issued on December 23, 2002 were to company executives, subject to separate accounting treatment discussed in Note 14.

Immediately upon issuance, the Company recorded accretion of approximately $422,000, to the face amount of $1,000,000, for the 1,000,000 shares of Series A issued on February 13, 2003. The initial carrying value used to determine the accretion at February 13, 2003 was net of financing costs of approximately $10,000, and the bifurcated fair value of embedded derivatives, totaling approximately $412,000 (Note 13).

Conversion—Each share of Series A shall convert automatically into a Conversion Unit (consisting of one share of Series B redeemable convertible preferred stock and 0.7 shares of common stock) on the date specified by written consent or agreement of the holders of a majority of the then outstanding shares of Series A. The common stock portions of the Conversion Units are subject to anti-dilution protection in the event of stock-splits or stock dividends. Such conversion can also occur at the option of the holders.

Voting Rights—Each share of Series A shall entitle the holder thereof to cast the number of votes per share as is equal to the number of votes that such holder would be entitled to cast assuming that such shares of Series A had been converted.

Redemption—Automatic redemption for cash will occur at the earlier of December 20, 2009 or immediately prior to a sale of the Company or an initial public offering. The Company may at any time redeem the Series A. The redemption amount per share of Series A then outstanding shall equal the sum of:

(a) the greater of (i) the face value (plus any accumulated or accrued but unpaid dividends thereon) or (ii) product of the face value multiplied by 1.25, and

RACKABLE SYSTEMS, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

(b) the fair value of the number of shares of common stock the holder of the shares of Series A would be entitled to receive upon conversion of such shares. This portion of the redemption amount may be settled in cash or common stock at the option of the holder.

Liquidation—In the event of a liquidation, dissolution or winding-up of the Company (including a change in control) the holders of Series A will be entitled to a distribution equal to the greater of (a) the face value plus accrued but unpaid dividends or (b) the face value multiplied by 1.25 prior to any distributions to common stockholders.

Tax Structure—The structure of the Series A and B preferred stock is designed to comply with Section 305 of the Internal Revenue Service code, which provides the general rule that a shareholder’s gross income does not include the amount of any distribution of stock by a corporation to the shareholder with respect to its stock.

Series B Preferred Stock—The terms of the Company’s Series B preferred stock are the same as the Series A with the following exceptions:

(a) Series B has no voting rights;

(b) Series B is not convertible;

(c) Series B is redeemable at the greater of (i) the face value (plus any accumulated or accrued but unpaid dividends thereon) or (ii) product of the face value multiplied by 1.25; and

(d) Series B stockholders do not participate in dividends with common stockholders.

Adoption of SFAS No. 150—Effective July 1, 2003, upon the adoption of SFAS No. 150, the Company reclassified the aggregate carrying value of Series A at that date, totaling approximately $21,400,000, net of deferred compensation of $1,839,000 associated with the 800,000 shares of Series A issued to the two Company executives, to long-term liabilities. Subsequent to the adoption of SFAS No. 150, for the year ended December 31, 2003 and the nine month periods ended September 30, 2004 and 2003 (unaudited), the Company recorded accretion for preferred stock dividends of approximately $1,088,000, $1,825,000 and $538,000, respectively, which is included as a component of interest expense in the Statements of Operations.

Preferred Stock Conversion and Repurchase—On September 30, 2004, the holder of the Series A converted 1,680,000 shares of Series A into Conversion Units, resulting in the issuance of 1,680,000 shares of Series B preferred stock and 1,176,000 shares of common stock. In October 2004 the Company repurchased the Series B preferred stock for $2,100,000 in cash, which equaled the Series B preferred stock redemption price, as defined in the Company’s Amended and Restated Certificate of Incorporation. As discussed in Note 13, the common stock portion of the Conversion Unit is considered an embedded derivative which is bifurcated and accounted for separately at fair value. At the conversion date of the 1,680,000 shares of Series A into Conversion Units, the carrying amount of the Series A was accreted to the full redemption amount of the Series B into which it converted, resulting in an incremental charge to interest expense of approximately $91,000. In addition, the aggregate fair value of the embedded derivative associated with the common stock portion of the Conversion Units, totaling approximately $8,318,000 was reclassified from embedded derivative in preferred stock to common stock and additional paid in capital (approximately $1,000 and $8,317,000, respectively).

13. EMBEDDED DERIVATIVES IN PREFERRED STOCK

The Series A redemption feature that provides for settlement of the common stock portion of the Conversion Unit in cash at the option of the holder effectively provides the holder of Series A with a call option that is

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NOTES TO FINANCIAL STATEMENTS—(Continued)

considered an embedded call option derivative under SFAS No. 133. Consequently, the common stock portion of the Conversion Unit must be bifurcated and accounted for separately. On December 23, 2002 (first issuance date), the fair value of the embedded call option was approximately $3,763,000, recorded as a liability at the date of issuance, reducing the recorded value of Series A. On February 13, 2003 (second issuance date), the fair value of the embedded call option was approximately $412,000, recorded as a liability at the second issuance date, reducing the recorded value of the second issuance of Series A. In accordance with the provisions of SFAS No. 133, the Company is required to adjust the carrying value of such embedded call option to fair value at each reporting date and recognize the change in fair value in the Statement of Operations. As a result, during the period from December 23, 2002 to December 31, 2002, the year ended December 31, 2003, and the nine months ended September 30, 2004 and 2003 (unaudited), the Company recognized expense of approximately $1,211,000, $51,443,000, $38,851,000 and $38,398,000, respectively, recorded as a component of changes in fair value of embedded derivatives in preferred stock in the Statements of Operations. At December 31, 2002 and 2003, and September 30, 2004, the estimated fair value of the embedded call option was approximately $4,974,000, $56,829,000 and $91,150,000, respectively. The balance at September 30, 2004 includes $3,788,000 representing the bifurcated fair value of the embedded call option derivative in the 800,000 shares of Series A preferred stock issued to two Company executives (see Note 14).

The Series A redemption feature that provides for redemption at the greater of (i) the face value (plus any accumulated or accrued but unpaid dividends thereon) or (ii) product of the face value multiplied by 1.25 effectively provides the holders of the Series A with a put option that is considered an embedded derivative under SFAS No. 133. Consequently the embedded put option must be bifurcated and accounted for separately. On December 23, 2002 (first issuance date), the fair value of the embedded put option was $128,000, recorded as a liability at the date of issuance, reducing the recorded value of the Series A. On February 13, 2003 (second issuance date), the fair value of the embedded derivative was insignificant. In accordance with the provisions of SFAS No. 133, the Company is required to adjust the carrying value of the embedded put option to fair value at each reporting date and recognize the change in fair value in the Statement of Operations. At December 31, 2002 and 2003, and September 30, 2004, the estimated fair value of the put option in the Series A was approximately $128,000, $73,000 and $28,000, respectively. As a result, during the year ended December 31, 2003, and the nine months ended September 30, 2004 and 2003 (unaudited), the Company recognized income of approximately $55,000, $45,000 and $41,000, respectively (none for the period from December 23, 2002 to December 31, 2002), recorded as a component of changes in fair value of embedded derivatives in preferred stock in the Statements of Operations.

14. DEFERRED STOCK-BASED COMPENSATION ON PREFERRED STOCK

Deferred stock-based compensation on preferred stock consists of the following (in thousands):

	December 31,		September 30, 2004
	2002	2003
Notes and accrued interest receivable from executives	$800	$826	$847
Deferred compensation payable	(800)	(825)	—
Deferred stock-based compensation on preferred stock, net of amortization	800	2,790	—

Total	$800	$2,791	$847

Notes Receivable from Company Executives—In connection with the acquisition of the Predecessor on December 23, 2002, the Company issued two company executives a total of 800,000 shares of Series A, with an

RACKABLE SYSTEMS, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

aggregate fair value of $800,000, in exchange for promissory notes payable in full on the earlier of December 20, 2011, including any accrued interest (at 3.31%, compounded annually), or the occurrence of a public offering or sale of the Company. These notes were 50% recourse and 50% nonrecourse, secured by a pledge of Series A. The carrying amount of the notes receivable and accrued interest, recorded as a component of deferred compensation on preferred stock in the accompanying balance sheet, totaled approximately $800,000, $826,000 and $847,000 at December 31, 2002 and 2003, and September 30, 2004, respectively. As discussed below, the two company executives repaid the notes and accrued interest in October 2004.

Deferred Compensation Payable—In connection with these notes receivable, the Company entered into deferred compensation agreements with both executives on December 23, 2002. In consideration for services provided, the Company was obligated to pay these executives a lump sum amount of $800,000, upon the consummation of a public offering or sale of the Company. This lump-sum was to be increased by $25,000 per year for three years. If a sale or public offering was not consummated prior to the due date of the notes the deferred compensation balance was payable upon maturity of the notes. The liability associated with the deferred compensation arrangement totaled $800,000 and $825,000 at December 31, 2002 and 2003, and is recorded in the accompanying balance sheet as a reduction of deferred stock-based compensation on preferred stock. As discussed below, in September 2004, the Company satisfied the deferred compensation liability through a lump-sum payment of $850,000 to the two executives.

Deferred Stock-Based Compensation on Preferred Stock—Since the notes receivable from the Company executives were not full recourse and were effectively repaid through the deferred compensation arrangements, the Company accounted for the Series A stock issuance, promissory notes, and deferred compensation arrangements as the issuance of stock options to the executives. The difference between the outstanding balance including accrued interest and the amount payable under the deferred compensation arrangement was treated as the option’s exercise price. Since this difference increased over the life of the promissory notes, the option’s exercise price was unknown. Accordingly, the Company followed variable accounting for the stock option by remeasuring the fair value of such award, based on the increase in fair value of the Series A, until the notes receivable were repaid. The cumulative increase in fair value of approximately $3,956,000 was recorded through an increase to the carrying amount of Series A with an offsetting increase to deferred stock-based compensation on preferred stock. The initial deferred compensation amount of $800,000, coupled with the increase of fair value of $3,956,000 on the 800,000 shares of Series A, are amortized, on a straight-line basis, over the nine-year term of the notes receivable, through a charge to general and administrative expenses. As a result, during the year ended December 31, 2003 and the nine months ended September 30, 2004 and 2003 (unaudited), the Company recognized approximately $268,000, $442,000 and $167,000, respectively (none during the period from December 23, 2002 to December 31, 2002), as a compensation charge to general and administrative expense in the Statements of Operations.

On September 30, 2004, the Company amended its deferred compensation agreement with the two Company executives and satisfied its deferred compensation liability through a lump-sum payment of $850,000 to the two executives. The two executives subsequently repaid the entire outstanding notes receivable balance, including accrued interest, totaling approximately $847,000, in October 2004. As these events effectively resulted in the exercise of the options, variable accounting ceased upon the payment of the deferred compensation to the two executives. Consequently, the unamortized deferred stock-based compensation balance on preferred stock of approximately $4,049,000 as of September 30, 2004 was charged to general and administrative expense during the quarter then ended. The exercise of these options resulted in the issuance of the Series A preferred stock. As discussed in Note 13, the conversion feature embedded in the preferred stock should be accounted for separately. Accordingly, the fair value of the embedded call option derivative in the 800,000 shares of Series A preferred stock at September 30, 2004, totaling $3,788,000, was bifurcated from the carrying

RACKABLE SYSTEMS, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

amount of the preferred stock at that date and accounted for separately as a liability. The fair value of the embedded put option derivative in the 800,000 shares of Series A preferred stock was insignificant.

15. STOCKHOLDERS’ EQUITY (DEFICIT)

Members’ Capital—The Predecessor was a Limited Liability Corporation (“LLC”) from October 20, 1999 (inception) to December 1, 2000, when its net assets were exchanged for common stock of Predecessor.

Common Stock—On December 23, 2002, the Company issued 7,175,004 shares of common stock to the Predecessor’s stockholders, of which 2,299,024 shares are subject to the Company’s repurchase (see Note 3).

The Company has reserved the following shares of authorized but unissued common stock as of September 30, 2004:

Series A redeemable convertible preferred stock	13,524,000
Options available for grant under stock option plans	98,500
Options issued and outstanding under stock option plans	3,351,500

Total	16,974,000

16. STOCK BASED COMPENSATION

Stock Option Plan—During the fiscal year ended September 30, 2001, the Predecessor adopted the 2001 Stock Option Plan (the “2001 Plan”) which allows the Predecessor to grant up to 1,500,000 incentive or nonstatutory stock options to key employees, directors and consultants. Options may be granted at not less than the fair market value for incentive stock options and for nonstatutory stock options at the date of grant as determined by the Board of Directors. The options generally expire five to ten years from the date of grant. Incentive stock options and nonstatutory options generally vest at a rate of 20% per year over five years from the date the option is granted.

In connection with the acquisition of the Predecessor in December 2002, all outstanding stock options under the 2001 Plan were cancelled. In December of 2002, the Company adopted the 2002 Stock Option Plan (the “2002 Plan”) which allows the Company to grant up to 3,125,000 incentive or nonstatutory stock options to key employees, directors and consultants. Options may be granted at not less than the fair market value for incentive stock options and for nonstatutory stock options at the date of grant as determined by the Board of Directors. The options generally expire five to ten years from the date of grant. Incentive stock options and nonstatutory options generally vest at a rate of 20% per year over five years from the date the option is granted. During the year ended December 31, 2003, the number of stock options authorized for issuance under the 2002 Plan was increased by 325,000.

RACKABLE SYSTEMS, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

A summary of stock option activity under the 2001 Plan and 2002 Plan is as follows:

	Shares Available for Future Grants	Outstanding Options
		Shares	Weighted Average Exercise Price
Balance at October 1, 2000 (Predecessor)	—	—	—

Shares authorized for grant—2001 Plan	1,500,000	—	—
Options granted (weighted average fair value of $0.28 per share)	(544,768)	544,768	$0.36
Options exercised	—	—	—
Options canceled	54,264	(54,264)	$0.36

Balance at September 30, 2001 (Predecessor)	1,009,496	490,504	$0.36

Options granted (weighted average fair value of $0.28 per share)	(227,657)	227,657	$0.36
Options exercised	—	—	—
Options canceled	465,633	(465,633)	$0.36

Balance at September 30, 2002 (Predecessor)	1,247,472	252,528	$0.36

Options granted	—	—	—
Options exercised	—	(232,928)	$0.36
Options canceled	19,600	(19,600)	$0.36

Balance at December 22, 2002 (Predecessor)	1,267,072	—	$—

Shares authorized for grant—2002 Plan	3,125,000	—	—
Options granted (weighted average fair value of $0.17 per share)	(2,500,000)	2,500,000	$0.86
Options exercised	—	—	—
Options canceled	—	—	—

Balance at December 31, 2002	625,000	2,500,000	$0.86

Additional shares authorized for grant—2002 Plan	325,000	—	—
Options granted (weighted average fair value of $1.19 per share)	(1,002,500)	1,002,500	$0.85
Options exercised	—	—	—
Options canceled	500,000	(500,000)	$1.05

Balance at December 31, 2003	447,500	3,002,500	$0.82

Options granted (weighted average fair value of $3.97 per share)	(351,000)	351,000	$2.19
Options exercised	—	—	—
Options canceled	2,000	(2,000)	$4.00

Balance at September 30, 2004	98,500	3,351,500	$0.96

In connection with the stock options granted to employees under the 2002 Plan, the Company has recorded cumulative deferred stock-based compensation, net of cancellations, of $1,381,000, which represents the difference between the option exercise price and the deemed fair market value of the common stock determined for financial reporting purposes on the grant date. The deferred compensation will be recognized as an expense over the vesting period of the underlying stock options, generally five years. The Company recorded stock-based compensation expense associated with option grants for common stock of approximately $48,000, $180,000, and $23,000 for the year ended December 31, 2003 and the nine months ended September 30, 2004 and 2003 (unaudited), respectively.

RACKABLE SYSTEMS, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

The following table summarizes information about the stock options outstanding under the 2002 Plan at September 30, 2004:

	Options at September 30, 2004
	Outstanding		Vested and Exercisable
Exercise Price	Number of Options	Weighted Average Remaining Contractual Life (In Years )	Number of Options Vested	Weighted Average Exercise Price
$0.48	1,736,000	8.24	603,085	$0.48
$0.75	195,000	8.88	23,000	$0.75
$1.00	237,000	9.23	4,573	$1.00
$1.43	1,000,000	8.22	350,000	$1.43
$3.00	140,500	9.55	—	—
$4.00	43,000	9.88	354	$4.00

	3,351,500	8.42	981,012	$0.83

17. INCOME TAXES

Rackable Systems accounts for income taxes using an asset and liability approach. Deferred income tax assets and liabilities result from temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements that will result in taxable or deductible amounts in future years. Valuation allowances are provided when necessary to reduce deferred tax assets to the amount expected to be realized. In fiscal 2002 and 2001, the Predecessor elected to be treated as an S Corporation. Earnings and losses for the LLC and S Corporation periods are included in the personal income tax returns of the stockholders, and its financial statements do not include a provision for income taxes, except for minimal current state liabilities. The income tax provisions for the period from December 23, 2002 to December 31, 2002, the year ended December 31, 2003, and the nine months ended September 30, 2004, consisted of the following (in thousands):

	Period from December 23, 2002 to December 31, 2002	Year ended December 31, 2003	Nine months ended September 30, 2004
Current:
Federal	$—	$1,278	$3,047
State	1	354	844

Total	1	1,632	3,891

Deferred:
Federal	(34)	(849)	(672)
State	(9)	(235)	(186)

Total	(43)	(1,084)	(858)

Income tax expense (benefit)	$(42)	$548	$3,033

RACKABLE SYSTEMS, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

Significant components of the deferred tax assets and liabilities at December 31, 2002 and 2003, and September 30, 2004, were as follows (in thousands):

	December 31,		September 30, 2004
	2002	2003
Current deferred tax assets:
Allowances for receivables and inventories	$86	$544	$543
Accrued vacation	22	42	89
Accrued compensation	50	157	545
Accrued warranty	19	32	108
Capitalized overhead related to inventory	49	160	201
Other	40	—	5

Total current deferred tax assets	266	935	1,491

Long-term deferred tax liability:
Intangible asset basis differential	(1,402)	(987)	(685)

Net deferred tax asset (liability)	$(1,136)	$(52)	$806

The following table provides a reconciliation of statutory income tax rate for the period from December 23, 2002 to December 31, 2002, the year ended December 31, 2003, and the nine months ended September 30, 2004:

	Period from December 23, 2002 to December 31, 2002	Year ended December 31, 2003	Nine months ended September 30, 2004
Federal statutory rate benefit	(35)%	(35)%	(35)%
Change in fair value of embedded derivatives	32%	34%	36%
Deferred compensation	—	1%	4%
State franchise tax, net of federal tax benefit	—	—	1%
Preferred stock dividends recorded as interest expense	—	1%	2%

	(3)%	1%	8%

18. EMPLOYEE BENEFIT PLANS

Defined Contribution Plans—Effective October 1, 2000, the Predecessor established a defined contribution profit sharing plan (the “Plan”). Employees who are at least 21 years of age and complete one year of service are eligible to receive discretionary employer profit sharing contributions. Participant accounts become vested beginning after the second year of service at 20% per year. During the year ended September 30, 2002, the Predecessor recorded contributions to the Plan of $62,051 (none for the year ended September 30, 2001).

Effective September 1, 2003, Rackable Systems established a 401(k) retirement plan covering substantially all employees. The plan provides for voluntary salary reduction contributions up to the maximum allowed under Internal Revenue Service rules ($13,000 for calendar year 2004). Rackable Systems can make annual contributions to the plan at the discretion of the Board of Directors. No contributions have been made by Rackable Systems for the periods presented.

Defined Benefit Plan—The Predecessor established a noncontributory defined benefit plan effective as of September 1, 2001. Benefits under the plan were determined as (i) the number of years of credited service, not to

RACKABLE SYSTEMS, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

exceed twenty years, times $411 per month for stockholders who own 30% or more of the employer, and (ii) the number of years of credited service, not to exceed five years, times $50 per month as defined in the plan document for all other eligible participants. The Company made annual contributions to the plan that were within the range of the minimum funding requirements and the maximum deductible limitations established by the Employees Retirement Income Security Act of 1974.

In connection with the asset purchase by Rackable Systems, the Predecessor retained responsibility for any future liabilities arising from depreciation of plan assets. The plan was terminated subsequent to the acquisition of the Predecessor, whereupon all accrued benefits became 100% vested and were distributed to the plan participants. Benefit cost, employer contributions, and benefits paid by the Predecessor for the year ended September 30, 2002 were approximately $82,000, $110,000, and none, respectively. The fair value of the plan assets at September 30, 2002 was approximately $110,000 and the benefit obligation was approximately $86,000.

19. ENTERPRISE AND RELATED GEOGRAPHIC INFORMATION

The Company is managed by its executive officers in Milpitas, California and has no long-lived assets outside of the United States. The Company operates in two reportable business segments: the design, developing and marketing of customized high-density compute servers and high-capacity storage systems. The Company’s chief operating decision maker is the CEO. Sales revenue from both domestic and international customers, and on a percentage basis by country (based on the address of the customer on the invoice) were as follows:

	Predecessor
	Year Ended September 30,		Period from October 1, 2002 to December 22, 2002	Period from December 23, 2002 to December 31, 2002	Year ended December 31, 2003	Nine months ended September 30,
	2001	2002				2003	2004
			(In Thousands)			(unaudited)
Domestic revenue	$26,201	$20,262	$6,293	$715	$52,723	$25,276	$84,091
International revenue	244	108	214	2	157	—	2,676

Total gross revenue	$26,445	$20,370	$6,507	$717	$52,880	$25,276	$86,767

Revenue by country:
United States	99%	99%	97%	100%	100%	100%	97%
Republic of China	—	—	—	—	—	—	1%
France	—	1%	3%	—	—	—	—
Other	1%	—	—	—	—	—	2%

Total	100%	100%	100%	100%	100%	100%	100%

RACKABLE SYSTEMS, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

Subsequent to the acquisition of the Predecessor in December 2002, management commenced the tracking and monitoring of revenue by business segment. As such, sales revenue for the periods prior to January 1, 2003 is not reported. Sales revenue for the high-density compute server and high-capacity storage system segments for the year ended December 31, 2003 and the nine-month periods ended September 30, 2003 (unaudited) and 2004 were as follows (in thousands):

	Year ended December 31, 2003	Nine months ended September 30,
		2003	2004
		(unaudited)
Compute servers	$49,172	$23,058	$81,389
Storage systems	3,708	2,218	5,378

Total gross revenue	$52,880	$25,276	$86,767

Cost of revenue information by segment is not available. Accordingly, only revenue by segment is reported.

20. NET INCOME (LOSS) PER SHARE

Basic and diluted net income (loss) attributable to common stockholders per share were calculated as follows (in thousands, except shares and per share data):

	Predecessor
	Year Ended September 30,		Period from October 1, 2002 to December 22, 2002	Period from December 23, 2002 to December 31, 2002	Year ended December 31, 2003	Nine months Ended September 30,
	2001	2002				2003	2004
						(unaudited)
Net income (loss) attributable to common stockholders	$908	$1,004	$(319)	$(5,937)	$(54,111)	$(42,395)	$(41,084)

Weighted average number of common shares—basic	8,806,525	10,635,659	10,635,659	4,875,981	4,875,981	4,875,981	7,187,787

Basic net income (loss) attributable to common stockholders per share	$0.10	$0.09	$(0.03)	$(1.22)	$(11.10)	$(8.69)	$(5.72)

Weighted average number of common shares—diluted	8,806,525	10,635,659	10,635,659	4,875,981	4,875,981	4,875,981	7,187,787

Diluted net income (loss) attributable to common stockholders per share	$0.10	$0.09	$(0.03)	$(1.22)	$(11.10)	$(8.69)	$(5.72)

RACKABLE SYSTEMS, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

For the period from December 23, 2002 to December 31, 2002, the year ended December 31, 2003 and the nine months ended September 30, 2004 and 2003 (unaudited), the Company had securities outstanding which could potentially dilute basic earnings per share in the future, but the incremental shares from the assumed exercise of these securities were excluded in the computation of diluted net loss per share, as their effect would have been anti-dilutive. The weighted average number of such outstanding securities consisted of the following:

	Period from December 23, 2002 to December 31, 2002	Year ended December 31, 2003	Nine months Ended September 30,
			2003	2004
			(unaudited)
Outstanding options	—	1,360,620	1,172,102	2,573,544
Assumed issuable shares of common stock upon redemption of preferred stock	14,000,000	14,700,000	14,700,000	14,687,124

Total	14,000,000	16,060,620	15,872,102	17,260,668

21. RELATED PARTY TRANSACTIONS

On December 23, 2002 the Company entered into an advisory agreement with its principal investor, Parthenon Capital, LLC (“Parthenon”), pursuant to which Parthenon agreed to provide management advisory services to the Company for a renewable five year term for a fee of $210,000 per annum, payable in quarterly installments of $52,500. In addition to the fees for management advisory services, the agreement stipulated certain closing and funding fees, as defined, in connection with services provided by Parthenon with respect to the structuring of the securities purchase agreement for the mandatorily redeemable preferred stock issued by the Company in December 2002. Such fees, which totaled approximately $335,000, including reimbursements for associated out of pocket, legal and other expenses, were paid to Parthenon in December 2002 and are included within the total issuance costs of $677,800 associated with the issuance of the preferred stock. Total fees and expenses paid to Parthenon in connection with management advisory services provided to the Company, recorded through a charge to general and administrative expenses, were approximately $13,000, $206,000, $788,000 (including a lump-sum payment of $630,000 discussed below), and $148,000 for the period from December 23, 2002 to December 31, 2002, the year ended December 31, 2003, and the nine month periods ended September 30, 2004 and 2003 (unaudited), respectively.

On September 28, 2004, the Company and Parthenon entered into a termination agreement whereby the management advisory service arrangement set forth in the advisory agreement was terminated in exchange for a lump-sum payment of $630,000, recorded through a charge to general and administrative expense for the nine month period ended September 30, 2004.

In fiscal 2001, the Predecessor recorded bonus expense to its three principal stockholders totaling $5,025,000, included within cost of revenue ($418,750), general and administrative expense ($1,623,750), sales and marketing expense ($888,750), and research and development expense ($2,093,750).

In fiscal 2002, the Predecessor recorded bonus expense to its three principal stockholders totaling $1,020,000, included within cost of revenue ($85,000), general and administrative expense ($340,000), sales and marketing expense ($170,000), and research and development expense ($425,000).

On June 1, 2002, the Predecessor entered into an agreement with Callero Partners, Inc. (“Callero”) whereby Callero provided various consulting services to the Predecessor, including the development of an operational

RACKABLE SYSTEMS, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

plan, investor presentations, and assistance with negotiations for the sale of the Predecessor. The Predecessor paid Callero a total of $134,793, which was recorded through a charge to general and administrative expense for the period from October 1, 2002 to December 22, 2002. Immediately following the acquisition of the Predecessor on December 22, 2002, the two officers of Callero were hired by Rackable Systems to serve as President and Chief Executive Officer, and Executive Vice-President of Operations and Chief Financial Officer, respectively.

22. SUBSEQUENT EVENTS

Warrant Repurchase—On December 31, 2004, the Company repurchased the warrant that was issued to the Predecessor in December 2002 (see Note 3) by assigning a percentage interest in the warrant to each of the former stockholders of the Predecessor (of which approximately 96% was allocated to the three founders of the Predecessor who continued their employment with the Company subsequent to the acquisition) and entering into a promissory note arrangement with each of the former stockholders for an aggregate principal amount of $3,000,000. The notes bear interest at 2.48% per annum, compounded annually. In the event an initial public offering is effective within 24 months following the date of the notes, 50% of the outstanding principal shall be due and payable in full upon the initial public offering, and the remaining 50% of the outstanding principal plus accrued and unpaid interest shall be due and payable in full upon the earlier to occur of (i) the first secondary offering of the Company’s common stock or (ii) 18 months following the effective date of the initial public offering. In the event no initial public offering is effective within 24 months following the date of the notes, 100% of the outstanding principal plus accrued and unpaid interest shall be due and payable in full on December 31, 2006. As discussed in Note 3, under the terms of the asset purchase agreement, the Company had the right to repurchase up to 33% of the aggregate common stock issuable to the founders of the Predecessor, including shares to be issued under warrant arrangements, subject to their continuous employment for the period of one year from the purchase transaction date. Consequently, under the provisions of EITF 95-8, Accounting for Contingent Consideration Paid to the Shareholders of an Acquired Enterprise in a Purchase Business Combination, the Company has accounted for 33% of the repurchase price for the founders’ portion of the warrant, or approximately $960,000, through a charge to general and administrative expense during the quarter ended December 31, 2004, with the remaining $2,040,000 recorded as an addition to goodwill.

Revision of Redemption Clause for Preferred Stock—In February 2005, the Company entered into an agreement with Rackable Investment LLC, the Company’s controlling stockholder, in which Rackable Investment LLC gave up its right to take cash in lieu of common stock upon redemption of the Series A preferred stock held by it. In consideration for this, the Company agreed (1) not to take a number of corporate actions without Rackable Investment LLC’s consent, including pricing or consummating a contemplated initial public offering, and (2) to amend the registration rights agreement between the Company and Rackable Investment LLC and the Company’s founders that provides Rackable Investment LLC with additional registration rights in the event of another offering, and (3) to amend the voting agreement with Rackable Investment LLC to clarify the provisions of that agreement.

Repurchase of Common Stock from Founders—In February 2005, the Company repurchased a total of 1,224,123 shares of its common stock from the three founders of the Predecessor for approximately $6,000,000 in cash. Such shares had been issued to the three founders in connection with the purchase of the Predecessor in December 2002 and represented approximately 18% of the common stock in the Company held by the founders.

                     Shares

Rackable Systems, Inc.

Common Stock

PROSPECTUS

                    , 2005

LEHMAN BROTHERS

Sole Book-Running Manager

THOMAS WEISEL PARTNERS LLC

PIPER JAFFRAY

RBC CAPITAL MARKETS

PACIFIC CREST SECURITIES

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

The following table sets forth the costs and expenses to be paid by us in connection with the sale of the shares of common stock being registered hereby. All amounts are estimates except for the SEC registration fee, the NASD filing fee and The NASDAQ National Market filing fee.

Amount to be Paid
SEC registration fee	$10,005
NASD filing fee	9,000
NASDAQ National Market filing fee
Printing and engraving expenses
Blue sky qualification fees and expenses
Accounting fees and expenses
Legal fees and expenses
Transfer agent and registrar fees
Miscellaneous expenses

Total

Item 14. Indemnification of Directors and Officers

Our amended and restated certificate of incorporation contains provisions permitted under Delaware law relating to the liability of directors. These provisions eliminate a director’s personal liability for monetary damages resulting from a breach of fiduciary duty, except in circumstances involving wrongful acts, such as:

•	any breach of the director’s duty of loyalty;

•	acts or omissions which involve a lack of good faith, intentional misconduct or a knowing violation of the law;

•	payment of dividends or approval of stock repurchases or redemptions that are unlawful under Delaware law; or

•	any transaction from which the director derives an improper personal benefit.

These provisions do not limit or eliminate our rights or any stockholder’s rights to seek non-monetary relief, such as an injunction or rescission, in the event of a breach of director’s fiduciary duty. These provisions will not alter a director’s liability under federal securities laws.

As permitted by Section 145 of the Delaware General Corporation Law, our amended and restated bylaws require us to indemnify our directors and executive officers to the fullest extent not prohibited by the Delaware law. We may limit the extent of such indemnification by individual contracts with our directors and executive officers. Further, we may decline to indemnify any director or executive officer in connection with any proceeding initiated by such person or any proceeding by such person against us or our directors, officers, employees or other agents, unless such indemnification is expressly required to be made by law or the proceeding was authorized by our Board of Directors.

We have entered into indemnity agreements with each of our current and former directors and certain of our executive officers to give these directors and officers additional contractual assurances regarding the scope of the indemnification set forth in our amended and restated certificate of incorporation and bylaws and to provide additional procedural protections. At present, there is no pending litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought, nor are we aware of any threatened litigation that may result in claims for indemnification.

We have the power to indemnify our other officers, employees and other agents, as permitted by Delaware law, but we are not required to do so.

We maintain a directors’ and officers’ insurance and registrant reimbursement policy. The policy insures directors and officers against unindemnified losses arising from certain wrongful acts in their capacities as directors and officers and reimburses the registrant for those losses for which the registrant has lawfully indemnified the directors and officers. The policy contains various exclusions, none of which apply to this offering.

The underwriting agreement filed as Exhibit 1.1 to this registration statement provides for indemnification under certain circumstances by the underwriters of the Registrant and certain of its officers and directors for liabilities arising under the Securities Act of 1933, as amended, or otherwise.

At present, there is no pending litigation or proceeding involving any of our directors or officers where indemnification will be required or permitted. We are not aware of any threatened litigation or proceeding that might result in a claim for such indemnification.

Reference is made to the following documents filed as exhibits to this registration statement regarding relevant indemnification provisions described above and elsewhere herein:

Exhibit Document	Number
Form of Underwriting Agreement	1.1
Amended and Restated Certificate of Incorporation	3.3
Amended and Restated Bylaws	3.6
Registration Agreement	10.2
Form of Indemnity Agreement	10.7

Item 15. Recent Sales of Unregistered Securities

The following list sets forth information regarding all securities sold by us since our incorporation through December 31, 2004:

(1) We sold an aggregate of 2,200 shares of its common stock to an employee for cash consideration in the aggregate amount of $1,048.30 upon the exercise of a stock option granted under its 2002 Stock Option Plan with an exercise price of $0.4765 per share.

(2) We granted stock options and stock awards to approximately 57 employees, directors and consultants under its 2002 Stock Option Plan covering an aggregate of 4,237,500 shares of common stock, at exercise prices ranging from $0.4765 to $4.00 per share. Of these, options covering an aggregate of 555,800 were canceled without being exercised, and an aggregate of 2,200 shares were issued upon the exercise of stock options or issued in connection with stock awards granted, as set forth in (1) above.

(3) We issued 2,500 shares of common stock to a service provider in exchange for services rendered valued at $1,190.

(4) Rackable Systems, Inc. was incorporated in December 2002 for the purpose of purchasing the assets of GNJ, Inc. (f.k.a. Rackable Systems, Inc.). In connection with the formation of Rackable Systems, Inc., on December 23, 2002 we issued 19,200,000 shares of our Series A preferred stock to Rackable Investments LLC, 516,667 shares of our Series A preferred stock to Thomas K. Barton and 283,333 shares of our Series A preferred stock to Todd R. Ford, for an aggregate purchase price of $20,000,000.

(5) In December, 2002, we issued 7,175,004 shares of common stock to GNJ, Inc. in connection with the purchase of the assets of GNJ, Inc. (formerly Rackable Systems, Inc.), for a total aggregate value of $2,009,001.

(6) In February 2003, we sold an aggregate of 1,000,000 shares of Series A preferred stock to Rackable Investments LLC, at $1.00 per share, for an aggregate purchase price of $1,000,000.

(7) In December 2004, we repurchased a warrant issuance obligation by entering into a promissory note arrangement with three of our executive officers for an aggregate principal amount of $3,000,000.

(8) In September 2004, we issued an aggregate of 1,176,000 shares of common stock and 1,680,000 shares of Series B preferred stock upon the voluntary conversion of 1,680,000 shares of Series A preferred stock by Rackable Investments LLC. The Registrant subsequently redeemed 1,680,000 shares of Series B preferred stock at $1.25 per share in October 2004.

We claimed exemption from registration under the Securities Act for the sales and issuances of securities in the transactions described in paragraphs 1 and 2 above by virtue of Section 4(2) of the Securities Act as transactions not involving any public offering or under Rule 701 promulgated under the Securities Act, in that they were offered and sold either pursuant to written compensatory plans or pursuant to a written contract relating to compensation, as provided by Rule 701.

We claimed exemption from registration under the Securities Act for the sales and issuances of securities in the transactions described in paragraphs 3, 4, 5, 6, 7 and 8 by virtue of Section 4(2) of the Securities Act and/or Regulation D promulgated thereunder as transactions not involving any public offering. We claim these exemptions on the basis that the purchasers in each case represented their intention to acquire the securities for investment only and not with view to or the distribution thereof and appropriate legends were affixed to the share certificates and instruments issued in such transactions. All recipients had adequate access, through their relationships with us, to information about us made without general solicitation or advertising and each purchaser was a sophisticated investor with access to all relevant information necessary to evaluate the investment and represented to us that the shares were being acquired for investment.

Item 16. Exhibits and Financial Statement Schedules

(a) Exhibits

Number	Description

1.1	Form of Underwriting Agreement.*

2.1	Asset Acquisition Agreement, dated December 23, 2002, by and between GNJ, Inc. (f.k.a. Rackable Systems, Inc.) and Registrant.

3.1	Amended and Restated Certificate of Incorporation.

3.2	Certificate of Amendment to Amended and Restated Certificate of Incorporation.

3.3	Certificate of Amendment of Amended and Restated Certificate of Incorporation.

3.4	Amended and Restated Certificate of Incorporation to be effective immediately following completion of this offering.

3.5	Bylaws.

3.6	Amended and Restated Bylaws to be effective immediately following completion of this offering.

4.1	Reference is made to Exhibits 3.1, 3.2, 3.3, 3.4 , 3.5 and 3.6.

4.2	Form of Specimen Stock Certificate.*

5.1	Opinion of Cooley Godward LLP.*

Number	Description

10.1	Securities Purchase Agreement by and among Registrant and the other purchasers set forth therein dated as of December 23, 2002, as amended through September 30, 2004.

10.2	Registration Agreement, dated December 23, 2002, by and among Registrant and certain investors and founders named therein.

10.3	Amendment No. 1 to Registration Agreement, dated February 2, 2005, among the Registrant, Rackable Investment LLC and the founders named therein.

10.4	Founders Repurchase and Rights Agreement, dated December 23, 2002, by and among Registrant, GNJ, Inc. (f.k.a. Rackable Systems, Inc.), Rackable Investments LLC and the founders named therein.

10.5	Company Warrant Agreement, dated December 23, 2002, by and among Registrant, GNJ, Inc. (f.k.a. Rackable Systems, Inc.) and Rackable Investment LLC.

10.6	Agreement for Sale of Company Warrant Agreement, dated December 31, 2004, by and among the Registrant, Rackable Investment LLC and the founders named therein.

10.7	Form of Indemnity Agreement entered into by Registrant with each of its directors and certain executive officers.

10.8	2002 Stock Option Plan and form of related agreements.*

10.9	2005 Equity Incentive Plan and Form of Stock Option Agreement under the 2005 Equity Incentive Plan.

10.10	2005 Non-Employee Directors’ Stock Option Plan and Form of Nonstatutory Stock Option Agreement under the 2005 Non-Employee Directors’ Stock Option Plan.

10.11	2005 Employee Stock Purchase Plan and Form of 2005 Employee Stock Purchase Plan Offering.

10.12	Lease Agreement, dated as of November 27, 2001, by and between the Registrant and EOP-Industrial Portfolio, L.L.C.

10.13	First Amendment to Lease Agreement, dated as of April 22, 2004, by and between the Registrant and EOP-Industrial Portfolio, L.L.C.

10.14	Loan and Security Agreement, as amended through January 10, 2005, by and between the Registrant and Silicon Valley Bank.

10.15	Employment Agreement, dated as of December 23, 2002, by and between the Registrant and Thomas K. Barton.

10.16	Employment Agreement, dated as of December 23, 2002, by and between the Registrant and Todd R. Ford.

10.17	Employment Agreement, dated as of December 23, 2002, by and between the Registrant and Giovanni Coglitore.

10.18	Employment Agreement, dated as of December 23, 2002, by and between the Registrant and Nikolai Gallo.

10.19	Employment Agreement, dated as of December 23, 2002, by and between the Registrant and Jack Randall.

10.20	Deferred Compensation Agreement, dated as of December 23, 2002, by and between the Registrant and Thomas K. Barton.

10.21	Amendment to Deferred Compensation Agreement, dated as of September 30, 2004, by and between the Registrant and Thomas K. Barton.

10.22	Promissory Note, dated as of December 23, 2002, by Thomas K. Barton.

10.23	Deferred Compensation Agreement, dated as of December 23, 2002, by and between the Registrant and Todd R. Ford.

Number	Description

10.24	Amendment to Deferred Compensation Agreement, dated as of September 30, 2004, by and between the Registrant and Todd R. Ford.

10.25	Promissory Note, dated as of December 23, 2002, by Todd R. Ford.

10.26	Advisory Agreement, dated December 23, 2002, by and between the Registrant and Parthenon Capital, LLC.

10.27	Termination Agreement, dated September 28, 2004, by and between the Registrant and Parthenon Capital, LLC.

10.28	Director Cash Compensation Arrangement.

10.29	Promissory Note dated December 31, 2004, issued by the Registrant to Giovanni Coglitore.

10.30	Promissory Note dated December 31, 2004, issued by the Registrant to Nikolai Gallo.

10.31	Promissory Note dated December 31, 2004, issued by the Registrant to Jack Randall.

10.32	Stock Repurchase Agreement, dated February 2, 2005, between the Registrant and Giovanni Coglitore.

10.33	Stock Repurchase Agreement, dated February 2, 2005, between the Registrant and Nikolai Gallo.

10.34	Stock Repurchase Agreement, dated February 2, 2005, between the Registrant and Jack Randall.

10.35	Offer letter, dated August 18, 2004, from the Registrant to Hagi Schwartz.

10.36	Offer letter, dated November 4, 2004, from the Registrant to Michael Maulick.

10.37	Offer letter, dated November 4, 2004, from the Registrant to Gary Griffiths.

10.38	Offer letter, dated September 8, 2004, from the Registrant to Tom Gallivan.

10.39	Letter agreement, dated February 2, 2005, among the Registrant, Rackable Investment LLC and the founders named therein.

10.40	Stockholders’ Voting Agreement by and among the Registrant, Rackable Investment LLC, GNJ, Inc., and the founders named therein dated December 23, 2002.

10.41	Repurchase Agreement, dated as of October 4, 2004 between the Registrant and Rackable Investment LLC.

16.1	Letter re change in certifying accountant from Ernst & Young LLP.

16.2	Letter re change in certifying accountant from Deloitte & Touche LLP.

23.1	Consent of Independent Registered Public Accounting Firm.

23.2	Consent of Cooley Godward LLP. Reference is made to Exhibit 5.1.

24.1	Power of Attorney. Reference is made to the signature page.

*	To be filed by amendment.

(b) Financial Statement Schedules

All financial statement schedules are omitted because they are not required, are not applicable or the information is included in the financial statements or the notes thereto.

Item 17. Undertakings

The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons pursuant to provisions described in Item 14 above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Milpitas, State of California, on the 4th day of February, 2005.

RACKABLE SYSTEMS, INC.

By:	/S/ THOMAS K. BARTON
Thomas K. Barton Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Thomas K. Barton and Todd R. Ford and each of them, his true and lawful attorneys-in-fact and agents with full power of substitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, and to sign any registration statement for the same offering covered by the registration statement that is to be effective upon filing pursuant to Rule 462(b) promulgated under the Securities Act, and all post-effective amendments thereto, and to file the same, with all exhibits thereto and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or his or their substitute or substitutes, may lawfully do or cause to be done or by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/S/ THOMAS K. BARTON Thomas K. Barton	Chief Executive Officer (principal executive officer)	February 4, 2005

/S/ TODD R. FORD Todd R. Ford	Chief Financial Officer (principal financial and accounting officer)	February 4, 2005

/S/ GARY A. GRIFFITHS Gary A. Griffiths	Director	February 4, 2005

/S/ HAGI SCHWARTZ Hagi Schwartz	Director	February 4, 2005

/S/ MICHAEL J. MAULICK Michael J. Maulick	Director	February 4, 2005

/S/ GIOVANNI COGLITORE Giovanni Coglitore	Director	February 4, 2005

EXHIBIT INDEX

Number	Description

1.1	Form of Underwriting Agreement.*

2.1	Asset Acquisition Agreement, dated December 23, 2002, by and between GNJ, Inc. (f.k.a. Rackable Systems, Inc.) and Registrant.

3.1	Amended and Restated Certificate of Incorporation.

3.2	Certificate of Amendment to Amended and Restated Certificate of Incorporation.

3.3	Certificate of Amendment of Amended and Restated Certificate of Incorporation.

3.4	Amended and Restated Certificate of Incorporation to be effective immediately following completion of this offering.

3.5	Bylaws.

3.6	Amended and Restated Bylaws to be effective immediately following completion of this offering.

4.1	Reference is made to Exhibits 3.1, 3.2, 3.3, 3.4 , 3.5 and 3.6.

4.2	Form of Specimen Stock Certificate.*

5.1	Opinion of Cooley Godward LLP.*

10.1	Securities Purchase Agreement by and among Registrant and the other purchasers set forth therein dated as of December 23, 2002, as amended through September 30, 2004.

10.2	Registration Agreement, dated December 23, 2002, by and among Registrant and certain investors and founders named therein.

10.3	Amendment No. 1 to Registration Agreement, dated February 2, 2005, among the Registrant, Rackable Investment LLC and the founders named therein.

10.4	Founders Repurchase and Rights Agreement, dated December 23, 2002, by and among Registrant, GNJ, Inc. (f.k.a. Rackable Systems, Inc.), Rackable Investments LLC and the founders named therein.

10.5	Company Warrant Agreement, dated December 23, 2002, by and among Registrant, GNJ, Inc. (f.k.a. Rackable Systems, Inc.) and Rackable Investment LLC.

10.6	Agreement for Sale of Company Warrant Agreement, dated December 31, 2004, by and among the Registrant, Rackable Investment LLC and the founders named therein.

10.7	Form of Indemnity Agreement entered into by Registrant with each of its directors and certain executive officers.

10.8	2002 Stock Option Plan and form of related agreements.*

10.9	2005 Equity Incentive Plan and Form of Stock Option Agreement under the 2005 Equity Incentive Plan.

10.10	2005 Non-Employee Directors’ Stock Option Plan and Form of Nonstatutory Stock Option Agreement under the 2005 Non-Employee Directors’ Stock Option Plan.

10.11	2005 Employee Stock Purchase Plan and Form of 2005 Employee Stock Purchase Plan Offering.

10.12	Lease Agreement, dated as of November 27, 2001, by and between the Registrant and EOP-Industrial Portfolio, L.L.C.

10.13	First Amendment to Lease Agreement, dated as of April 22, 2004, by and between the Registrant and EOP-Industrial Portfolio, L.L.C.

10.14	Loan and Security Agreement, as amended through January 10, 2005, by and between the Registrant and Silicon Valley Bank.

10.15	Employment Agreement, dated as of December 23, 2002, by and between the Registrant and Thomas K. Barton.

10.16	Employment Agreement, dated as of December 23, 2002, by and between the Registrant and Todd R. Ford.

Number	Description

10.17	Employment Agreement, dated as of December 23, 2002, by and between the Registrant and Giovanni Coglitore.

10.18	Employment Agreement, dated as of December 23, 2002, by and between the Registrant and Nikolai Gallo.

10.19	Employment Agreement, dated as of December 23, 2002, by and between the Registrant and Jack Randall.

10.20	Deferred Compensation Agreement, dated as of December 23, 2002, by and between the Registrant and Thomas K. Barton.

10.21	Amendment to Deferred Compensation Agreement, dated as of September 30, 2004, by and between the Registrant and Thomas K. Barton.

10.22	Promissory Note, dated as of December 23, 2002, by Thomas K. Barton.

10.23	Deferred Compensation Agreement, dated as of December 23, 2002, by and between the Registrant and Todd R. Ford.

10.24	Amendment to Deferred Compensation Agreement, dated as of September 30, 2004, by and between the Registrant and Todd R. Ford.

10.25	Promissory Note, dated as of December 23, 2002, by Todd R. Ford.

10.26	Advisory Agreement, dated December 23, 2002, by and between the Registrant and Parthenon Capital, LLC.

10.27	Termination Agreement, dated September 28, 2004, by and between the Registrant and Parthenon Capital, LLC.

10.28	Director Cash Compensation Arrangement.

10.29	Promissory Note dated December 31, 2004, issued by the Registrant to Giovanni Coglitore.

10.30	Promissory Note dated December 31, 2004, issued by the Registrant to Nikolai Gallo.

10.31	Promissory Note dated December 31, 2004, issued by the Registrant to Jack Randall.

10.32	Stock Repurchase Agreement, dated February 2, 2005, between the Registrant and Giovanni Coglitore.

10.33	Stock Repurchase Agreement, dated February 2, 2005, between the Registrant and Nikolai Gallo.

10.34	Stock Repurchase Agreement, dated February 2, 2005, between the Registrant and Jack Randall.

10.35	Offer letter, dated August 18, 2004, from the Registrant to Hagi Schwartz.

10.36	Offer letter, dated November 4, 2004, from the Registrant to Michael J. Maulick.

10.37	Offer letter, dated November 4, 2004, from the Registrant to Gary A. Griffiths.

10.38	Offer letter, dated September 8, 2004, from the Registrant to Tom Gallivan.

10.39	Letter agreement, dated February 2, 2005, among the Registrant, Rackable Investment LLC and the founders named therein.

10.40	Stockholders’ Voting Agreement by and among the Registrant, Rackable Investment LLC, GNJ, Inc., and the founders named therein dated December 23, 2002.

10.41	Repurchase Agreement, dated as of October 4, 2004 between the Registrant and Rackable Investment LLC.

16.1	Letter re change in certifying accountant from Ernst & Young LLP.

16.2	Letter re change in certifying accountant from Deloitte & Touche LLP.

23.1	Consent of Independent Registered Public Accounting Firm.

23.2	Consent of Cooley Godward LLP. Reference is made to Exhibit 5.1.

24.1	Power of Attorney. Reference is made to the signature page.

*	To be filed by amendment.